18.

Follow-Up Materials

06014241

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Corporacion Financiera Del Valle SA

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 12 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3437

FISCAL YEAR 12-31-05

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 6/8/06

CORFICOLOMBIANA S.A.

CORFIVALLE
Una marca Corficolombiana

AR/S
12-31-05

Corporacion Financiera Del Valle SA

ANNUAL REPORT

2005

FINANCIAL STATEMENTS

January - December

2005

CORFICOLOMBIANA S.A.

CORFIVALLE
Una marca Corficolombiana

BOARD OF DIRECTORS

PRINCIPALS	ALTERNATES
José Hernán Rincón Gómez	Alejandro Figueroa Jaramillo
Efraín Otero Alvarez	Without possession - Without acceptance
Carlos Arcesio Paz Bautista	José Carlos Santander Palacios
Mario Scarpetta Gnecco	Lilly Scarpetta Gnecco
Iván Felipe Mejía Cabal	Consuelo Scarpetta Gnecco
Roberto Pizarro Mondragón	Carlos Alberto González Arboleda
Ignacio José Argüello Andrade	Without possession - Without acceptance
Santiago Madriñán de la Torre	Augusto Martínez Carreño
Vacancy	Alvaro Correa Holguín

STATUTORY AUDITOR

Oscar Darío Morales Rivera

Deloitte & Touche Ltda.

REPORT TO THE ASSEMBLY OF SHAREHOLDERS

MANAGEMENT REPORT

We are submitting to the consideration of the shareholders Corporación Financiera Colombiana S.A. management report of 2005. This report contains a brief of the main economic facts that affected CFC´s activity, as well as the analysis of the results obtained.

ECONOMIC SCENARIO

Economic Context

In 2005, the main macroeconomic variables showed an ongoing positive performance, due to the participant´s confidence on the government economic policy and the positive conditions found by investors in the emerging markets.

The internal debt for external debt substitution operations contributed to reduce the Nation´s external debt, from 41.5% of total public debt down to 35.2%1. This fact, added to a 14.8%2 increase in tax collections, among others, has improved public finances. This is reflected in a 1.1% surplus of the Consolidated Public Sector during the first nine months of the year. Therefore, total figures of 2005 are expected to reflect a consolidated deficit below the 1.6% goal.

As of November 2005, unemployment rate in the 13 main cities of the country was 12.1%, lower than the 13.9% recorded in 2004. This shows higher use of labor by the productive sector.

Unemployment
(13 main cities and Natio´s total)



19
18
17
16
15
14
13
12
11
10
9
(%)
13 main cities
12.1%
10.2%
Nation´s total
Feb-03
May-03
Ago-03
Nov-03
Feb-04
May-04
Ago-04
Nov-04
Feb-05
May-05
Ago-05
Nov-05

Source: DANE

In 2005 inflation continued showing a decreasing trend. This behavior derives from the exchange rate revaluation, resulting in a reduction of imported input costs, as well as of transactable goods, reducing the pressure over production prices, along with consumer prices. By year end 2005, consumer inflation was 4.85%, lower than the 5.5% in 2005, a figure that allowed Banco de la Republica (Central Bank) meet its goal.

The absence of inflation pressures, as well as the need to attenuate the Colombian peso revaluation with respect to the dollar, allowed Banco de la Republica to provide ample

[1] Information available as of September 2005
[2] Information available as of September 2005

liquidity to the economy. In 2005, Banco de la Republica reduced its reference interest rate by 50 basic points to 6.0%. In addition, the Central Bank purchased Ps. 4,658.4 million dollars in the exchange market, out of which 3,250 million were sold to the Government. The ample liquidity supply allowed the CD rate (DTF) to maintain a low level, ending 2005 with a 6.31% level with respect to 7.71% by the end of the previous year. Similarly, the real DTF decreased from 2.16% in December 2004, to 1.39% by year end 2005.



DTF deposit rate E.A. and Real DTF
Over CPI
Real DTF rate over CPI
DTF
Real DTF over CIP
DTF E.A.
1.39%
6.31%
8.0%
7.5%
7.0%
6.5%
6.0%
2.5%
2.3%
0.5%
05-Dic-04
02-Ene-05
30-Ene-05
27-Feb-05
27-Mar-05
24-Abr-05
22-May-05
19-Jun-05
17-Jul-05
14-Ago-05
11-Sep-05
09-Oct-05
06-Nov-05
04-Dic-05
01-Ene-06

Source: Banco de la Republica (Central Bank)

Colombian internal GNP showed a 5.1% increase during the first nine months of the year[3] with respect to the same period in 2004, and 5.57% during the third quarter of the year. The productive sectors that showed the highest growth during the January – September period were: Financial intermediation services indirectly measured (11.79%), construction (11.54%) and commerce, repair, restaurants and hotels (9.27%). On the other hand, consumption, which accounts for approximately 70% of the GNP growth, showed a 5.24% increase during the third quarter of the year.



Quarter GNP annual variation
(actual growth)
5.75%
percentage
9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
-7.0
-9.0

Source: DANE

[3] Last available figure

The revaluating trend continued throughout 2005, in spite of the Central Bank's intervention. By year end 2005, the exchange rate was Ps. 2,284.22, accounting for a par revaluation of 4.42% per year, below the 13.98% shown in 2004.

The revaluation was due to a high dollar supply, resulting from higher flows of direct foreign investment, remittance increase, and official capital net reimbursement growth.

By 2005, as well as 2004, the dollar devaluation was common place regionally due to the increasing flows of capital investments in face of the increasing growth of the regional economic performance. This reflected on the Emerging Market Bonds Index (4) that closed with 283 units, lower than the 420 units by year end 2004.

Par devaluation	P. Chile	P. Colombia	P. México	Real	Nuevo Sol
2005	-8.61%	-4.42%	-5.32%	-12.59%	4.14%
2004	-6.30%	-13.98%	-0.85%	-8.16%	-5.31%
2003	-17.64%	-2.35%	8.24%	-18.39%	-1.20%

Source: Reuters –Corfivalle calculations.

Financial System

From January to November 2005, the assets of the financial entities increased by 12.96%, to Ps.129.83 billion pesos by the end of November. These figures are the result of a 14.14% increase in the investment item and 14.87% in the total system loan portfolio.

The positive evolution of the economic activity and the labor market, as well as low interest rates which led to lower indebtedness costs, boosted loan portfolio increase. By year end 2005, the microcredit portfolio showed a 50.3% increase, while the commercial and consumption portfolio increased by 7.5% and 38.4%, respectively. On the other hand, the mortgage portfolio decreased by 2.9%.

The growth of the financial sector was supported on the writing-off of its balances, which reflected on an improvement of the Portfolio Quality Indicator5, at 3.09%, minimum level since 1995, and an increase of the coverage indicator6, that reached 137.96% in November.

On the other hand, as of November 2005, the liabilities of the financial entities increased by 12.44% with respect to the end of 2004. The above was mainly encouraged by the 32.3% increase of the savings account balance, followed by a 16.4% increase of the current account balance.

[4] Emerging Markets Bond Index, JP Morgan, www.morganmarkets.com.
[5] Quality Indicator = Uncollected accounts / Gross loan portfolio
[6] Coverage indicator = Provisions / Uncolletected accounts

Liability balance of the Financial System
(excluding IOE and cooperatives)


45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
May-98
Nov-98
May-99
Nov-99
May-00
Nov-00
May-01
Nov-01
May-02
Nov-02
May-03
Nov-03
May-04
Nov-04
May-05
Nov-05
CUENTA CORRIENTE
AHORRO
CDT

In conclusion, in 2005 the growth of the financial system was consolidated. This situation is evidenced by the following issues: (i) increase of the system's assets, boosted by the investment growth, (ii) improvement of quality indicators and portfolio coverage, and (iii) increase of the system's loan portfolio.

CFC'S MAIN FIGURES

On December 30, 2005, the perfectioning of the merging process that was under way since March 2005, between Corporación Financiera del Valle S.A. (absorbing entity) and Corporacion Financiera Colombiana (absorbed entity) was completed, as consigned on public deed number 12.364, Notary's office 18 of Bogota. The new Corporation becomes a leading entity in the financial system, with Ps. 4,973,066 million in assets, Ps. 1,519,318 million in equity and Ps. 223,083 million in profits.

Equity and Solvency Ratio

As of December 2005, CFC's equity totaled Ps. 1,519,318 million, the third within the total of the financial system after Banco de Bogota and Bancolombia.

The solvency ratio by year end 2005 was 17.36%. By 2004, Corficolombiana recorded a 16.65% indicator and Corfivalle a 14.06% indicator. This means that the new entity has high equity capacity which guarantees the necessary soundness to continue its expansion in this new process.

Cash Flows

By December 2005, the merged entity showed a net profit of Ps. 223,083 million, higher by Ps. 145,000 million, compared to the amount of the net results of both Corporations in 2004.

In 2005, CFC's businesses showed an outstanding performance. Investment valuation, both in fixed income and variable income, profits from treasury operations, dividends from investments, profit from selling investments, recovery of unproductive assets, and improvement of interest margins were positive results obtained by the entity by year end.

NET PROFIT
Figures in million pesos


220,000
170,000
120,000
70,000
20,000
-30,000
6,030
(8,799)
46,644
31,170
223,083
Dic-03
Dic-04
Fusionada
CFC
CFV

As of December 2005, the net operational result was Ps. 186,693 million, a figure dramatically higher than the one in 2004 obtained by both entities.

NET OPERATIONAL RESULT
Figures in million pesos


200,000
150,000
100,000
50,000
0
-50,000
424
(433)
22,413
35,963
186,693
Dic-03
Dic-04
Fusionada
CFC
CFV

The investment business features dividends that total Ps. 89,201 million. In addition, marketable investment resulted in a valuation of 75,608 million. Profit from sold shares totaled Ps. 35,152 million.

Treasury income significantly contributed with CFC´s results. Such income comprises the valuation of investments in debt securities and forwards, as well as profits from securities and purchase and sale of foreign currency.

In turn, the investment bank business showed an income from commissions of Ps. 6,816 million.

On the other hand, administrative overheads reached Ps. 63,788 million. This value is consistent with the merging process carried out during 2005 which required both entities to incur in additional expenses to complete successfully such process.

In 2005, a significant reduction of unproductive assets occurred, due to the recovery of provisions and profits from selling assets, reflected in a higher income for CFC. As of December 2005, the net result of portfolio provisions was positive in Ps. 24,854 million. Also, the liquidation of goods received in lieu of payment contributed to CFC´s results, producing income close to Ps. 20,000. As of December 2005, the net balance of this item was Ps. 25,521 million.

During the year Ps. 16,846 million were recovered from investment provision in debt securities, while new provisions had to be created on participative securities of Ps. 20,275 million.

COMMERCIAL ACTIVITY

Loan Operations

By year end 2005 and upon consolidating the merging, the gross loan portfolio totaled Ps. 1,890 billion, with a 1.39% increase with respect to the balance amount of 2004 of the merged entities, of Ps. 1,860 billion. This result derives from a positive growth of the business bank segment, which is the target market of both corporations, where the portfolio balance increased from Ps. 724,1107 million to Ps. 915,275 million, with a 26.38% growth, explained by a very dynamic growth of its loan portfolio, factoring and foreign trade operations.

The corporate market was reduced by 14.48% with a balance by the end of December 2005 of Ps. 974,596 million. This market was affected by the high liquidity of the system, which encouraged many of its customers to elect other forms of financing, such as bond issue and syndication of new loan packages. In other cases treasury loans were used at rates that did not provide an attractive margin for our business.

The quality of the loan portfolio maintained a positive evolution. The A rated loans, which at 2004 accounted for 80.2% of the portfolio, increased their share to 86.13% by the end of 2005, and this situation contributes to the financial margin of CFC.

The loan considered as productive (A and B ratings) went from 87.05% to 90.23%; this allowed the overdue portfolio index to have a favorable evolution, from 1.65% by year end 2004 to 1.39% by year end 2005. This indicator was one of the lowest in the financial system.

Deposits

The issuance of term deposits had a dynamic behavior in agreement with the liquidity needs. Its 8.17% growth allowed to reach Ps. 1.990 billion. This figure is sufficient to respond to the loan demand and the funding needs of the investment portfolio.

Also, during the year an effort was made to attain a better structure with respect to the maturity profile. For this purpose, the high liquidity of the market was used. This allowed to obtain resources at terms exceeding 18 months under favorable cost conditions. By year end 2005, such deposits account for 25% of the total CD´s issued.

TREASURY

Year 2005 was very important for treasury operations in Colombia. This was certainly one of the activities that produced higher income for financial entities, as it was a record year mainly in public debt securities and shares. CFC Treasury actively participated in the market both in Colombian pesos and in dollars, ranking 5th within the Market Makers pattern, with a 5.12% share in the primary market and 10.77% share in the secondary market.

The security investment portfolio as of December 2005 totaled Ps. 1,047,294 million with a 23.4% increase with respect to December 2004, where the portfolio of both corporations, Corfivalle and Corficolombiana increased to Ps. 848,456 million.

One of the strategies developed in 2005 was to increase the activity in all treasury investments and maintain current inventory of investment for sale in order to keep them at least for one year within CFC´s assets, producing a financial margin close to 4%

In the foreign currency and derivatives market CFC maintained its leadership in spot, forwards and Colombian peso/dollar option operations. As of December 31, 2005, the derivative portfolio totaled USD 621 million, with a 7.63% share in the total market in 2005. During the same period, the share in the spot market (Colombian peso/dollar) was 19%. The merging shall lead to an increase of businesses resulting from the synergy. Certainly, Corfivalle strength in money desk, added to Corficolombiana production sector customer base, will allow for a higher market share by CFC.

During 2005 the integration of the Investment Bank and Treasury area was ongoing. This allowed to carry out important businesses in public and private debt bond issue and placement, from both local and international agents.

The Treasury Risk Department underwent a significant development in 2005, with the acquisition and development of new technological tools that allowed to apply controls such as Profit and Loss Statement (Value at Risk), MAT (Management Action Trigger), MCO (Maximum Cumulative Outflow), MTF (Medium Term Funding), CCP (Cash Capital Position). This type of controls allow for a reliable and sustained development of the Treasury business.

By 2006, CFC shall continue strengthening its trading units in order to maintain its leading position in the Colombian market. Its strategy in this sense is focused on exploring new markets in the region and in gaining new foreign customers willing to invest in Colombia. Casa de Bolsa S.A. development, the broker firm owned by CFC is key to attain this objective.

INVESTMENTS

In 2005 CFC obtained excellent results in the capital investment business. Before analyzing the investment portfolio, with respect to its composition, dividend generation and rotation, it is important to highlight the Direct Foreign Investment (DFI) behavior and the equity securities capital market in Colombia, as key indicators to understand the environment of "capital investment" is in the country.

In the third quarter of 2005, the DFI reached an accumulated amount of USD 3,330 million, accounting for a 40% increase with respect to the same period in 2004. Year 2005 is expected to finish with a DFI exceeding USD 4,000 million, thus reaching its highest level in the last eight years with a 58% growth with respect to the previous year.


Minas y Canteras (incluye carbón)
Sector petrolero
Manufactureras
Comercio, Restaurantes Y Hoteles
Transportes, Almacenamiento y Comunicaciones
Construcción
Establecimientos Financieros
Agricultura, Caza, Silvicultura Y Pesca
Servicios Comunales
Electricidad, Gas y Agua
1,463
960
942
455
701
203
144
150
125
350
97
57
55
133
21
3
0
-3
-218
86
-400
-200
0
200
400
600
800
1,000
1,200
1,400
1,600
a III Trim 2004
a III Trim 2005

The rise of the manufacturing sector is significant, with a USD 701 million investment, the highest figure in the last 11 years, which is the result of: (i) purchase of Coltabaco by Philip Morris, for USD 300 million in April; (ii) purchase of Tubos del Caribe by Maverick Tube Corporation, for USD 156 million in June, (iii) purchase of Diaco by Brazilian iron and steel company Gerdau; and (iv) Renault investments to manufacture Logan and Michelin model and to begin truck radial tire production, the only one in Latin America.

Also, the mining sector (including coal) and the oil sector had an outstanding performance, that continues attracting significant investment flows. In the oil sector, the DFI increase results from the purchase of Hocol assets by French Maurel & Prom (M&P) oil company in a move that involved USD 460 million, along with investments made by Denish Maersk Oil multinational company and Brazilian Petrobras, who increased their hydrocarbon mining operations in Colombia[7].

With respect to the equity securities capital market in Colombia, "Bolsa de Valores de Colombia" (Colombian stock exchange) showed an important dynamics, with a 199% increase in its index in 2005, as well as the interest of pension funds in equity securities investments from Colombian issuers, (although the exposition of pension funds in the equity securities market is still very low taking into account their capacity).

[7] Source: Banco de la Republica, Proexport.

Significant results have been obtained by Bolsa de Valores (Colombian Stock Exchange), with a 119% increase in 2005.



General Index of Bolsa Valores Colombia
July 2001 = 1000
9,513
4,490
9800
8800
7800
6800
5800
4800
3800
2800
1800
800
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05

The **consolidated portfolio** of Corporación Financiera Colombiana S.A. as of December 31, 2005 shows a book value of approximately Ps. 1.5 billion and is made up by investments in the following sectors:



Agrindustry; 6%
Hotels; 6%
Consumer; 3%
Financial; 7%
Industrial; 2%
Wood%
Mining; 1%
Real Estate; 1%
Technology; 0%
Other; 0%
Infraestructure; 72%

CFC´s portfolio is significantly concentrated on the Infrastructure sector (Gas, Power, Transportation, Water Systems and Sewerage, and Fuel). This is a strategic sector for CFC and where more investments are envisioned. By 2005 stocks from some companies **were bought** and important developments in various companies took place. Also, CFC decided to **participate in the creation** of the Colombian Hydrocarbons Investment Fund (FIHC), a risk private capital fund intended to finance exploration and production project in minor oil fields in Colombia.

On the other hand, it is important to highlight the sustained development of the dividends generated by the portfolio companies, which accounted for Ps. 75,161 million by 2004, Ps.

91,452 million by 2005, with a 22% growth. It is worth to mention the dividend distribution from companies such as Coviandes S.A., Promigas S.A., Leasing the Occidente S.A., Leasing del Valle S.A., Sociedad de Inversiones en Energía S.A., Prodesal and PISA. A significant contribution was also made with income from economic rights owned by the Corporation on 3.81% of the stockholding of Empresa de Energia de Bogota (EEB) and Subestacion Electrica Betania, which totaled Ps. 28,412 in 2005, represented in 30% in dividends, 32% in capital reduction and 38% in share repurchase.

In addition, capital reductions received in 2005 from Empresa de Energia de Bogota (EEB) were significant, Ps. 9,144 million, and Ps. 2,133 million from Gas Natural.

On the other hand, portfolio investment **sales** were completed, with Ps. 28,498 million in profits, originated mainly in the selling of Prodesal, a company that had reached its maturity stage and the selling of 14 non-strategic or minor companies such as the trust Hotel Belfort, Sidelpa, Tecimpre, Fabricato, Banco Popular, Bladex, Acerías Paz del Río, Telesat, Zona Franca Palmaseca, Soforestal, among others.

Finally, the operative and financial restructuring of Industrias Lehner S.A. which began in 2004, was successfully completed; this move included:

i. Reduction by 55% of the financial liabilities based on a loan operation that allowed to bring the company´s debt to sustainable levels.
ii. A deep operative restructuring which increased the EBITDA and the operative profit by 54% and 236% with respect to 2004.
iii. A total accounting and equity writing-off.

INVESTMENT BANK

In 2005 CFC carried out different type of transactions, becoming the Investment Bank with the most ample service portfolio in the country.

One of the businesses that has gained soundness with the merging of the two Corporations is the Investment Bank. When adding up the transactions that both companies carried out in 2005, undoubtedly Corficolombiana is the leader in the national market in this field. In 2005 Ps. 3,500 billion were moved through different types of transactions:

Bond Structuring and Placement:

- Bond structuring and placement of CII, an entity belonging to the BID Group, for Ps. 150 billion. This transaction was especially significant as this is the first time a multilateral entity makes an issue in Colombian pesos to place these resources in Colombia, offering local currency loan, in this case to leasing companies.
- Structuring and placement of the second and third tranch of bonds from Aval Group for Ps. 400 billion.
- Structuring and placement of bonds from Emgesa for Ps. 210 billion.
- Structuring and placement of the second tranch of subordinated bonds from Banco de Occidente S.A. for Ps. 40 billion.
- Placement of the second tranch of Leasing de Occidente 2005 bonds for Ps. 43.8 billion.
- Placement of the eighth tranch of Bonos Finandina S.A. for Ps. 50 billion.

- Participation in the placement of the first and second tranch of subordinated bonds from Colpatria for Ps. 80 and Ps. 50 billion, respectively.
- Participation in the placement of ISA bond program for Ps. 150 billion.

Syndicated Loans:

- Structuring and syndication of a loan for Thomas Gref and Sons for Ps. 60 billion.
- Structuring and syndication of a loan for Coviandes S.A. for Ps. 150 billion.
- Structuring and syndication of a loan for Brissay which was subsequently transferred to Leonisa.

Mergings and Acquisitions:

- Provide advisory to Interconexion Electrica ISA S.A. in the acquisition of a share of the company owning the EPR network.
- Provide advisory in the merging beween Gases de Occidente and Gases del Norte del Valle
- Advisory assistance in the purchase of San Fernando Coal Mine.
- Fairness Opinion in the selling of Diaco S.A., Siderúrgica del Pacífico S.A. – SIDELPA and Laminados Andinos S.A.,
- Valuation of Colchones América

Project Finance:

- Technical and financial structuring for the Peru – Brazil South inter-oceanic highway.
- Provide advisory on the technical, legal, and financial structuring of the Mass Transportation Integrated System of the Pereira Metropolitan Area - Dosquebradas - La Virginia (Megabus System)

If this experience and recognition adds to the synergies of the mentioned merging and the development of better origination and distribution financial capacities, the new Corficolombiana will certainly become an Investment Bank leader in the Colombian market.

The Economic Research area maintained its position in the financial sector as a source of permanent consultation in Colombia and abroad. Besides the periodical reports, in 2005 the book, "Consultorio Economico y Financiero" was published in 2005, compiling the questions and answers weekly published on Portfolio newspaper. By the end of the year the Economic Forum was held, which gathers the most important economic analysts of the country in order to make a balance of 2005, and make economic estimations on 2006.

GOOD RECEIVED IN PAYMENT OF OBLIGATIONS (FORECLOSED ASSETS)

In 2005 CFC received Ps. 6,730 million in payment of obligations, with respect to sales of Ps. 31,885 million, that include Ps. 1,236 million of charged off assets. Sales had a positive impact on the Profit and Loss Statement of Ps. 19,883 million, and the balance of goods received in lieu of payment dropped from Ps. 125,800 million in December 2004 to Ps. 101,881 million in December 2005.

In order to attain this sales level, CFC continued using its different sales channels which include Grupo Aval with the firm Viviendas Planificadas, CFC´s commercial area, Valora S.A. and Gerencia Nacional de Inmuebles who either directly and/or with external intermediaries attained the highest sales volume.

These sales are mostly represented in parcels, warehouses and offices.

RISK MANAGEMENT

During the merging process the risk management was thoroughly analyzed, as well as the human resources and technological resources available in both entities. The best practices of each corporation were adopted, taking into account the volume and type of business to be managed by each unit. As a result of the merging, a better risk control and management is attained and a more complete organizational structure is consolidated armed with more technological tools.

Loan Risk Management System (SARC)

Corficolombiana Loan Risk Management System (SARC) is mainly intended to create an efficient tool to manage the entity´s loan portfolio. This system allows to estimate expected losses measured with state-of-the-art statistic models plus the possibility of establishing tools, policies and guidelines to manage the Corporation´s portfolio through profitability indexes based on risk, growth goals and risk control with early alerts.

CFC made expected loss calculations, based on the internal model. A parallel between traditional provisions and expected loss calculations was kept throughout the year. This parallel was used to review the consistency of the expected loss results and to adjust the model.

The ongoing SARC promotion process, its policies and methodologies were critical mostly on the loan and commercial areas, where reinforcement activities were carried out in the system management and knowledge, and in supporting such areas with the implementation of tools to facilitate their daily activities.

CFC is undergoing a process of reviewing and calibrating SARC internal model due to the merging. Once data bases are homologated, processes defined and models calibrated, the proceeding to certificate the data base will follow, as a previous process to model review, in order to obtain SARC non-objection by Financial Superintendency.

Operational Risk

Corficolombiana has defined operational risk as losses resulting from failures or weakness of processes, individuals and internal systems, or external events. Operational risk may be subdivided into seven categories according to its origin and consequences, as it is consigned on the text "Operational Risk Regulating Treatment", published by Basilea Committee in September 2001. These categories are: internal fraud, disloyalty, external fraud, human management, commercial practices, physical asset damage, system and process failure.

Market Risk

The control structure, as basic principle, has an appropriate function segregation among the front, middle and back office activities.

Technological resources used in controlling and monitoring treasury risks increased in 2004 with the acquisition of a software to measure market risk and fixed income security investment portfolio, and foreign currency valuation. In 2005, the acquisition of a new software allows for on-line calculations of positions and market risk, which are recorded in real time from the transactional systems.

CFC has an on line capacity module, to control risk positions per portfolio, as well as compliance with the authorized maximum term policies. In addition, the Middle Office produces daily reports on limit compliance; and a compliance report is submitted on a monthly basis to the Board of Directors.

A committee with members of the Board of Directors meets in case of significant movements in the market that affect the results, in order to make timely decisions on the portfolio.

Armed with these acquisitions and tools, CFC significantly improves its treasury business operation and reduces operative risks.

Liquidity Risk

The liquidity risk management is based on the compliance of External Circular Letter 042 dated September 27th, 2001. ALCO committee reviews weekly flows in order to determine CFC´s liquidity profile of the current week and the following weeks. Also, there are short term and long term internal indicators with limits established and monitored on a monthly basis by the Board of Directors, which are detailed on the Notes to the Financial Statements and allow to offer appropriate management of this risk.

Loan Risk

This risk is managed, particularly in the treasury business, with the approval of lines of credit which are distributed in different categories depending on the type of product and which may be combined with certain events as explained on the Notes to the Financial Statements.

In order to guarantee and monitor compliance with these lines of credit, CFC has tools such as the system line of credit module where treasury operations are recorded. In addition, it is complemented with counterpart line of credit modules of transactional systems which are also managed by the risk area.

ADMINISTRATIVE AND LEGAL SITUATION

With the merging between Corfivalle (absorbing entity) and Corficolombiana (absorbed entity), CFC finished the year as a consolidated financial entity and strengthened its human assets, organizational structure and management.

In 2005 the labor force of the entity went from 292 employees in Corfivalle and 222 employees in Corficolombiana (total 514), at the beginning of the year, to 517 by year end. This consolidation was worked out under an employer substitution model for the employees of the absorbed entity.

In the first semester and in the first few months of the second semester 2005, each one of the merged entities continued developing the programs intended to support the business strategies, the development and strengthening of leadership and competencies required, and the ongoing rationalization and modernization process of the entities.

As of September, with the signing of the merging agreement, a joint effort began for the legal, operative, accounting, commercial, administrative and cultural integration to allow to reach the objectives defined by both entities, focused on taking advantage of the resources, experiences, knowledge of each entity, in order to create synergies, maximize benefits, obtain better practices and add up in the business areas. This process was led by the presidents of each entity and supported with Mckinsey´s advise and accompaniment.

With the execution of the merging, significant modifications occurred in the organizational structure, and in the conformation of the directors of the merged entity that begins its operation in 2006.

TECHNOLOGICAL ADVANCES

In 2005 CFC developed a strengthening and stabilization process of its technological platform where the process management, Internet and technical support to the merging process were the most relevant.

In the process management area and continuing with the BPM strategy that began in 2004, a new version of the Term Deposits was launched and the redesign of Credit Granting and Disbursements process was implemented on the Bizagi tool, allowing for a thorough integration of the loan process, with a permanent control of its efficiency.

The new Web page with transactional services with available consult on line of consolidated balances, opening of Term Deposits, Exchange declarations, Tax Certificates and information updates was developed and implemented in Internet, based on a state-of-the-art technology to support the information page.

New developments were implemented to strengthen the technological platform in order to control treasury operations. Stabilization developments of operative applications, and implementation of the business intelligence module were carried out.

Development of the technological pattern to support the merging process that integrates the platforms of both organizations, in order to meet the requirements of the control agents in the new entity was completed.

Pursuant to paragraph 4, article 47, Law 222, 1995, modified by Law 603, 2000, Corporacion Financiera Colombiana S.A. maintains licensing agreements for all software used.

AUDIT COMMITTEE

The Audit Committee is an organ that supports the Board of Directors activity, and is responsible for the supervision of the entity´s internal control structure, supervising the functions and activities of the internal audit and comptrollership, observing the transparency of financial information prepared by the entity, and observing the implementation of the necessary controls in the asset laundry prevention system.

Both Corporación Financiera del Valle S.A. and Corporación Financiera Colombiana S.A. independently supervised the integral control system with the meetings of the Audit Committee. Each entity held three meetings as the minimum required by the regulations in force. In the case of Corporacion Financiera del Valle these meetings were held on January 24th, April 11th and August 16th. Corporacion Financiera Colombiana held these meetings on March 2nd, July 6th and December 7th.

In order to evaluate CFC´s internal control structure, both Entities treated, among others, the following subjects :

- The Committee knew CFC´s financial statements as of December 31st, 2004, observing the existence of the necessary internal controls in order to guarantee eligibility and reasonability of the information.

- Confirmed the Statutory Auditor´s opinion with respect to the sufficiency and appropriateness of internal control measures of the entity to be submitted at the Shareholders General Assembly. (article 209 Chamber of Commerce.)

- Approved the Work Plan to be developed by the Comptrollership and knew the Staturory Auditor work plan of 2005

- Knew the follow-up works by CFC and the Statutory Auditor with respect to the SARC developed in 2005.

- The Committee supervised the appropriate application and updating of the Asset Laundry Prevention Integral System, observing the existence of the necessary controls to prevent CFC from being used as an instrument to make illegal activities.

- The Committee supervised the Comptrollership functions and activities, and evaluated the sufficiency and effectiveness of the internal control reports on the following subjects:

– Follow-up to SARC development
– Confirmation of term deposits and loan portfolio balances
– Systems security measures and applications
– Taxes (Compliance with tax obligations –2004 income tax report)
– Loan portfolio
– Private banking
– Asset laundry prevention procedures
– Fixed income security investments and derivatives
– Bank conciliations
– Evaluation of the net position control procedures
– Evaluation of the internal control system of the Group, Pajonales, Hoteles Estelar S.A., Valora S.A., Casa de Bolsa S.A. and Banco Corfivalle (Panamá)
– Evaluation of the asset laundry prevention system by the firm Citigate Global Intelligence and,
– Evaluation of compliance with risk management policies and procedures in Treasury operations

- Knew the Statutory Auditor´s activity, evaluated the sufficiency and effectiveness of its reports on different subjects, and verified the measures taken by the Management, with respect to the exposed topics, related to suggestions and recommendations.

- Knew and evaluated the Official´s Compliance Reports prepared in 2005.

- Knew and evaluated Superintencia Bancaria (Bank Superintendency) requirements and reports carried out in 2005.

- Knew the evolution of CFC´s loan portfolio and provisions evaluation and rating.

From the above, the Audit Committee, in the case of both Corporations, met the objective of supervising CFC´s integral control structure, in a way that designed procedures reasonable protect its assets. Controls have been established to check for the different operations to comply with appropriate approval, authorization and registration levels.

NEW LEGAL PROVISIONS

Legislative Acts

- Pension Reform – Legislative Act 01, 2005 "Which adds article 48 of the Political Constitution ".

Some of the most important issues of this pension reform are the following:

- The State shall guarantee the rights, financial sustainability of the pension system, respect the rights legally acquired, and assume payment of pension debt that the country has to assume as provided by the law.
- Provides that the laws issued in the future related to pensions, shall guarantee the financial sustainability of their provisions.
- Prohibits any default in paying, freezing or reducing the value of the pension monthly allowance legally recognized, except the discounts, deductions and seizures ordered by the law.
- The law provides that the pension right is acquired upon meeting the age requirement, service time, weeks of accrual or the necessary capital, as well as the other conditions provided by the law. With respect to the requirements and benefits to acquire the disability or survival pension right, the ones provided by the law of the General Pension System shall be applied.
- The pension is accrued when all the requirements to access to such pension are met, even when its recognition has not been made.
- The pension may not be below the minimum monthly salary in force. However, there is a possibility for the law to determine the events where periodical economic benefits lower than the minimum salary may be accepted, to low income people who do not meet the eligibility requirements for the pension right.
- Whoever becomes eligible for the pension right as soon as this legislative act becomes effective, may not receive more than 13 pension allowances per year.
- The law shall determine a brief procedure to review the pensions recognized in breach of the law or without meeting the legal requirements, the conventions or the arbitration sentences validly made.
- As of July 31st, 2010, pensions that exceed 25 minimum monthly salaries in force and charged to public resources may not be accrued.
- As soon as this legislative act becomes effective, no pension requirements, other than the ones provided by the law in the General Pension System may be executed through agreements, labor contracts, awards or legal acts.

- The applicable regulation to the members of the public power and the President of the Republic, special pension regulations, the exceptions and any other regulation different than the one established in the laws of the General Pension System, shall expire on July 31st, 2010.
- The transition regulation established on Law 100, 1993, may not be applied further than July 31st, 2010, except to workers who falling in this category, have accumulated at least 750 weeks or its equivalent in service time when this legislative act becomes effective, and to whom this regulation shall apply until 2014.

Laws

- Legal Stability Agreements – Law 963, 2005.

Creates "the legal stability agreements" intended to promote new investments and enlarge the existing ones throughout the national territory.

With these agreements, the country guarantees investors subscribing them, that while in force some of the regulations, laws or legal interpretation that have been identified in the agreements as key issues for investment, are adversely modified, investors shall be applied the same regulations for the duration of the respective agreement.

- Public Stock Market- Law 964, 2005.

This law indicates the objectives and criteria to which the Government shall be subject, in order to regulate the management, profitability and investment of resources from the public made with securities, under the guidelines, objectives and criteria therein provided.

Besides, the law treats subjects such as supervision of the Integral System of the Security Market Information, and contributions, the compensation and liquidation system, general provisions applicable to entities subject to permanent inspection and observance by Superintendencia de Valores (Colombian SEC), the investment protection regulation and the administrative infractions and sanctions that may be imposed by the Superintendency. Confers faculties to merge Superintendencia Bancaria (Bank Superintendency) and Superintendencia de Valores.

Decrees

- Management of agreements and assets originated in operations authorized to loan entities- Decree 161, 2005.

The Ministry of Finance, through decree 161, 2005 authorizes loan institutions to make management operations on the following goods and rights resulting from the development of their corporate purpose: agreements and assets sold definitively by the loan entity; assets received in payment of obligations or assets given for leasing that have been returned and the loan portfolio granted by entities from cooperatives pursuant to the regulations established on this same decree.

- Foreign Capital Investment Regulations in Colombia- Decree 1866, of 2005

Provides that every foreign capital portfolio investment is made through a foreign capital investment fund intended to make transactions solely in the stock exchange.

- Loan limits - Decree 1360, 2005.

The Ministry of Finance through decree 1360, 2005 modifies decree 2360, 1993 on credit limits.

This regulation determines the special credit limits with respect to operations guaranteed by foreign financial entities with stand by letters of credit or with another type of collateral:

- Any loan operation whose payment is supported with a stand by letter of credit issued by a foreign financial entity, may cover up to 40% of the technical equity of the respective loan entity, except that the foreign financial entity is its head office or subordinate office. In this case, the operations may not exceed 30% of such equity.

- Stand by letters of credit shall meet the following conditions:

  1.- The issuer has to have a recent long term rating equal or higher than A or A2, based on the indexes determined by Bank Superintendency.

  2.- They must be issued only and irrevocably on behalf of the respective entity, be paid upon request and be notified by a "notifier bank" in Colombia.

- With respect to other types of collateral, it is established that the ones granted by an affiliate overseas of a loan entity in Colombia, may cover up to 25% of the technical equity of the Colombian head office.

- Investment Regulation of Foreign Capital in Colombia and Colombian Capital Overseas – Decree 4474, 2005

This decree originates in a recommendation from the National Council for Economic and Social Policy, contemplated on Conpes documents 3379, dated September 19, 2005 (adjustments to the general investment regulation of foreign capital) and 3388, dated October 24, 2005 (mechanism to implement the registration of the new modality of investment approved through Conpes document 3379, 2005).

- Merging of (Bank Superintendency) Bancaria and Superintendencia de Valores - Decree 4327, 2005

The Ministry of Finance issued Decree 4327, 2005, with which Superintendencia Nacional de Valores absorbs Colombian Bank Superintendency, becoming *Superintendencia Financiera de Colombia*, with the functions and scope of one and the other.

- Bank Superintendency - Decree 3552, October 7th, 2005

Through Decree 3552, dated October 7th, 2005, issued by the Ministry of Finance, modifies the structure of Bank Superintendency. Compiles the decrees and laws that regulate such authority, gathering under one regulating body all the functions, faculties, organization and competencies of its officials.

- Risk concentration limits - Decree 3011, of 2005

Adds Decree 2360, 1993, on risk concentration limits. Provides 40% of the technical equity of the respective loan entity, as risk concentration limit for the operations carried out under the terms of article 9, decree 2360, 1993 (loan operations with payment using a stand by letter of credit from a foreign financial entity as collateral).

- Loan limits - Decree 1360, of 2005

Modifies Decree 2360, 1993, on loan limits. This regulation determines special credit limits with respect to the operations guaranteed by foreign financial entities using a stand by letter of credit and other types of collateral.

BANK SUPERINTENDENCY

Microcredit- External Circular Letter 002, 2005

With Circular Letter 002, 2005, the Bank Superintendency postpones the application of the microcredit definition, indicating that it will be applied with respect to the credits granted from March 1st, 2005 and as of the financial statements of the same month. However, it clarifies that the rules contemplated on paragraph 2.3.1.1 of External Circular Letter 100, 1995 "suspension of the interest accrual", are effective since January 1st, 2005.

External Circular Letter 005, of March 11, 2005 modified the microcredit definition established on paragraph 2.1.4, Chapter II of External Circular Letter 100, in order to adjust it to provisions of Law 905, 2004, which modifies Law 590, 2000 on the promotion of the micro-, small- and medium- Colombian companies and determines other provisions, thus maintaining uniform information on this credit modality.

Loan Risk (SARC) - External Circular Letter 014, June 1st, 2005

External Circular Letter 014, June 1st, 2005, included several accuracies with respect to the SARC, particularly provisions of letter c), paragraph 1.3.3.2, Chapter 2, External Circular Letter 100, 1995:

- The entities interested in obtaining a non-objection pronouncement on the management policies and internal management and control processes, as well as on the observance of rules of Chapter XX of External Circular Letter 100, 1995, may request it to this Superintendency at any time, with a written communication addressed to the respective Financial Intermediation Authority.

- With respect to obtaining a non-objection pronouncement of the data bases, the entities have to send to this Superintendency the certification on the minimum characteristics, duly undersigned by the main legal representative, pursuant to the standard pro forma supplied by the Bank Superintendency. Subsequently, the Bank Superintendency shall program based on the request order, the special visits intended to evaluate data bases and the technological platform of the entity, in order to determine the objection or non-objection of the same.

- Upon obtaining the non-objection pronouncement of the management policies and internal management and control processes, the observance of the Chapter XX, External Circular Letter 100, 1995 instructions, and SARC data bases, the entities may request to the Colombian Superintendencia Bancaria the admission of evidence for non-objection of its internal models.

External Circular Letter 020 of July 1st, 2005

On the other hand, External Circular letter 020, of July 1st, adopted the loan commercial portfolio reference model, including Annex III on Chapter II of External Circular Letter 100, 1995.

The circular letter also introduced some accuracies related to the general regulation to calculate the provisions of the entities not required to have a SARC, the possibility of the entities of using internal models and applying the reference model to some of the measurement components of the expected loss, the general provision regulation when internal models either include or not counter-cycle components.

External Circular Letter 031 of 2005

External Circular Letter 031, 2005, specifies the information required to evaluate the non-objection requests previous to the presentation of the expected losses estimation or quantification internal models.

External Circular Letter 035

External Circular Letter 035 modified paragraph 1.3.4.2 of Chapter II, of the Financial and Accounting Basic Circular Letter, in order to increase the percentage of the general provision. The above relates to the impact derived from the changing of provisions when the reference model for commercial portfolio becomes effective and in response to the dynamics observed on the different credit modalities, as well as the gradual character of convergence between the default level system and the expected loss models.

Within twenty-one (21) months from the end of October 2005, supervised financial entities have to cover the additional value resulting from the general provision increase. For this purpose, during the first year, 70% of the additional value has to be provisioned and the remaining 30% in the following nine months.

Consumer Protection - External Circular Letter 023 of August 3rd , 2005

With External Circular Letter 023, August 3rd, 2005, Bank Superintendency reminded the supervised entities that the restriction applied to some natural and juridical persons to access the services they provide, when refusing them or unilaterally terminating the provision of such services, without any further explanation to support such decision or alluding to principles such as autonomy or indicating that CFC´s policy is to abstain from engaging persons or companies involved in certain activities, are ignoring the consumer protection regulation provided on the Financial System Organic By-Laws, and ignoring the public interest nature of the service they provide pursuant to article 335 of the Political Constitution.

Reiterates that the refusal of supervised entities to provide services or the unilateral termination when applicable, should be supported by an individual evaluation, based on objective and reasonable criteria that has to be informed to the consumer when so required.

Reception of information by mail with digital signature.

Pursuant to provisions of letter a), paragraph 3, article 326, of the Financial System Organic By-Laws, Bank Superintendency instructed supervised entities so that the information submitted to SBC by mail has to be duly authenticated by the legal representative (principal or alternate), the statutory auditor (principal or alternate), the accountant or the Customer Advocate, as the case may be, with his digital signature, under the terms provided on Law 527, 1999.

SUPERINTENDENCIA DE VALORES (COLOMBIAN SEC)

Issuers - Resolution 493, June 24th, 2005

Modifies item two of article 1.2.3.2 Resolution 400, 1995, in the sense of indicating that the issuer has to certify that at least one of the three issues of securities made in the last two years is effective upon requesting the public offer, in order to facilitate the access of short term issuers to issuing programs.

BANCO DE LA REPUBLICA (CENTRAL BANK)

External Resolution No. 1, of February 18th , 2005

External Resolution External Circular Letter 8, 2005 clarifies External Resolution 8, 2000, with respect to the intervention of Banco de la Republica in the exchange market. Banco de la Republica may intervene in order to avoid undesirable fluctuations of the exchange rates as in the amount of international reserves, by purchasing or selling currency, either directly or indirectly, in cash or for future, from commercial banks, mortgage banks, financial corporations, commercial financial companies, financial cooperatives, Financiera Energetica Nacional, BANCOLDEX, brokers, and the Nation –Ministry of Finance.

External regulating circular letter DODM – 142 of March 8th, 2005

The Banco de la Republica, with external regulating circular letter DODM – 142, March 8th , 2005 establishes that in the case of institutional reorganization processes resulting in the incorporation of a new entity, the general balance limit of transitory expansion operation, while reporting the biweekly cash reserve requirement report by Bank Superintendency, "shall be 15% of the average balance of the deposits transferred based on the last report of the entity from which such liabilities are originated, reported to Banco de la Republica by Bank Superintendency". The new entity shall inform Banco de la Republica on the percentage of liabilities subject to cash reserve that were transferred; and this communication shall be signed by the legal representative of the former.

External Resolution 02 of March 18th, 2005- Obligatory Investments in Agricultural Development Securities.

Modifies investment regulations to be made and maintained by loan entities in agricultural development securities.

OPERATIONS WITH SHAREHOLDERS AND MANAGERS

The operations carried out by CFC with its shareholders and managers meet the company´s general policies. Such operations are duly detailed on the Notes to the Financial Statements.

CFC declares that pursuant to provisions of article 57 of Regulating Decree 2649, 1993, the information and assertions which are part of the financial statements have been duly verified and obtained from CFC´s accounting records, prepared in conformance to the regulations and accounting principles established in Colombia.

PERSPECTIVES 2006

In 2006, Colombian economy is expected to continue its high growth rate, although lower than in 2005, obtaining a level close to 4.5%. The positive behavior of the consumer expectation indexes, as well as the growth of the power demand result in positive expectations on the evolution of private consumption, particularly during the first semester of the year.

The liquidity environment is expected to be ample during the first part of the year. Therefore, interest rates will continue favoring investment and consumption increase. The peso revaluation is expected to come to a halt in the second semester of the year and a small par devaluation to occur, which could result in a moderate increase of the price level. This way, as long as dollar behavior changes its current trend, inflationary pressures may occur, and consequently, an eventual increase of reference rates of the market by Banco de la Republica.

Finally, the better performance of the Colombian economy in 2006 shall significantly depend on the foreign market behavior. The ongoing high liquidity levels, low interest rates and sustained growth of global economy, shall be key factor to continue boosting internal economic dynamics.

The results of the parliamentary elections shall be a significant note in 2006, as the Congress composition will determine the Government´s capacity to carry out structural reforms intended to strengthen public finances. The country is expected to continue with advances in the safety and public order field, in order to motivate a higher level of confidence in the evolution of the Colombian economy.

PEDRO NEL OSPINA SANTA MARIA
President

Note: The members of the Board of Directors on their January 30, 2006 meeting, approved the report submitted by the President. The project to pay up losses form previous periods is submitted.

Next, the President submitted the operations carried out by CFC with is subordinated and affiliate companies, which are contemplated on the 2005 balance on the profit and loss statement, and detailed on note # 24.

OPINION AND FINANCIAL STATEMENTS

December 31, 2005

STATUTORY AUDITOR'S REPORT

To the Stockholders of
CORPORACIÓN FINANCIERA COLOMBIANA S.A. (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A. - CORFIVALLE S.A.)

(Translation of the statutory auditor's (Revisor Fiscal) report originally issued in Spanish)

I have audited the accompanying balance sheets of CORPORACIÓN FINANCIERA COLOMBIANA S.A. (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A.) as of December 31, 2005 and 2004 and the related statements of income, of changes in stockholders' equity, and of cash flows for the years then ended. Those financial statements are the responsibility of the Corporation's Management and were prepared based upon accounting instructions issued by the Office of the Superintendent of Financing in Colombia. One of my functions is to express an opinion on these financial statements based upon my audits thereof. The financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A.- (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A.) corresponding to the year ended as of December 31, 2005, incorporates the financial statements as of December 29, 2005 and for the period between January 1 and December 29, 2005 of Corporación Financiera Colombiana S.A. (absorbed company), the review of which was conducted by another statutory auditor, who issued a qualified opinion on February 1, 2006; consequently, my opinion on the figures relative to Corporación Financiera Colombiana S.A. (absorbed company) included in the financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A. (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A.) as of December 31, 2005, is solely based upon the report of such statutory auditor.

I obtained the information necessary to comply with my functions and carried out my work in accordance with audit standards generally accepted in Colombia. Such standards require that I plan an conduct the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting practices used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audits provide me a reasonable basis for expressing my opinion.

As mentioned in Note 3 to the financial statements, the Extraordinary General Stockholders' Meeting held on September 28, 2005 approved the merger commitment as from December 30, 2005, of Corporación Financiera Colombiana S.A., with Corporación Financiera del Valle S.A., surviving the latter as the absorbing company, and changing its corporate name into CORPORACIÓN FINANCIERA COLOMBIANA S.A. The financial statements as of December 31, 2004 which are presented for comparison purposes, only involve amounts related to Corporación Financiera del Valle S.A. (absorbing company).

In my opinion, the financial statements referred to above, duly taken from the accounting books, present reasonably the financial position of CORPORACIÓN FINANCIERA COLOMBIANA S.A. (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A.) as of December 31, 2005 and 2004, the results of its operations, the changes in its stockholders' equity, and its cash flows for the years then ended, in conformity with accounting guidelines and practices established by the Office of the Superintendent of Financing, applied on a consistent basis.

Based upon my functions as statutory auditor, the scope of my tests as of December 31, 2005 and 2004 and the statutory auditors' report of Corporación Financiera Colombiana S.A. (absorbed company), I report that the accounting books of the Corporation is carried pursuant to the legal norms and the accounting technique; the transactions recorded in the accounting books and the acts of Management were adjusted to the bylaws and to General Stockholders' and Board of Directors' decisions; the correspondence, account vouchers and minute and stock registry books are duly kept and preserved; the assessment and classification of receivables, accrual of yields, recording of provisions for the portfolio of receivables and foreclosed assets, and the adoption of the Special Market Risk Management System (SEARM, for its Spanish initials) were conducted in all material aspects according to the criteria and procedures established by External Circular Letter 100 of 1995 issued by the Office of the Superintendent of Financing; the Management report duly matched the basic financial statements; and the contributions t the Integral Social Security System were accurately and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests, indicates that the Corporation has followed adequate internal control and preservations and custody measures of its assets and of those of third parties under its possession. My recommendations on internal controls have been communicated in separate reports addressed to Management.

OSCAR DARIO MORALES R.
Statutory Auditor
Professional Card No. 3822-T
Member of Deloitte & Touche Ltda

February 3, 2006

BEST AVAILABLE COPY

CORPORACION FINANCIERA COLOMBIANA S. A. (formerly, Corporación Financiera del Valle S. A.)
Balance Sheets
As of December 31, 2005 and 2004
(Amounts stated in Millions of Colombian Pesos)
(Traslation of the Financial Statements originally issued in spanish)

ASSETS		31/12/2005 DD/MM/AAAA		31/12/2004 DD/MM/AAAA	
:SH ON HAND	(Notes 5 y 24)		$ 90.904.1		$ 29.378.3
ERBANK FUNDS SOLD AND RESALE AGREEMENTS (Note 6)			37.310.0		37.007.9
VESTMENTS	(Notes 7 y 24)		2.659.113.4		1.162.163.9
...otiable - Debt Securities		284.063.4		281.329.3	
...otiable - Equity Securities		85.048.0		192.401.4	
...ld-to-Maturity		146.101.9		37.288.2	
...ailable-for-Sale - Debt Securities		102.931.6		6.520.6	
...ailable-for-Sale - Equity Securities		1.653.368.3		560.593.0	
...estment repurchase rights		523.447.6		187.482.2	
ess: Provision		(135.847.4)		(103.450.8)	
...N PORTFOLIO	(Notes 8 y 24)		1.755.892.3		777.945.8
...mercial Loans. Adequate Collateral		565.635.0		423.439.2	
Category A Normal		463.097.4		393.816.8	
Category B Acceptable		50.816.9		21.998.9	
Category C Appreciable		19.458.0		6.643.7	
Category D Significant		48.498.1		44.404.2	
Category E Uncollectible		15.956.9		4.979.1	
ess: Provision		(32.192.3)		(48.403.5)	
...rcial Loans. Other Collateral		1.209.162.7		363.587.8	
Category A Normal		1.165.230.0		340.390.6	
Category B Acceptable		26.658.8		10.514.0	
Category C Appreciable		23.887.0		10.422.4	
Category D Significant		15.596.8		10.684.0	
Category E Uncollectible		61.336.3		26.490.2	
ess: Provision		(83.546.2)		(34.913.4)	
ess: General Provision		(16.905.4)		(9.081.2)	
...CEPTANCES AND DERIVATIVES	(Note 9)		6.993.5		28.830.1
...ebtors of Bankers' acceptances		387.2		0.0	
...erivative		6.606.3		28.830.1	
Rights		2.706.748.1		5.979.847.2	
Obligations		(2.700.141.8)		(5.951.017.1)	
...COUNTS RECEIVABLE	(Notes 10 y 24)		70.537.6		33.207.4
Interest		30.507.7		10.991.5	
Commissions and Fees		1.634.9		5.413.5	
Payment on account of commercial clients		38.8		411.4	
Others		42.107.3		25.430.6	
Less: Provision		(3.751.1)		(9.039.6)	
...EALIZABLE GOODS AND FORECLOSED ASSETS	(Note 11)		25.520.5		2.923.8
Realizable goods		190.4		0.0	
Foreclosed assets other than housing		101.881.6		12.911.0	
Goods not used in the corporate purpose		410.1		0.0	
Depreciation		(146.7)		0.0	
Less: Provision		(76.814.9)		(9.987.2)	
...OPERTY AND EQUIPMENT	(Note 12)		15.922.6		11.686.9
Lands, buildings, and constructions under course		24.324.1		16.682.0	
Office equipment, furniture, and fixtures		8.701.2		4.759.8	
Computer equipment		9.155.5		4.610.1	
Others		427.7		472.5	
Less: Accrued depreciation and amortization		(26.685.9)		(14.837.2)	
Less: Provision		0.0		(0.3)	
...HER ASSETS	(Notes 13)		49.335.3		69.828.6
Permanent contributions		83.2		4.9	
Prepaid expenses and Deferred charges		2.732.5		1.351.7	
Others		57.541.3		82.279.1	
Less: Provision		(11.021.7)		(13.807.1)	
...ALORIZATION/APPRAISALS	(Notes 7 y 24)		306.005.8		215.686.9
Available-for-Sale investments in low or minimum marketability securities or not listed in the exchange		285.065.7		203.347.8	
Property and equipment		20.940.1		12.339.1	
Others		0.0		0.0	
...GATIVE VALORIZATION	(Note 7)		(44.469.3)		(36.759.8)
Available-for-Sale investments in low or minimum marketability securities or not listed in the exchange		(44.469.3)		(36.759.8)	
...TAL ASSETS BEFORE GUARANTEE CAPITAL			$ 4.973.065.8		$ 2.331.899.8
...ARANTEE CAPITAL			0.0		0.0
...OTAL ASSETS AND GUARANTEE CAPITAL			$ 4.973.065.8		$ 2.331.899.8
...EDIT CONTINGENT ACCOUNTS PER CONTRA (Note 22)			166.296.0		169.476.6
...BIT CONTINGENT ACCOUNTS	(Note 22)		583.996.6		300.212.1
Others		583.996.6		300.212.1	
...BIT MEMORANDUM ACCOUNTS	(Note 23)		5.059.412.3		4.987.014.6
...EDIT MEMORANDUM ACCOUNTS PER CONTRA (Note 23)			6.398.436.9		4.890.250.8
...OTAL CONTINGENT AND MEMORANDUM ACCOUNTS			$ 12.208.141.8		$ 10.346.954.1

LIABILITY AND STOCKHOLDERS' EQUITY		31/12/2005 DD/MM/AAAA		31/12/2004 DD/MM/AAAA	
DEPOSITS AND CALL MONEYS	(Notes 14 & 24)		$ 2.084.476.1		$ 953.276.9
Deposits in Bank current account		0.0		0.0	
Fixed-term deposit certificates		1.998.459.0		911.085.4	
Savings deposits		82.381.7		41.190.3	
Savings accounts of real value		0.0		0.0	
Savings certificates of real value		0.0		0.0	
Others		3.635.4		1.001.2	
INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS (Note 15)			518.656.6		233.480.2
OUTSTANDING BANKERS' ACCEPTANCES			387.2		-
BANK LOANS AND OTHER FINANCIAL LIABILITIES (Note 16)			756.123.3		603.656.5
Central Bank		0.0		0.0	
Other local entities		510.635.7		510.129.3	
Foreign entities		245.487.6		93.527.2	
ACCOUNTS PAYABLE	(Notes 17 y 24)		47.513.1		24.591.2
Interest		36.104.2		18.297.3	
Commissions and Fees		91.2		52.1	
Dividends and surpluses		97.9		8.4	
Others		11.219.8		6.233.4	
OUTSTANDING INVESTMENT SECURITIES			0.0		175.0
OTHER LIABILITIES	(Note 18)		42.806.0		22.996.5
Consolidated labor liabilities		2.271.1		1.314.4	
Deferred income		4.965.4		1.773.6	
Retirement pensions		1.119.9		1.074.9	
Others		34.449.6		18.833.6	
ACCRUED LIABILITIES AND PROVISIONS	(Note 19)		3.785.7		7.670.1
Labor liabilities		211.7		0.0	
Taxes		301.0		5.157.6	
Others		3.273.0		2.512.5	
TOTAL EXTERNAL LIABILITIES			3.453.748.0		1.845.846.4
BOCEAS - BONDS MANDATORILY CONVERTIBLE INTO SHARES			0.0		0.0
TOTAL LIABILITIES			3.453.748.0		1.845.846.4
STOCKHOLDERS' EQUITY			1.519.317.8		486.053.4
CAPITAL STOCK Divided by 146.299.761 shares of a Col$ 10 par value each	(Note 20)		1.463.0		860.2
RESERVES	(Note 21)		468.219.2		215.048.7
Legal reserve		382.257.6		127.599.6	
Statutory and occasional reserves		85.961.6		87.449.1	
SURPLUS OR DEFICIT			842.906.1		264.266.5
Unrealized profit or loss in Available for Sale investments		500.332.8		4.302.6	
Appraisals		306.005.8		215.686.9	
Negative appraisals		(44.469.3)		(36.759.8)	
Equity reappraisal		81.036.8		81.036.8	
Others		0.0		0.0	
PRIOR PERIODS' LOSS			(16.353.2)		(25.291.7)
PROFIT OF THE YEAR			223.082.7		31.169.7
TOTAL LIABILITY AND EQUITY BEFORE GUARANTEE CAPITAL	$		4.973.065.8		2.331.899.8
GUARANTEE CAPITAL			0.0		0.0
TOTAL LIABILITIES, EQUITY AND GUARANTEE CAPITAL			4.973.065.8		2.331.899.8
CREDIT CONTINGENT ACCOUNTS	(Note 22)	$	166.296.0	$	169.476.6
Endorsements and collaterals		36.627.7		14.695.2	
Letters of credit		19.108.9		31.171.3	
Approved, non-disbursed loans		17.815.7		13.624.2	
Other contingencies		92.743.7		109.985.9	
DEBIT CONTINGENT ACCOUNTS PER CONTRA	(Note 22)		583.996.6		300.212.1
DEBIT MEMORANDUM ACCOUNTS PER CONTRA	(Note 23)		5.059.412.3		4.987.014.6
CREDIT MEMORANDUM ACCOUNTS	(Note 23)		6.398.436.9		4.690.250.8
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS			$ 12.208.141.8		$ 10.146.954.1
PROFIT PER SHARE (In Colombian Pesos)			$ 1.524.83		362.34

... the Notes that accompany the financial statements

JOSE ALBERTO SANTANA MARTINEZ
LEGAL REPRESENTATIVE

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40995-T

OSCAR DARIO MORALES R.
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See report attached)

CORPORACION FINANCIERA COLOMBIANA S. A. (formerly, Corporación Financiera del Valle S. A.)
Statements of Income
December 31, 2005 and 2004
(Amounts stated in millions of Colombian Pesos)
(Traslation of the Financial Statements originally issued in spanish)

		PERIODS BETWEEN			
		FROM 01-01-2005 DD/MM/AAAA	TO 31-12-2005 DD/MM/AAAA	FROM 01-01-2004 DD/MM/AAAA	TO 31-12-2004 DD/MM/AAAA
DIRECT OPERATING REVENUES	(Note 24)	$	737,209.6	$	709,737.8
Interest and discount amortization loan portfolio and other interest		216,303.9		103,560.1	
Profit on valuation of marketable investments - debt securities		72,056.2		40,537.8	
Profit on valuation of marketable investments - equity securities		75,608.2		49,264.1	
Profit on valuation of held-to-maturity investments		11,747.0		3,911.7	
Profit on valuation of available-for-sale investments - debt securities		25,564.0		6,547.0	
Profit on valuation due to temporary transfers		0.0		0.0	
Gain made in available-for-sale investments		11,336.4		0.0	
Readjustment of Real Value Unit - UVR		0.0		0.0	
Commissions and fees		11,763.6		13,430.3	
Profit on derivatives valuation		60,520.2		453,904.1	
Exchanges		164,747.8		6,944.8	
Profit on sale of investments		87,562.3		31,637.9	
Rental of goods under leasing		0.0		0.0	
Profit on sale of assets under leasing		0.0		0.0	
DIRECT OPERATING EXPENSES			555,610.3		626,884.0
Interest, amortized premium, and discount amortization		251,643.9		144,390.3	
Loss on valuation of marketable investments . Debt securities		0.0		0.0	
Loss in valuation of marketable investments . Equity securities		0.0		0.0	
Loss on valuation of held-to-maturity investments		0.0		0.0	
Loss on valuation of available-for-sale investments		0.0		0.0	
Loss on valuation due to temporary transfers		0.0		0.0	
Los made in available-for-sale investments		0.0		0.0	
Readjustment of Real Value Unit - UVR		0.0		0.0	
Commissions		4,462.1		5,853.9	
Loss on derivatives valuation		35,169.9		439,235.5	
Exchanges		169,248.4		5,876.6	
Loss on sale of investments		81,289.3		29,945.8	
Loss on sale of receivables		13,796.7		1,581.9	
Depreciation of goods under leasing		0.0		0.0	
DIRECT OPERATING RESULTS			181,599.3		82,853.8
OTHER OPERATING REVENUES AND EXPENSES - NET			78,821.4		9,761.6
OPERATING REVENUES			160,121.4		48,813.7
Dividends and participations		89,201.5		25,162.6	
Sanctions for breach of lease agreements		0.0		0.0	
Others	(Note 25)	70,919.9		23,651.1	
OPERATING EXPENSES			81,300.0		39,052.1
Personnel expenses		33,565.5		17,039.1	
Others	(Note 26)	47,734.5		22,013.0	
OPERATING RESULTS BEFORE PROVISIONS DEPRECIATION AND AMORTIZATION			260,420.7		92,615.4
PROVISIONS			71,202.5		72,901.6
Investments	(Note 7)	20,275.2		28,082.8	
Loan portfolio	(Note 8)	30,027.7		35,324.2	
Accounts receivable		954.2		3,807.3	
Property and equipment		0.0		0.0	
Others	(Note 27)	19,945.4		5,687.3	
DEPRECIATION - OWN USE GOODS	(Note 12)		1,749.4		1,018.1
AMORTIZATION			776.2		677.4
NET OPERATING RESULTS			186,692.6		18,018.3
NON-OPERATING REVENUES			59,843.4		24,091.2
Non-operating revenues	(Notes 24 y 28)	59,843.4		24,091.2	
NON-OPERATING EXPENSES			14,018.1		2,731.8
Non-operating expenses	(Note 24)	14,018.1		2,731.8	
NON-OPERATING RESULT - NET			45,825.3		21,359.4
PROFIT (LOSS) DUE TO EXPOSURE TO INFLATION			0.0		0.0
PROFIT BEFORE INCOME TAXES			232,517.9		39,377.7
INCOME TAXES	(Note 29)		9,435.2		8,208.0
PROFIT OF THE PERIOD		$	223,082.7	$	31,169.7

See the notes accompanying these financial statements

JOSE ALBERTO SANTANA MARTINEZ
LEGAL REPRESENTATIVE

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40995-T

OSCAR DARIO MORALES R.
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORACION FINANCIERA COLOMBIANA S.A. (formerly, Corporación Financiera del Valle S. A.)
Statements of Cash Flows
For the periods ended as of December 31, 2005 and 2004
(Amounts stated in millions of Colombian pesos)
(Traslation of the Financial Statements originally issued in spanish)

	2005	2004
Cash flows from Operating Activities:		
Net profit of the period	$ 223,082.7	31,169.7
Adjustments to reconcile Net profit and net cash provided by Operating activities:		
Provision fixed-field non-negotiable investments	14,638.9	28,082.8
Provision fixed-field non-negotiable investments through merger	5,636.3	-
Provision loan portfolio	17,291.2	35,324.3
Provision Loan portfolio through merger	12,736.5	-
Provision accounts receivable	558.8	3,807.3
Provision accounts receivable through merger	395.4	-
Provision foreclosed assets	8,360.3	1,312.8
Provision foreclosed assets through merger	6,978.2	-
Provision Other assets	4,120.8	3,673.1
Reimbursement investment provision	(16,014.9)	(12,027.5)
Reimbursement Investment provision through merger	(831.5)	-
Reimbursement loan portfolio provision	(27,339.2)	(3,146.6)
Reimbursement Provision loan portfolio through merger	(26,983.2)	-
Reimbursement accounts receivable provision	(559.4)	(4,671.8)
Reimbursement Provision accounts receivable through merger	(954.0)	-
Reimbursement Provision property and equipment	(0.3)	-
Reimbursement Provision property and equipment through merger	(16.0)	-
Withdrawal of accrued depreciation	10,246.0	(215.5)
Reimbursement Provision foreclosed assets	(105.6)	-
Reimbursement Provision foreclosed assets due to merger	(2,327.7)	-
Reimbursement Provision other assets	(14.9)	(17.0)
Reimbursement Provision Other assets per merger	(12.3)	-
Investment valuation, net	(184,975.4)	(100,260.7)
Unrealized gain (loss) on available-for-sale investments	496,030.2	(4,302.6)
Proceeds from the sale of foreclosed assets	99,479.3	9,695.1
Profit on sale of foreclosed assets, net	(21,008.4)	(2,047.0)
Profit (loss) on sale of property, and equipment, net	(311.2)	123.0
Depreciation	1,749.4	1,018.1
Amortization	776.2	677.4
Depurated profit	620,626.2	(11,805.1)
Defered income	3,191.8	-
Severance provision	487.5	516.4
(Decrease) Increase in accrued liabilities and provisions	(3,884.4)	1,667.2
Increase (decrease) other liabilities	16,826.4	(1,691.9)
Increase in accounts payable	22,921.9	2,068.2
(Increase) decrease in accounts receivable, net	(36,771.0)	5,678.2
Decrease in other assets	15,623.5	5,575.1
Additions of foreclosed assets	(113,709.4)	-
Severance payments	(696.2)	-
Net cash provided by operating activities	524,616.3	2,008.1
Cash flows from investing activities:		
Purchase of investments	(1,564,230.6)	(224,321.9)
Profit on the sale of investments, net	(6,273.0)	(1,692.1)
(Increase) decrease in loan portfolio	(953,651.8)	86,590.7
Decrease (increase) in acceptances and derivatives	21,836.6	(11,712.9)
Proceeds from the sale of investments	254,319.4	47,211.7
Proceeds from the sale of property and equipment	1,199.5	535.3
Dividends received in cash	781.3	-
Purchase of property and equipment	(17,366.5)	-
net cash used in investing activities	(2,263,385.1)	(103,389.2)
Cash flows from financing activities:		
Increase in deposits and call moneys	1,131,199.2	173,473.6
Increase in interbank funds purchased and repurchase agreements	285,176.4	54,792.3
Increase of outstanding bankers' acceptances	387.2	-
Increase (decrease) in bank loans and other financial liabilities	152,466.8	(108,826.3)
Decrease in outstanding investment securities	(175.0)	(7,956.0)
Issuance of stock	602.8	-
Occasional reserves freeing	1,500.7	-
Addition of reserves by merger	253,170.5	-
Paid dividends	(7,378.7)	-
Transfer of loss of exercises prior to merger	(16,353.2)	-
Net cash provided by financing activities	1,800,596.7	111,483.6
Net increase in cash and cash equivalents	61,827.9	10,102.5
Cash at the beginning of the period	66,386.2	56,283.7
Cash at the end of the period	$ 128,214.1	66,386.2

See the notes accompanying these financial statements

JOSE ALBERTO SANTANA MARTINEZ
LEGAL REPRESENTATIVE

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40995-T

OSCAR DARIO MORALES R.
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORACION FINANCIERA COLOMBIANA S. A. (formerly, Corporación Financiera del Valle S. A.)
Statement of changes in stockholders equity
Periods that ended as of December 31, 2005 and 2004
(Amounts expressed in millions of Colombian pesos)
(Traslation of the Financial Statements originally issued in spanish)

	Capital Stock	Legal Reserve	Statutory and Occasional Reserves: Fiscal Norms	Available for Assembly	Economic Development	Economic Capitalization	Total	Unrealized profits in investments	Valuations	Equity Reappraisal	Negative Valuations	Prior periods Results	Net income of the period	Stockholders' Equity
Balance as of December 31, 2003	$ 860.2	127,599.6	87,383.5	65.6	-	-	87,449.1	-	196,736.3	81,036.8	(39,973.1)	(16,492.9)	(8,798.8)	428,417.2
Transfer of losses of the period to prior exercises	-	-	-	-	-	-	-	-	-	-	-	(8,798.8)	8,798.8	-
Movement of the period	-	-	-	-	-	-	-	4,302.6	18,950.6	-	3,213.3	-	-	26,466.5
Profit of the exercise	-	-	-	-	-	-	-	-	-	-	-	-	31,169.7	31,169.7
Balance as of December 31, 2004	$ 860.2	127,599.6	87,383.5	65.6	-	-	87,449.1	4,302.6	215,686.9	81,036.8	(36,759.8)	(25,291.7)	31,169.7	486,053.4
Transfer of profit of the exercise to wipe-off losses	-	-	-	-	-	-	-	-	-	-	-	25,291.7	(25,291.7)	-
For dividends distribution	-	-	-	-	-	-	-	-	-	-	-	5,878.0	(5,878.0)	-
Occasional reserves freeing	-	-	(1,435.1)	(65.6)	-	-	(1,500.7)	-	-	-	-	1,500.7	-	0.0
Dividend decreed in cash or equivalent to $793.5 per share for the 9.298.994 shares with preferred dividend and non-voting rights for subscribed and paid-in shares as of December 31, 2004, corresponding to the accrued dividends pending to be paid for each of the following exercises: 2000 exercises amounting to $356.25, 2001 amounting to $383.50 and 2002 of $53.75.	-	-	-	-	-	-	-	-	-	-	-	(7,378.7)	-	(7,378.7)
Movements acquired through merger	602.8	254,658.0	-	-	8.8	4.4	13.2	-	-	-	-	(16,353.2)	-	238,920.8
Movement of the period	-	-	-	-	-	-	-	496,030.2	90,318.9	-	(7,709.5)	-	-	578,639.6
Net profit	-	-	-	-	-	-	-	-	-	-	-	-	223,082.7	223,082.7
Balance as of December 31, 2005	$ 1,463.0	382,257.6	85,948.4	-	8.8	4.4	85,961.6	500,332.8	306,005.8	81,036.8	(44,469.3)	(16,353.2)	223,082.7	1,519,317.8

See the notes accompanying these financial statements

JOSE ALBERTO SANTANA MARTINEZ
LEGAL REPRESENTATIVE

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40995-T

OSCAR DARIO MORALES R.
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(Ver informe adjunto)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005

(Amounts stated in millions of Colombian pesos)

(Translation of Notes to the Financial Statements originally issued in Spanish)

(1) Reporting Entity

Corporación Financiera Colombiana S.A. (formerly, Corporación Financiera del Valle S.A.) is a private financial institution, duly authorized by the Office of the Superintendent of Banking (currently, the Office of the Superintendent of Financing) through a Resolution dated October 18, 1961, as a commercial joint-stock corporation, established according to Colombian laws on November 27, 1961, through Public Deed No 5710 of Notary One of the Cali jurisdiction. The term of the Corporation expires on October 2, 2051, and can be extended through an ordinary resolution of the General Stockholders' Meeting. It was modified through Public Deed No. 3143 of September 26, 2001, where specific measures for the good governance of the corporation were adopted.

With the purpose of capitalizing the Corporation in $20,000 million in July 2003, the bylaws were amended and the authorized capital was increased from $800 million to $1,000 million and due to this reason, it issued 20 million shares. The merger between Corporación Financiera del Valle S.A. (absorbing entity) and Corporación Financiera Colombiana S.A. (absorbed company) was formalized through Public Deed No. 12364 dated December 30, 2005. In this very public deed, the absorbing entity modified its corporate name into Corporación Financiera Colombiana S.A., changed its corporate domicile from the city of Cali to the city of Bogotá, and increased its authorized capital to $1,600 million.

The corporate purpose of the Corporation is the mobilization of resources and the assignment of capital to: a) promote the creation, reorganization, merger, transformation, and expansion of any type companies; b) participate in their capital and promote the participation of third parties in those companies; and c) grant them medium and long-term financing and offer them specialized financial services that contribute to their development. These companies do not include the institutions that are subject to the control and supervision of the Office of the Superintendent of Financing in Colombia except the Financial Service Companies and the Credit Establishments.

The main (corporate) domicile of the Corporation is in the city of Bogotá and it operates through its seventeen (17) agencies and offices in different cities of Colombia. It has 517 direct employees, 22 indirect ones, and 57 temporary staff and the following financial affiliates and subsidiaries: Leasing del Valle S.A., Banco Corfivalle Panamá S.A., a financial company abroad, Fiduciaria del Valle S.A., Casa de Bolsa S.A., CIA. Agropecuaria e Industria Pajonales S.A., Desmotadora del Norte del Tolima S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Molino Pajonales S.A., Proyecto de Energía S.A. Sociedad General de Inversiones S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., CI. Intercontex S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Promotora Inmobiliaria la Esperanza S.A., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A. y Frigoríficos Colombianos S.A. The accompanying financial statements combine the assets, liabilities, and operations of the Headquarters and its branches. The consolidated financial statements are prepared independently.

(2) Significant Accounting Policies

(a) Basic Accounting System

The Corporación uses the accrual basis accounting system according to which revenues and disbursements are recorded when accrued regardless of whether they have been collected or paid in cash.

Revenues, costs and expenses are recorded on an accrual basis, except as established by the Office of the Superintendent of Banking in Circular letter 011 of 2002, with respect to the interest revenue that they do not accrue on commercial portfolio past due in excess of three (3) months. This interest is credited to revenues when collected.

Prepaid interest and commissions are recorded as deferred income.

(b) Cash on Hand

It records high-liquidity resources of the Corporation such as: Cash, deposits in the Central Bank, local and foreign currency deposits in local and foreign banks, and other financial institutions.

Likewise, bank current-account overdrafts become obligations in favor of the respective bank establishment and are reflected in the "bank current-account overdrafts" liability account.

The value of checks uncollected after six (6) months of being written by the Corporation is reclassified to the "uncollected, written checks" liability account.

As per accounting instructions received from the Superintendency, to cover for eventual losses generated by bank reconciliation items pending clarification, the financial entities have to provision the extracted-not recorded debit notes and the recorded-not extracted credit notes that have stayed in these reconciliations for more that thirty (30) days if denominated in local currency, and sixty (60) days if denominated in foreign currency.

(c) Interbank Funds Sold and Sale Agreements

The above items include: (a) the placements that the Corporation makes in other bank institutions using its excess liquidity during a maximum thirty- (30) day term, and (b) the placements received by the Corporation from other financial institutions under the same circumstances. The yields from interbank funds sold and purchased are credited or charged to operations, according to the case, as they are being accrued.

Placements made under the modality of guarantee resale agreement, denominated "Investment or traded receivables resale agreements" are recorded in the assets, when the Corporation is the creditor and in the liabilities, under the caption "investment or traded receivables repurchase agreements", when the Corporation is the debtor. The difference between the value initially given or received and the value finally received or given is recorded as revenue or expense, as applicable, taking into account accrual norms.

For statement of cash flow purposes, the Corporation considers the interbank funds sold and resale agreements as cash equivalents.

(d) Investments

Include those investments acquired by the Corporation with the purpose of: keeping a secondary liquidity reserve; acquiring direct or indirect control of any financial sector or technical services company; complying with legal or regulatory norms; or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities, or other financial statement elements are exposed.

Below, it is presented the fashion in which the different types of investments are classified, valued, and recorded:

Continues....

Negotiable	Short Term	Securities acquired with the purpose of obtaining profits from short-term price fluctuations.	They use the prices, reference rates, and/or margins directly calculated and published on a daily basis by the stock exchange (*"Bolsa de Valores de Colombia"*).	The difference that shall appear between current market value and the immediately prior one is recorded as greater or lower value of the investment and its balancing entry affects operations.
Held-to-Maturity	Until maturity	Securities with respect to which the Corporation has the serious purpose and the legal, contractual, financial, and operating capacity of keeping them until the expiration of its maturity	Exponentially as from the internal rate of return calculated at the moment of the purchase.	The present value is recorded as a greater value of the investments and its balancing entry is recorded in operations.
Available-for-sale debt securities	One year	After the year is finished, they can be reclassified in the above categories.	Use the prices, reference rates and margins calculated and published on a daily basis by the *Bolsa de Valores de Colombia*.	The changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according to the following procedure: - The difference between the present value of the valuation date and the immediately prior is recorded as a greater value of the investments with credit to income statement accounts. - The difference between the market value and the present value is recorded accumulated non-realized profit or loss, within equity accounts.
Available-for-sale, equity securities		With low or minimum marketability, with no quotation; securities held by the Corporation in its capacity as controlling or parent company.	Investments made in equity securities are valued on a monthly basis according to the marketability ratio they shall maintain at their valuation date and their results are also recorded monthly as follows: Low or minimum marketability or with no quotations are increased or decreased in the share percentage of the equity variations subsequent to the acquisition of the investments, calculated based upon the last certified financial statements. Those statements may not be older than six (6) month as from the valuation date, or the most recent ones when known and issued with opinion. Medium marketability based upon the average price determined and listed by the securities exchange, where negotiated. Such value corresponds to the average price weighted by the amount negotiated during the last five (5) days of negotiations. High marketability based upon the last daily weighted average negotiation price listed by the securities exchange.	Low or minimum marketability or with no quotation: - The difference between market value or updated investment value and the value for which the investment is recorded, is posted as follows: If greater, in first instance it decreases the provision or negative valorization until exhausting it and any excess amount is recorded as appraisal surplus. If lower, it affects the appraisal surplus until exhausting it and any excess is recorded as negative appraisal. - When dividends or profits are distributed in kind, including those coming from the capitalization of equity reappraisal account, it is recorded as revenue the portion that has been recorded as appraisal surplus, with charge to the investment and the surplus is reverted. In the case of dividends or profits in cash, the appraisal surplus value is recorded as revenue, such surplus is reverted, and the amount of dividends exceeding thereof must be recorded as a lower value of the investment. High and medium marketability The market value update of high or medium marketability securities or securities quoted in foreign, internationally recognized exchanges is recorded as accrued, non-realized profit or loss, within equity accounts with credit or charge to the investment. Dividends or profits distributed in cash or in kind, including those coming from the capitalization of the equity reappraisal account, are recorded as revenues up to the amount posted as accrued, non-realized profit during the exercise to which the profits and equity reappraisal distributed correspond, charged to the latter. Collection of cash dividends is recorded as a lower value of the investment.

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Investment Repurchase Rights

Correspond to restricted investments that represent the collateral guarantee of investment repurchase agreements.

In the case of negotiable investments in debt securities or titles, they are recorded at the transfer value when collecting the funds and are updated at market value. Any variations between market value and the last value posted are recorded in income statement accounts on a profit or loss basis, as applicable.

In the case of held-to-maturity investments, they are recorded at the transfer value when collecting the funds and are updated with the accrual of yields until their redemption or maturity, with a credit to the profit and loss statement.

Securities or titles that have one or several ratings granted by external rating agencies duly recognized by the Office of the Superintendent of Financing, or the debt securities issued by entities rated by them, may not be recorded for an amount exceeding the following percentages of their nominal value net of the amortizations made until the valuation date.

LONG TERM Rating	Maximum Value %
BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)

SHORT TERM Rating	Maximum Value %
3	Ninety (90)
4	Fifty (50)
5 and 6	Zero (0)

Provisions or Losses from Credit Risk Ratings

Category	Risk	Characteristics	Provisions
A	Normal	Comply with the terms agreed to in the security or title and have adequate payment capacity of the principal and interest.	Not applicable
B	Acceptable	Corresponds to issues that show uncertainty factors that might affect the capacity to continue to adequately comply with the services of debt. Likewise, its financial statements and other available information show weaknesses that might affect its financial position.	Net value may not be greater than eighty percent (80%) of the net par value of the amortization made until the valuation date for debt securities and of the acquisition cost for equity securities.
C	Appreciable	Corresponds to issues that show medium or high probability of non-compliance with the timely payment of principal and interest. Likewise, its financial statements and other available information show weaknesses in its financial position that compromise investment recovery.	Net value may not be greater than sixty percent (60%) of the net par value of the amortization made until the valuation date for debt securities and of the acquisition cost for equity securities.
D	Significant	Corresponds to those issues that show non-compliance with the terms agreed to in the security, as well as its financial statements and other available information show accentuated deficiencies in its financial position, so that investment recovery is highly doubtful.	Net value may not be greater than forty percent (40%) of the net par value of the amortization made until the valuation date for debt securities and of the acquisition cost for equity securities.
E	Uncollectible	Issuers that according to their financial statements and other available information, it is estimated that the investment is uncollectible. Likewise, if there are no financial statements issued at the most six (6) months as from the valuation date.	The value of these investments must be fully provisioned.

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(e) Loan Portfolio

Records the loans granted by the Corporation under the different modalities authorized. The funds used in the granting of loans come from own resources, from the public under the modality of deposits, and from other external and internal financing sources.

Loans are recorded by the disbursement amount, except portfolio purchases ("factoring"), which are recorded at cost.

External Circular Letter 011 de 2002 issued by the Office of the Superintendent of Financing established the principles and general criteria that all entities under its supervision must adopt in order to adequately maintain assessed the implicit credit risks in loan assets. It also defines loan modalities, and determines ratings according to the risk perception that the same transactions have.

Likewise, it is established that adequate risk credit management should be maintained; for that purpose, each entity must develop a credit risk management system ("sistema de administración de riesgo crediticio – SARC"), which should establish clear and precise policies that define the criteria under which the Corporation in general must evaluate, rate, and control credit risks. Likewise, it defines the corporate government or control instances that should be adopted by the policies and mechanisms necessary to assure strict compliance with the minimum instructions established. With External Circular Letter 020 of 2005, the Office of the Superintendent of Financing in Colombia adopts the commercial portfolio reference model MRC incorporated in Chapter II of External Circular Letter 100, which must be applied by all entities supervised subject to the SARC as from July 1, 2007.

Loan portfolio structure contemplates four (4) loan modalities:

Housing (Mortgage)

Housing (mortgage) loans are those granted to individuals and destined to the acquisition of new or used housing, or the construction of the individual housing. They must have first mortgage on the housing unit being financed. The amortization term must be within a minimum of five (5) and a maximum of thirty (30) years. Loans may be fully or partially prepaid at any time without any penalties whatsoever.

Consumption

Consumption loans are those granted to individuals with the purpose of funding the acquisition of consumption goods or the payment of services for non-commercial or non-business purposes.

Micro-loans

Defined as the set of active loan transactions granted to individuals or entities for the development of micro-companies (small companies) with an indebtedness balance with the respective entity not to exceed twenty-five (25) minimum legal monthly wages.

Micro-company shall mean the economic exploitation unit undertaken by an individual or entity in entrepreneurial, agricultural and animal husbandry, industrial, commercial, or service rural or urban activities, the cadre of personnel of which does not exceed ten (10) workers and with total assets lower than five hundred and one (501) minimum legal monthly wages.

Commercial

Those loans granted to individuals or entities for the development of organized economic activities different to micro-companies.

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Periodicity of Assessment

The Corporation assesses the entire portfolio of those clients whose indebtedness with the Corporation is greater than three hundred (300) minimum legal monthly wages, irrespective of the portfolio type, twice a year in May and November. The result of this assessment is recorded at the closing of the subsequent month. The behavior of this portfolio is updated on a monthly basis, with respect to partial payments, cancellations, write-offs, and degree of delinquency of the transactions.

Criteria for Credit Risk Assessment

The Corporation assesses commercial portfolio based upon the following criteria: payment capacity of the debtor and their co-signers, as well as the projected cash flow, pursuant to updated and documented financial information; debt service and compliance with the terms agreed-to; information from credit rating agencies, consolidated with the system; and from all other commercial information sources that are available to the institution; also information related to the economic conglomerate is considered.

Credit Risk Rating

The Corporation rates credit transactions based upon the aforementioned criteria and they are classified into one of the following credit risk categories:

Category	Commercial	Consumption	Micro-loan	Housing (Mortgage)
"A" Normal Risk	Current and up to one-month past due loans	Current and up to one-month past due loans	Current and up to one-month past due loans	With installments up to date or up to two months past due
"B" Acceptable Risk	Loans past due between one (1) month and up to three (3) moths	Loans past due between one (1) month and up to two (2) moths	Loans past due between one (1) month and up to two (2) moths	Loans past due between two (2) months and up to five (5) moths
"C" Appreciable Risk	Loans past due between three (3) month and up to six (6) moths	Loans past due between two (2) months and up to three (3) moths	Loans past due between two (2) months and up to three (3) moths	Loans past due between five (5) months and up to twelve (12) moths
"D" Significant Risk	Loans past due between six (6) months and up to twelve (12) moths	Loans past due between three (3) month and up to six (6) moths	Loans past due between three (3) months and up to four (4) moths	Loans past due between twelve (12) months and up to eighteen (18) moths
"E" Uncollectibility Risk	Loans past due in excess of twelve (12) months	Loans past due in excess of six (6) months	Loans past due in excess of four (4) months	Loans past due in excess of eighteen (18) months

Loan Rating with Territorial Entities

With respect to the rating of loans granted to Territorial Entities, the Corporation reviews and verifies compliance with the different conditions established by Law 358 of 1997 and observes the following aspects:

- Loans in which the territorial entity pledges income as collateral, where there are no adequate mechanisms to reasonably verify that the same have not been previously pledged as collateral of another liability; the loans guaranteed with the pledge of income resulting insufficient to cover the amount of the liability, and when the territorial entity has given the loan funds a destination different from that determined by law, are rated as category "D".

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- Loans guaranteed with the pledging of income that have been previously committed as collateral of another liability; loans that require but do not have an indebtedness authorization from the Ministry of Finance and Public Credit or from the respective Department; and the loans granted to territorial entities that despite their adopting performance plans as provided by Law 358 of 1997, have not obtained the conformity representation, are rated as category "E". In these cases, provisions equivalent to one hundred percent (100%) of the liability must be made regardless of the collateral.

Fiscal Clearing – Law 617 of 2000

With the intention of structurally amending excess operating expenses in territorial entities, the law established that the Nation would grant collateral to the liabilities contracted by territorial entities with financial that are under the supervision of the Office of the Superintendent of Banking, when all requirements established are met, among others, that the fiscal adjustment agreements were entered before June 30, 2001.

Such collateral would be up to forty percent (40.0%) for the loans in force as of December 31, 1999 and up to one hundred percent (100%) for the new loans destined to fiscal adjustment.

Some of the characteristics of these restructurings are: provisions made on the liabilities subject to restructuring are reverted in the portion that has been guaranteed by the Nation, and the portion of the liabilities subject to restructuring that do not have collateral from the Nation may keep the rating they had as of June 30, 2001.

Rules for the Re-rating of Structured Loans

Loan restructuring shall mean any mechanism instrumented through the celebration of a legal business the purpose of which is the modification of originally agreed-to conditions with the purpose of allowing the debtor an adequate attention of their obligation. All novations are considered restructurings. Before restructuring a loan, it must be reasonably established that the same will be recovered under the new conditions.

Loans may improve their rating after having been restructured only when the debtor shows a regular and effective payment behavior.

Extraordinary Restructurings

Loans with extraordinary restructurings are contained within the following parameters, among others: restructuring terms do not exceed seven (7) years for total amortization (in the case of territorial entities, the term is extended up to ten (10) years); the agreements come together with a Management Covenant to guarantee the compliance with the restructuring agreement and the company's feasibility. It is considered an unsafe practice the reversal of provisions or the improvement of restructured debtors' ratings when the feasibility or the compliance with the terms of the restructuring agreement is not duly demonstrated. When a restructuring agreement is not complied with, the debtor must be immediately rated back into the category it had before the restructuring loan or into another with a greater risk.

Restructurings - Law 550 of 1999

The entrepreneurial reactivation and territorial entities' restructuring was facilitated by Law 550 of 1999. When starting the restructuring negotiation, the Corporation stops accruing interest on the loans in force and keeps the rating they had on the start date of the negotiation. Notwithstanding, if the client is rated in risk category "A", he/she is reclassified into category "B" and a one hundred percent (100%) accounts receivable provision is made.

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(f) Portfolio Write-Offs

The loan portfolio that in Management's opinion is considered unrecoverable or of remote or uncertain recovery after having exhausted the respective collection actions, pursuant to the concepts issued by the lawyers and collection firms, previously approved by the Board of Directors, is susceptible of being written-off.

(g) Loan Portfolio Provision

The Corporación constitutes provisions to be recorded in the statement of profit and loss, as follows:

General Provision

A provision equivalent to one percent (1%) of total gross portfolio.

Individual Provision

Without prejudice of the general provision and as from December 2005, individual provisions for the protection of loans rated in risk categories ("A", "B", "C", "D", and "E") shall at minimum have the following percentages:

	Commercial, Consumption and Micro-loan		Housing	
Category	Principal	Interest and Other Concepts	Principal	Interest and Other Concepts
A - Normal	1 %	1 %	1%	1%
B - Acceptable	3.2 %	3.2%	3.2%	3.2 %
C - Appreciable	20%	100%	10%	100 %
D – Significant	50%	100%	20%	100 %
E – Uncollectible	100%	100%	30%	100 %

Until November 30, 2005, no provision was made for the loans rated in category "A", and a one percent (1%) provision was made for loans rated in category "B". As from December 1, 2005 the greater value of the individual provision of the loans rated in categories "A" and "B" that is generated by virtue of applying Circular Letter 004 of 2005, will be constituted in nineteen (19) monthly aliquots.

Since October 2001, housing (mortgage) loans must keep a provision on the guaranteed portion, in the percentage that shall correspond according to the rating. On the non-guaranteed portion, the provision must be equal to one hundred percent (100%) as from the moment the liability is rated "B" (acceptable).

If the loan remains in category during two (2) consecutive years, the provision percentage on the guaranteed portion will increase to sixty percent (60%). If one additional year elapses under these conditions, the percentage of provision on the guaranteed portion will increase to one hundred percent (100%).

Alignment Rules

When the Corporation rates any of the loans of a debtor as "B", "C", "D" or "E", all other loans or contracts of the same type granted to such debtor are also rated in the highest risk category thereof, unless the debtor demonstrates to the Office of the Superintendent of Financing in Colombia that there are valid reasons for their being rated into a lower risk category.

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The own ratings should be aligned with those of other financial entities when at least two of them establish a greater risk category and the call moneys of which represent at least twenty percent (20%) of the value of the respective loans according to the most recent information available at the risk rating office. In this case, a maximum discrepancy of a one-level difference in the ratings.

Whenever the Office of the Superintendent of Financing in Colombia shall rate any of the loans of a debtor as "B", "C", "D", or "E" all their other loans of the same type are rated in the same rating.

Effect of Adequate Collateral on the Constitution of Individual Provisions

The collateral for loans only support the principal amounts of the loans; accordingly, the balances pending to be amortized of those loans covered with securities that are adequate collateral, are provisioned in the percentage that corresponds to the loan rating, by applying such percentage to the difference between the unpaid balance amount and seventy percent (70%) of the collateral value.

Non-Mortgage Collateral

Past Due Period	Percentage of Coverage
0 - 12 months	70%
More than 12 months and up to 24 months	50%
More than 24 months	0%

Mortgage Collateral or Mercantile Trust

Past Due Period	Percentage of Coverage
0 - 18 months	70%
More than 18 months and up to 24 months	50%
More than 24 months and up to 30 months	30%
More than 30 months and up to 36 months	15%
More than 36 months	0%

As from December 2005, the increases in individual provisions of portfolio rated in risk categories "A" and "B", are made without discounting the value of adequate collaterals.

Pledge collateral that is constituted on commercial or industrial establishments of the debtor; mortgage collateral on immovable assets where the respective establishment operates or functions; and collateral on immovable assets by destination that form part of the respective establishment, are taken at zero percent (0%).

Provisions with respect to Universal Bankruptcy Proceedings

With respect to the loans in charge of people that are admitted to universal bankruptcy proceedings, they are immediately rated in category "E" being subject to the constitution of provisions, suspension of yield accrual, and other concepts foreseen for this category. The principal amount covered with adequate collateral is provisioned in twelve (12) monthly aliquots.

Loan ratings and the provisions made have to be maintained until the bankruptcy proceedings are approved. If the purpose of this agreement is to recover and preserve the company, as from the date it is achieved, they can be reclassified in category "D"; provisions may only be gradually reversed during the year following the approval, through monthly aliquots, until reaching fifty percent (50%) of the total principal amount.

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If the agreement to recover the company is approved before one year following the acceptance of the deed of arrangement, the loans can be reclassified into category "D" and the provisions are immediately adjusted to fifty percent (50%) of the loan amount if lower than such value; otherwise, they will be reversed within the following year.

(h) Bankers' Acceptances and Derivatives

Bankers' Acceptances

Record the value of bankers' acceptances created by the Corporation on account of its clients and those created by its correspondents on its account. Likewise, they record all contracts entered into by the Corporation of derivative transactions such as forwards, carrousel or futures, swaps and options.

Bankers' acceptances have a maturity term of up to one (1) year and may only be generated in goods export or import transactions or purchase-sale of movable assets inside the country.

At the moment of bill acceptance, their value is simultaneously recorded in Assets and in Liabilities, as "bankers' acceptances in term" and if upon maturity they are not presented for collection, they are classified as "bankers' acceptances after term". If when the payment is made, they have not been covered by the merchandise acquirer, they are reclassified into the loan account "covered bankers' acceptances".

After maturity, bankers' acceptances are subject to the cash reserve stated for claims on sight and before thirty (30) days.

Derivatives

The Board of Directors is in charge of establishing and approving the policies, objectives, and procedures for the management of risks inherent to derivative transactions and states the criteria under which they must be implemented.

According to Chapter XVIII of External Circular Letter 100 of 1995 the Corporation makes the valorization and recording of derivatives.

Formalization of Derivative Operations:

- Derivatives are financial operations exercised in the future, the conditions of which are determined by the parties participating therein. They are formalized in a contract or a letter of commitment duly subscribed, which must expressly have, at least, the rights and obligations of each participating party, as well as the fashion, time and place conditions for their compliance, countersigned by officers authorized for that purpose, except in the case of operations carried through a Stock Exchange or Futures Exchange subject to the government's supervision, in which case it applies the own regulation of the Stock Exchange.
- In the case of "carrousel" transactions, the participating parties in each trench of the operation subscribe a contract or letter engagement.

Existing Risks when conducting Derivative Operations

Derivative operations are financial operations and, as such, are subject to the solvency, market, counterpart, operational and juridical risk assessment.

Solvency Risk

It is the contingency of loss for deterioration in the financial structure of the issuer or guarantor of a security that might generate a decrease in investment value or in the total or partial payment capacity, of the investment yields or principal.

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Market Risk

Market risks depend on the asset, rate, or reference index behavior. In this aspect, derivative products are similar to any other financial product, such as the bonds, or foreign-currency denominated accounts receivable, the value of which depends on the interest and exchange rates. Notwithstanding, the ratios that determine derivative values are generally more complex and less known than those of more traditional financial products.

Counterpart Risk

Throughout the life of a derivative, its economic or market value changes according to fluctuations of the financial product negotiated, generating profits for one party to the contract and losses to the other. Whenever, due to any reason, the party non-favored by the derivative's market value evolution, does not meet its contractual obligations, a loss will be generated to the other party. The risk of this loss is known as "counterpart risk".

Operating Risks

Operating risks arise form deficiencies in any aspect of the execution of a derivative program. Their causes are similar to those that may occur in the handling of more traditional financial instruments, but due to the complexity of derivatives it is more difficult to prevent them. Among them, we can mention mistakes in management contracts, in information systems, wrong liquidations, incompetence, or human errors.

Juridical Risk

The accelerated development and constant evolution of derivatives force to operate within a complex, and often uncertain, legal environment. The juridical risk is defined, inter alia, as that which arises from the possibility that the enforceability of contracts representing derivative operations not be recognized. There is no standard fashion to quantify this risk.

Parameters chosen for the Valuation

Derivative valuation methodologies are flexible and pursue the development of mechanisms for the permanent evaluation and control of the specific risks of those operations.

The parameters chosen must be kept during the fiscal term. If the desire is to modify those parameters for the next fiscal term, the entity has to report that to the Superintendency at least one (1) month in advance.

Time Limit to perform Derivative Transactions

All transactions with derivatives must be carried over a term greater than three (3) business days as from the date agreed to as the start of the transaction and the date of completion or liquidation, except for those purchase and sale transactions of foreign currency regulated by the Board of Directors of the Central Bank in Resolution 4 of 1999, in which the completion date for their execution shall be within the immediately following two (2) business days.

(i) Realizable Goods and Foreclosed Assets (Goods Received in Dation in Payment)

Records the value of goods received by the Corporation in payment of unpaid balances of loans in its favor.

Foreclosed assets represented by immovable assets are received based on a technically-determined commercial appraisal, and those represented by movable assets, shares and participations, based on market value.

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The following conditions are taken into account for the recording of foreclosed assets:

- The initial record is made according to the value determined in the judicial award or that agreed to with the debtors.

- If the foreclosed asset is not in conditions of being sold, its cost is increased by the expenses necessary incurred for its sale.

- If between the value for which the good is received and the value of the loan to be paid there is a balance in favor of the debtor, this difference is recorded as an account payable. If the value of the asset is not enough to cover the entire liability obligation, a provision equivalent to the difference is made.

(j) Provision of Realizable Goods and Foreclosed Assets

Individual provisions for immovable assets are constituted by applying the model developed by the Corporation and approved by the Office of the Superintendent of Banking. The model estimates the maximum loss expected in the sale of the foreclosed assets, according to their history of recoveries on the goods sold, the inclusion of expenses incurred in the receipt, maintenance, and sale thereof, and the grouping thereof in common categories to estimate the base rate for the provision. This rate will be adjusted on a monthly basis until reaching eighty percent (80%) of the provision, depending upon the goods group it belongs to, as follows:

- For foreclosed assets with two (2) or more years of having been received, which were not awarded a prorogation for sale by the Office of the Superintendent of Financing in Colombia or more than four (4) years of having been received, it is applied an adjustment function to twenty-seven (27) months, to reach eighty percent (80%) of the provision as of December 31, 2005.

- For foreclosed assets with two (2) or more and less than four (4) years of having been received, which were awarded a prorogation for sale by the Office of the Superintendent of Financing in Colombia. In this case the Corporation was able to apply the model according to the adjustment function until December 31, 2005. If upon the enactment of the norm, the Corporation shows provision surplus with respect to one of these goods, it may keep the provision level recorded in its books until the model indicates the need to restart making additional provisions that allow covering eighty percent (80%) over the term indicated.

- For foreclosed assets with less than two (2) years of having been received and those received as from October 1, 2003: an adjustment function of forty-eight (48) months is applied to reach eighty percent (80%) of the provision.

  A provision equivalent to thirty-five percent (35%) of the acquisition cost of the foreclosed asset is constituted within the year after the reception of the good. This provision must be increased in the second year by and additional thirty-five percent (35%) until reaching seventy percent (70%) of the carrying amount of the foreclosed asset before provisions.

Once the legal term for sale has expired without a prorogation being authorized, the provision must be equal to one hundred percent (100%) of the remaining carrying value. In a prorogation is granted, thirty percent (30%) of the provision may be constituted in the term thereof.

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(k) Property and Equipment

Records all tangible assets acquired, built, or under an import, construction, or assembly process that are permanently used in the development of the ordinary course of business and the useful lives of which exceed one (1) year. Includes direct and indirect costs and expenses accrued until the moment when the asset is in conditions of being used.

All additions, improvements, and extraordinary repairs that significantly increase the useful lives of assets are recorded as a greater value thereof and all disbursements corresponding to maintenance and repairs made for preservation thereof are charged to operations as they are expensed.

Depreciation is recorded by using the straight-line method and according to the assets' estimated number of useful live years. Annual depreciation rates per asset item are:

Buildings	5%
Furniture and equipment	10%
Computer equipment	20%
Vehicles	20%

(l) Branch Offices and Agencies

Records the movement of transactions that are carried out between Headquarters and the Agencies.

Balances are reconciled on a monthly basis and the pending items are normalized over a term not to exceed thirty (30) calendar days.

As of the accounting closing, net balances that reflect the sub-accounts of branches and agencies are reclassified into the asset or liability accounts and the respective revenues and expenses are recognized.

(ll) Other Assets

Prepaid Expenses

Prepaid expenses correspond to expenditures that the Corporation incurs in development of its activity, the benefit of which is received in several periods; they can be recoverable and assume the successive execution of the services to be received.

The amortization is made as follows:

- Interest is accrued during the prepaid period.
- Insurance, during the term of the policy.
- Maintenance of equipment and computer programs, during the term of the contract
- Connection insurance, during the period when services are received.
- And other prepaid expenses, during the period when services are received or costs or expenses are accrued.

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(m) Deferred Charges

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible of being recovered. Amortization is recognized as from the date they contribute to revenue generation.

- Remodeling, over a period not to exceed two (2) years.
- Computer programs, over a period not to exceed three (3) years.
- However, in the case of advanced-technology programs constituting a global platform that allows future growth of the entity in agreement with market advances, the development and acquisition costs of which exceed thirty percent (30%) of the respective entity's technical equity, including the hardware, prior a concept of the Office of the Superintendent of Financing in Colombia, it may be deferred over five (5) years as from the moment when every product starts their productive stage, through a gradual and ascending program with percentages of 10%, 15%, 20%, 25%, and 30%, respectively, or through equal aliquots.
- Expenses incurred in research and development of studies and projects shall be deferrable, provided that the expenses attributable can be identified separately, and their technical feasibility is demonstrated; their amortization will be made over a period not to exceed two (2) years.
- Deferred charges corresponding to remodeling will be amortized over a period not to exceed two (2) years.

  Deferred charges corresponding to leasehold improvements shall be amortized over the term of the respective contract (without including any prorogations) and their probable useful life, whichever is lower.
- Implements and stationery, according to actual consumption.
- Property tax, during the prepaid fiscal term.
- Deferred charges corresponding to advertising and propaganda will be amortized during a period equal to that established for the accounting exercise, i.e., during three (3) months if the exercise is a quarter; during six (6) months if it is a semester; or during twelve (12) months is the exercise is annual; provided that the disbursements exceed twenty (20) minimum legal monthly wages. However, in the case of advertising and propaganda expenses that correspond to promotional campaigns carried out as a result of the incorporation of the Entity or arising from the launching of new products or in the change of brand or name of the institution or its products, the amortization period may not exceed three (3) years. In any event, during the aforementioned period only expenses made within the six- (6) month period following to the occurrence of the aforementioned situations may be deferred.

  Disbursements corresponding to occasional advertising and propaganda, regardless of their amount, will not be susceptible of being deferred.
- Contributions and affiliations, during the corresponding prepaid period.
- Commissions paid for derivative products during the term of the contract.
- Other concepts are amortized during the estimated recovery period of the expenditure or of obtaining the expected benefits.

(n) Trust Rights

Further they include the rights generated by virtue of the entry into mercantile trust agreements that give the trustor or beneficiary, the possibility of exercising them in accordance with the constitutive act or law.

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Trust rights were adjusted for inflation until December 31, 2000 in accordance with the nature of the asset transferred.

According to the asset class, they are subject to the provision assessment and constitution rules as well as for legal limits.

(ñ) Appraisals/Valorization

Assets subject matter of valorization:

- Available-for-sale investments in equity securities.
- Property and equipment, specifically immovable assets and vehicles.
- Art and cultural goods.

Recording

Real-estate valorization is determined when comparing the net cost of the real estate versus the value of commercial appraisals conducted by people or firms of a recognized specialty and independence.

Attending the norm of prudence, if there is a negative valorization (appraisal) a provision is constituted for each immovable asset individually considered.

Arts and cultural good valorization is recorded taking into account the conditions of preservation of the works, their originality, size, technique, and the quotation of similar works.

Foreclosed assets appraisal is recorded in memorandum accounts.

(o) <u>Interbank Funds Purchased and Repurchase Agreements</u>

Records the funds obtained directly by the Corporation from other financial entities, guaranteed or not with its investment portfolio or its loan portfolio, with the purpose of attending transitory liquidity needs. The maximum term to pay off these transactions is thirty (30) calendar days. Transactions not paid off within the term indicated must be recorded in bank loans and other financial obligations, except those conducted by the Central Bank with the purpose of regulating the economy's liquidity through monetary contraction transactions, and those conducted by FOGAFIN in development of transactions for supporting the entities registered.

The difference between the present value (cash receipt) and future value (repurchase price) constitutes a financial expense.

(p) <u>Deferred Income</u>

Deferred income mainly corresponds to interest and commissions received in advance from clients, on account of Credit Receivable operations. This interest is amortized to operations based on its accrual.

In those cases where as a result of restructuring or any other agreements it is contemplated the capitalization of interest recorded in memorandum accounts or of written-off portfolio balances including principal, interest and other concepts, as well as the interest generated in the future for these concepts, they will be recorded as deferred credit and their amortization to principal will be made proportionally to the amounts actually collected.

Continues....

(q) Retirement Pension

The Social Security Institute (ISS) and other entities authorized by law (since 1994) receive contributions from the Corporation and its employees, to assume most part of the retirement pension liability of those employees. The Pension liability directly assumed by the Corporation and corresponding to old personnel is recorded based upon actuarial estimates.

The actuarial study that was used to established the reserve amount corresponding to 2005 and 2004, contemplated the changes introduced by Decree 2783 of December 20, 2001.

(r) Income Tax

The income tax expense is determined based on taxable income or presumptive (minimum taxable) income, whichever is greater. The corresponding tax rates are applied on this latter amount. The Corporation is currently paying taxes based on presumptive (minimum taxable) income calculated over net taxable equity.

(s) Accrued Liabilities and Provisions

The Corporation records provisions to cover for accrued liabilities taking into account that:

- There is a vested right and, accordingly, a contracted liability,
- The payment is enforceable or probable, and
- The provision is justifiable, quantifiable, and verifiable.

Likewise, it records the taxes, contributions, and affiliations estimated amounts.

(t) Translation of Foreign-Currency Transactions

Transactions conducted in foreign currency other than the United States Dollar are translated into US Dollars and then are restated into Colombian pesos, using the market representative exchange rate calculated on the last business day of the month. As of December 31, 2005 and 2004, exchange rates were $2,284.22 and $2,389.75, respectively.

(u) Recognition of Financial Yield Revenues

Financial-yield and other-concept revenues are recognized at the moment of accrual, except for those generated in:

Loans rated "C" appreciable risk or in greater risk categories, or whenever they are ninety-one (91) days past due for commercial and sixty-one (61) days past due for consumption or micro-loans.

These financial yields are controlled in debit contingent accounts and are recorded as revenue when they are actually collected.

In the case of interest capitalization, they are recorded in the deferred partial payment account and revenues are recognized as they are actually collected.

(v) Contingent Accounts

These accounts record transactions whereby the Corporation acquires a right or assumes an obligation the *arising of which is conditioned to the occurrence of a fact, depending upon future, eventual, or remote factors.* Financial yields are recorded in debit contingent accounts as from the moment the accrual in the loan portfolio accounts is suspended.

Continues....

(w) Memorandum Accounts

These accounts record the transactions conducted with third parties that due to their nature do not affect the financial position of the Corporation. Likewise, they include fiscal memorandum accounts which record the amounts for the elaboration of tax returns, and also include those recording accounts used for fiscal, internal control, and management information purposes.

(x) Net Profit per Share

Net profit per share is calculated by dividing net profit of the year by the weighted average number of outstanding subscribed and paid-in shares during each year.

(y) Statement of Cash Flows

As provided by Article 120 of Decree 2649, the Corporation prepares the statement of cash flows using the direct method, which includes the reconciliation of the net profits (loss) of the year and the cash provided by operating activities.

(z) Main differences between Special Norms and Accounting Principles Generally Accepted in Colombia

The special accounting norms established by the Office of the Superintendent of Financing in Colombia present some differences with the accounting principles generally accepted in Colombia, such as the following:

Property, Plant, and Equipment

Generally accepted accounting principles (GAAP) determine that upon period closing, the net value of property, plant, and equipment that exceed twenty (20) minimum legal monthly wages must be adjusted to its realization or present value, recording any appraisals and provisions necessary, whereas special norms do not have any conditions for this type of assets.

Additional Paid-In Capital – Premium in the placement of Shares

The special norm states that the additional paid-in capital is recorded as part of the legal reserve, whereas the generally accepted principle indicates that it should be separately recorded in equity.

Inflation Adjustments

The special norm states that only memorandum accounts the adjustment treatment of which is given by current tax norms in force are adjusted for inflation. Generally accepted accounting principles state that to renew the effects of inflation non-monetary assets and equity must be adjusted.

(3) <u>Merger of Corporación Financiera del Valle S. A. and Corporación Financiera Colombiana S. A.</u>

On September 28, 2005, the General Stockholders' Meeting approved the merger. This commitment is recorded in Minute No. 31 of the same date. With resolution number 0127 of December 16, 2005, the Office of the Superintendent of Financing in Colombia did not object the merger of Corporación Financiera del Valle S.A. (absorbing entity) and Corporación Financiera Colombiana S.A. (absorbed entity).

On December 30, 2005 through Public Deed No. 12364 of Notary Public 18 of Bogotá it was executed the merger of Corporación Financiera del Valle S.A. (absorbing entity) and Corporación Financiera Colombiana S.A. (absorbed entity). The main figures before the merger of the two entities are:

Continues....

		Corporación Financiera del Valle S. A.	Corporación Financiera Colombiana S. A.
Assets	$	**2,948.665.7**	**2,024.400.1**
Liabilities		**2,099.390.3**	**1,354.357.5**
Equity		**849,275.4**	**670.042.6**
Profit		**107,586.7**	**115.496.0**

The financial statements as of December 31, 2005 correspond to merger figures of the two entities, as well as the results of operation. The financial statements as of December 31, 2004 correspond to Corporación Financiera del Valle S. A. (absorbing entity), that reported for such period. Therefore, they are not comparative.

(4) Changes in Accounting Policies and Estimates

For October 2005 the Office of the Superintendent of Financing issued External Circular Letter 035 whereby it increased from one percent (1%) to two percent (2%) the percentage of general provision of the loan portfolio and leasing contracts. Consequently, the provision under mention corresponding to October and November was increased by $2,084.6.

Subsequently, with the issuance of External Circular Letter 004 of December 2005 that derogated the part corresponding to the general provision increase mentioned in the previous paragraph stated a one percent (1%) provision on loan portfolio and leasing contracts rated "A" and increased the individual provision rate on the loan portfolio and leasing contracts rated "B" passing it from one percent (1%) to three point two percent (3.2%). These provisions must be calculated on the balance owed without taking into consideration the collateral, and will be gradually made until June 30, 2007, at which date the entire provision must have been constituted. This norm also foresees that the general provision recorded as provided in External Circular Letter 035 should be included for calculating the new provision.

The result of applying the above norm was an increase of Company expenses of $2,169.1 for the loan portfolio.

(5) Cash on Hand

A detail of cash on hand is as follows:

		2005	2004
Cash		12.0	-
Central Bank	$	46,330.1	25,068.5
Banks and other financial entities		42,336.2	3,759.8
		88,678.3	28,828.3
Foreign currency:			
Cash		-	10.0
Central Bank		14.3	12.7
Banks and other financial entities		2,165.9	524.7
		2,180.2	547.4
Remittances in transit		45.6	47.8
	$	90,904.1	29,423.5
Provision		-	(45.2)
		90,904.1	29,378.3

There are no restrictions on cash on hand.

As of December 31, 2005, there were no notes pending correspondence in excess of thirty (30) days.

Continues....

(6) Interbank Funds Sold and Resale Agreements

Below there is a detail of interbank funds sold and resale agreements as of December 31, 2005 and 2004:

	2005	2004
Investment resale agreements	$ 438.2	318.9
Interbank funds sold	36,871.8	36,689.0
	$ 37,310.0	37,007.9

These funds are used to take advantage of liquidity surpluses and are agreed to a term not to exceed thirty (30) days for 2005 and 2004, and mainly correspond to Overnight transactions. The rates used during 2005 in these transactions ranged between nine point eight percent (9.8%) and five point two percent (5.2%); and in 2004 between nine point five percent (9.5%) and six point eight percent (6.8%).

In case of breach, the Corporation is supported with the transfer of property of traded securities. During the exercises corresponding to 2005 and 2004 no breaches occurred.

(7) Investments

A detail of investments is as follows:

Marketable investments in debt securities

	2005	2004
Public debt securities issued or guaranteed by the Nation	$ 174,929.4	174,152.7
External debt securities issued or guaranteed by the Nation	1,169.9	41,165.8
Securities issued or endorsed or guaranteed by FOGAFIN	2,686.5	6,286.6
Securities issued by the Central Bank	-	81.7
Credit Content Securities derived from mortgage portfolio securitization processes	-	16,822.9
Credit Content Securities derived from securitization processes of underlying other than mortgage portfolio	3,815.7	3,218.7
Securities issued, endorsed, accepted, or guaranteed by entities under the supervision of the Superintendency of Financing	68,176.6	16,449.9
Securities issued by entities not supervised by the Superintendency of Financing	22,655.7	15,352.8
Securities issued, endorsed, guaranteed or accepted by Foreign Banks	4,624.5	
Securities issued by residents abroad	-	369.5
Other public debt securities	6,004.9	7,428.7
	$ 284,063.2	281,329.3

Held-to-maturity Investments

Internal Public Debt Securities issued by the Nation	2005	2004
TES securities	$ 61,114.0	9,314.3
Debt Reducing Securities	44,302.5	10,005.5
Agricultural and Animal Husbandry Development Securities	40,324.0	16.8
Decree 2007 Bonds	-	17,951.6
	145,740.5	37,288.2
Securities issued, endorsed or guaranteed or accepted by Foreign Banks		
Promissory Note - Avantel S.A.	361.4	-
	$ 146,101.9	37,288.2

Continues....

Available-for-Sale Investments

Internal Public Debt Securities issued or guaranteed By the Nation			
TES	$	98,203.5	6,520.6
Mortgage Bonds			
Structured Mortgage Bond		1,005.7	-
Securities issued by Entities not Supervised by the Superintendency of Financing			
BOCEAS		3,722.4	-
		$102,931.6	6,520.6

Repurchase Rights of Marketable Investments in Debt Securities

Public debt securities issued by the Nation			
Marketable investments – Debt Securities	$	305,955.7	63,252.7
Available for Sale		217,491.9	99,815.0
Held to Maturity		-	24,414.5
		523,447.6	187,482.2

As of December 31, 2005 and 2004, the Corporation assessed for credit risk the investments in debt securities except for those issued or endorsed by the Nation, those issued by the Central Bank, and those issued or guaranteed by the Financial Institutions Guarantee Fund - FOGAFIN, for its Spanish initials. . The results of the assessment was rating Bonds convertible into Shares as C and D; and Emcali bonds have been rated as single B by Duff and Phelps.

Marketable – Equity Securities

		2005			
		Capital Stock	% Share		Market Value
In real Sector Entities					
Textiles Fabricato Tejicondor .S.A.	$	23.1	0.44	$	1,687.2
Mineros S.A.		158,953.0	6.98		25,518.9
					27.206.1
In the Financial Sector					
Banco de Occidente S.A.		3,827.0	0.27		7,438.4
				$	34,644.5
In Ordinary Common Funds					50,403.5
.				$	85,048.0

		2004			
		Capital Stock	% Share		Market Value
In Real Sector Entities					
Promigás S.A.	$	13,298.5	14.02		159,768.1
Coltejer S.A.					0.1
					159,768.2
In the Financial Sector					
Banco de Bogotá	$	2,253.8			16.8
Banco de Occidente		3,827.0			3,684.0
					3,700.8
Ordinary Common Funds					28,884.6
Special Common Funds					47.8
				$	28,932.4
				$	192,401.4

Continues....

Available-For-Sale Investments – Equity Securities with Low or Minimum Marketability

	2005									
	Capital Stock	No. of Shares	% of Share	Acquisition Cost	Adjusted Cost	Market Value		Valorization	Negative Valorization	Provision
Aerocali S.A.	$ 3,800.0	126,654	33.33%	2,258.5	3.356.8	2,022.6	(1)	-	-	3,356.8
Agrotimbio S.A.	2,154.9	547,005	25.38%	1,398.5	1,318.0	585.3	(1)			1,318.0
Alimentos derivados de la Caña S.A	-	52,000	-	-	26.1	-	-			-
Aquacultivos del Caribe S.A.	1.937.1	106,000	5.47%	658.8	477.4	605.9	(6)	128.5	-	-
AV Villas (acciones ordinarias)	22,110.1	11	0.00%	-	-	-	(1)	-	-	-
AV Villas (preferred stock)	22,110.0	20,763	0.01%	27.5	88.1	41.4	(1)	-	-	46.6
Banco Corfivalle (Panamá) S.A..	-	6,019,000	100.00%	-	13,748.8	13,748.7	-	-		
Bladex S.A.	38,589.6	2,070	0.00%	-	47.0	81.6	(1)	34.6		
C.I. Yumbo S.A.	11,301.0	11,001	0.10%	12,6	11.3	20.0	(5)	8.7		
C.i. Intercontex S.A.	-	2,959,720	98.66%	11,771.0	19,397.8	-	(7)	-		19,397.8
Caribú Internacional S.A.	-	782,278,588	-	-	782.2	-	-	-		782.3
Casa de Bolsa S.A.	935.0	883,575	94.50%	1,017-1	4,051.0	5,486.5	(1)	1,435.5		
Centro Motor S.A.	1,161.1	16,334	10,62%	257.0	411.3	360.2	(3)	-	-	51.2
CIA. Agrop. Ind. Pajonales S.A.	442,375.0	836.160	94.51	47,692.8	22,065.4	50,393.2	(1)	28,327.8		
Colmotores S.A.	1,073.2	38,496	0.12	246.2	78.9	489.5	(1)	410.5		
Colombiana de Extrusión S.A. Extrucol	2,282.2	315,420	20.00%	3,126.0	1,847.3	4,207.3	(1)	2,360.1	-	-
Colombiana de Licitaciones y Concesiones Ltda.	19,644.2	1,964,422	99.99%	16,836.1	20,437.2	56,833.6	(1)	36,396.3	-	-
Colombina S.A.	18,518.4	32,683,321	7.59%	10,184.1	14.823.6	17,309.4	(1)	2,485.8		
Compañía Aguas de Colombia	2,800.0	560,000	20.00%	448.4	1,096.7	853.8	(3)		76.3	841.0
Concesionaria TibitocS.A.	229,142.7	9,086,933	33.33%	11,959.0	9,822.7	15,138.5	(1)	3,938.9		
Corporación Andina de Fomento	US$55.0	11	0.00%	287.2	199.9	297.7	(3)	97.9		
Coviandes S.A.	27,400.0	68,002	0.25%	237.4	92.8	334.9	(2)	214.6	-	-
Depósito Central de Valores- Deceval	10,315.5	15,158	3.67%	822.1	1,089.4	1,636.7	(1)	547.4	-	-
Desmotadora del Norte del Tolima S.A.	250.0	135,356	54.14%	7,632.4	926.3	5,327.7	(1)	4,401.4		
Enka de Colombia S.A.	59,274.4	20,734.072	0.35%	1,721.8	2.205.4	1,255.8	(2)		465.9	1,172.3
Estudios Proyectos e Inversiones de los Andes S.A.	33,376.7	31,665,997	94.87%	52,437.5	40,980.3	79,363.3	(1)	38,383.0	-	-
Eternit Colombiana S.A.	650.1	99,850	0.26%	138.8	69.6	94.3	(2)	41.4	-	-
Fiduciaria del Valle S.A.	13,273.7	12,543,714	94.50%	16,694.1	10,925.8	17,807.8	(1)	6,882.0		
Fiduciaria de Occidente S.A.	11,255.9	562,189	4.99%	756.3	1,483.8	2,090.4	(1)	606.6	-	-
Frigorificos Colombianos S.A.	992.0	22,401,139	45.16%	2,918.7	3.094.7	3,085.3	(2)	-	9.4	
Futbolred.com S.A.	200.0	120,000	-	-	361.6	-	(6)	-		361.
Gas Natural S.A. E.S.P.	531.4	645,626	1.91%	-	19,060.3	9,433.9	(2)	271.0		
Gasoducto del Tolima S.A.	3,978.8	230,711	5.80%	-	305.7	490.3	(2)	184.6	-	-
Hoteles Estelar de Colombia S.A.	28.6	24,286,705	84.91%	69,052.1	40,924.5	93,027.8	(1)	52.103.3		
Huevos Oro Ltda.	1,133.5	1,133,593	99.99%	11,283.6	11,197.4	11,182.5	(1)	-	14.8	2,043.1
IBC Solutions	USD$ 7,859.2	2,668,025	37.50%	3,489.9	6,094.4	1,619.0	(1)	-	4,475.4	
Inducarbon	290.0	2,528	0.09%	-	1.1	531.2	(1)	-		1,1
Industria Colombo Andina-Inca S.A.	2,970.5	1,985.607	0.67%	44.3	72.1	78,8	(3)	-	-	45.6
Industrias Lehner S.A.	5,219.0	17,911,269	48.04%	7,851.4	9,972.0	5,954.9	(1)	-	-	9,972.0
Ingenio de la Cabaña	21,202.4	535,436	2.53%	7,144.8	6,323.8	8,199.0	(6)	1,875.2		
Inversiones Holguin Hurtado S.A.	2,367.5	500,743	4.22%	2,311.4	3,122.2	1,624.4	(2)	-	582.0	1,506.2
Jardín Plaza S-A-	--	650,000	13.00%	-	5,747.1	-	-	-		
Leasing de Occidente S.A.	45,699.5	244,313,217	45.24%	18,663.9	40,592.5	38,839.6	(1)	5,033.3	-	-
Leasing del Valle S.A.	831,689.9	78,594,682	94.50%	23,959.7	21,124.3	38,965.7	(1)	17,841.4		
Lloreda S,A.	74,647.0	419,990,393	56.26%	66,255.2	131.324.0	59.726.9	(1)	-	32,572.6	69,983.1
Mayaguez S.A.	9,656.7	282,384	0.58%	728.4	683.9	1,129.2	(1)	445.3		
Metrex S.A.	4,000.0	321,782	8,08%	-	249.3	951.7	(3)	-	-	91.0
Molino Pajonales	30,967.0	28,754	92.85%	6,251.8	1,812.9	7,495.8	(1)	5,683.0		
N. Hurtado & CIA. S.A.	176,338.1	2,364,953	8.98%	4,132.1	3,414.3	5,480.7	(1)	-		935.0
Pesa	85,871.6	146,949,666	96.18%	129,189.2	164,503.2	-	(2)	16,716.3		
Petróleos Colombianos Limited	-	17,107	0.05%	-	113.3	5.6	(4)	-	-	113.3
Petróleos Nacionales S.A.	-	6,235,383	19,54%	-	257.3	-	(8)	-	-	257.3
Pizano S.A.	570.8	16,540,378	25.52%	24,162.3	21,965.4	32,522.9	(1)	-	-	6,439.3
Plantaciones Unipalma de los Llanos S.A.	19,331.8	1,054,175,677	54.53%	17,005.5	12,665.8	24,174.7	(1)	11,508.8	-	-
Proinversiones S.A.	144.9	437,266	3.02%	-	9.6	105.1	(1)	-	-	3.8
Promisión Celular S.A. Promicel	28,121.0	4,680,420	16.64%	5,642.5	4,803.8	3,057.8	(2)	-	1,746.0	-
Promotora de Inversiones Ruitoque S.A.	14,354.0	43,289,334	3.03%	390.8	948.2	1,102.6	(1)	-	-	358.0
Promotora Inmobiliaria La Esperanza S.A.	6,212.5	11,089,059	55.51%	6,739.8	5,857.0	3,570.1	(2)	-	2,286.9	2,666.3
Promotora y Comercializadora Turistica *Santamar* S.A.	379.7	285,998,636	75.33%	10,028.6	8,796.9	12,267.4	(1)	-	2,240.0	2,578.0
Proyectos de Infraestructura S.A.	46,229.4	35,272,179	85.97%	26,794.9	96,807.3	100,546.8	(1)	16,692.7		
Proyectos Energéticos del Cauca S.A.	167,800.0	17,955	10.70%	3,165.3	3,177.1	3,923.6	(6)	746.5		
Sociedad de Inversiones en Energía S.A.	151,213.7	14,483,115	10.31%	21,174.6	18,972.0	34,736.2	(3)	15,764.3	-	-
Sociedad General de Inversiones S.A.	-	1,890	94.50%	-	2.0	-	-	-		
Sociedad Hotelera Cien Internacional S.A.	350.0	133,393	0.39%	60,9	58.4	60,2	(5)	1.7		
Sociedad Transportadora de Gas del Oriente TransOriente S.A.	8,502.0	17,004,000	20.00%	3,705.6	3,870.2	7,851.7	(1)	3,981.5	-	-
Tejidos Sintéticos de Colombia S.A.	5,254.7	40,253,084	94.99%	11,619.7	14,134.8	17,252.5	(1)	3,117.7	-	-
Textiles El Espinal S.A.	452.0	7,107,259	8.56%	-	2,399.2	3,685.7	(2)	1,286.6	-	-
Valle Bursátiles	402.,32.5	134,277	1.33%	8.0	4.5	9,3	(1)	4.8		
Valora S.A.	14,428.4	136,998,310	94.95%	22,110.9	19,247.8	19,889.4	(1)	-		1,559.1
Valores Cineco S.A.	2,585.4	73,639,104	2.85%	-	1,138.6	1,687.8	(1)	563.9		
Valores de Occidente S.A.	1,420.8	696,224	48.99%	1,265.8	1,435.4	1,939.2	(1)	503.8	-	-
Valores Diaco S.A.	1,344.6	38,299,296	2.85%	2,076.3	936.3	1,788.9	(6)	852.6		
Ventas y Servicios S.A.	324.6	64.599	19.90%	232.6	219.6	339.6	(1)	120.0	-	
					859,662.6			281,999.3	44,469.3	125,880.0

Continues....

(1) Intrinsic value as of November 30, 2005
(2) Intrinsic value as of October 31, 2005
(3) Intrinsic value as of September 30, 2005
(4) Intrinsic value as of August 31, 2005
(5) Intrinsic value as of July 30, 2005
(6) Intrinsic value as of June 30, 2005
(7) Intrinsic value as of December 30, 2004
(8) Intrinsic value as of December 31, 1996

With High and Medium Marketability

	2005							
	Capital Stock	No. of Shares	% of Share	Acquisition Cost	Value (*) in Exchange	Market Value		Unrealized Profits or Losses
With high marketability					4.79			
Tablemac S.A.	20,543.0	3,019.057.079	15.08%	4,226.6		14,461.3	$	10,234.6
With medium marketability								
Promigás S.A.	13,298.5	32,334,959	24,31%	315,409.3	24,052.8	777,747.7		469,311.9
				$ 319,635.9		792,209.0		479,546.5
Debt Securities								20,786.3
OTHER SECURITIES								-
Fiducolombia/FCEC						149.4		
Hidrocarburos								
Fibratolima						1,347.3		-
						1,496.7	$	500,332.8
TOTAL AVAILABLE-FOR-SALE INVESTMENTS						$1,653,368.3		

INVESTMENT PROVISION

	2005	2004
AVAILABLE-FOR-SALE INVESTMENTS – EQUITY SECURITIES		
Low or Minimum Marketability	$ 125,880.0	$ 81,518.2
Derivatives of securitization processes	1,347.3	-
AVAILABLE-FOR-SALE INVESTMENTS – DEBT SECURITIES	8,620.1	21,932.6
TOTAL PROVISIONS	**$ 135,847.4**	**$ 103,450.8**

Available-for-Sale Investments – Equity Securities with Low or Minimum Marketability

	2004								
	Capital Stock	No. of Shares	% of Share	Acquisition Cost	Adjusted Cost	Market Value	Appraisal	Negative Appraisal	Provision
Acerias Paz del Rió	15,776.3	25,669,117	0,25%	-	19.9	19.9			19.9
Agrotimbio S.A.	2,154.9	547.005	25.35%	1,398.6	1,317.9	1,367.8	49.8		
Banco Corfivalle Panamá (1)	-	6,019.000	100%	-	14,383.9	14,383.9			
Banco Popular	77,253.2	14.100		0.6	1.2	0.8			0.4
Bladex S.A. Clase E	38,589.6	2.070	0.01%	220.9	49.2	82.9	33.7		
Bladex S.A. Preferidas	304,640	39		1.8	0.1	1.4	0.4		
C.I. Intercontex	-	2,495.683	94.84%	11,771.0	14,397.7	11,527.1		2,870.6	11,527.1
C.I. Yumbo S.A.	11,301.0	11.001	0.10%	12.7	11.3	18.5	7.2		
Caliescali.com. S.A.	1,004.4	17.520	1.74%	8.8	17.5	3.6		7.0	8.8
Casa de Bolsa S.A	935.0	934.997	20.00%	1,017.2	4.051.1	4,358.6	307.5		
CFV Bahamas	-			15,521.7			1,557.2		
Cia Agrop. e Ind. Pajonales S.A.	442,375.0	836.160	94.51%	47,692.8	22,065.4	49,865.0	27,799.6		
Colmotores S.A.	1,073.2	38.496	0.12%	246.3	78.9	387.7	308.7		
Colombina S.A.	18,518.4	32,683.321	7.59%	10,184.1	14,823.6	13,969.5		854.0	0.5
Compañia Aguas de Colombia S.A.	2,800.0	560.00	20.0%	448.4	1,096.7	994.7		3.9	
Concesionaria Tibitoc S.A.	229,142.7	9,086.933	33.33%	11,959.1	9,822.7	13,349.5	3,526.8		
Corporación Andina de Fomento	US$55.0	10		287.2	197.2	271.2	74.0		
Deceval S.A.	-	12,619	3.33%	762.4	840.2	1,194.8	354.6		
Desmontadora del Norte del Tolima S.A.	250.0	135.356	54.14%	7,632.4	926.3	5,438.8	4,512.5		
Fiduciaria Valle S.A.	13,273.7	12,543.714	94.49%	16,964.2	10.925.8	15,846.4	4,920.6		
Futbolred.com S.A.	200.0	120.000	30.0%	331.6	361.6	57.0		304.5	
Gas Natural S.A. E.S.P.	531.4	710.866	1.93%	-	12,555.3	13,714.8	1,159.5		
Hoteles Estelares de Colombia S.A.	28.6	24.100.708	84.26%	69,052.1	40.297.6	84,366.9	44,069.3		
IBC Solutions	-	2.674.758	34.85%	3,490.0	6,392.0	1,110.9		5,281.7	
Inducarbon S.A.	290.0	2.528	0.09%	-	1.1	0.6			1.1
Industrias Lehner S.A.	5,219.0	87.466	0.55%	92.9	102.8	0.6		39.0	
Ingenio la Cabaña S.A.	21,202.4	535.436	2.53%	7,144.8	6,323.9	8.0	1,749.4		
Inmunizadora Unidas S.A.	39,300.0	1.964.600	49.99%	561.0	87.1	1.3	560.4		
Inversiones Holguin Hurtado S.A.	2,367.5	199.846	1.69%	920.9	1,036.5	0.6		222.8	0.2
Inversiones de Energía y Gas S.A. (2)	92,592.4	413.945	48.97%	23,238.5	36,473.2	56.0	3,362.6		
Leasing del Valle S.A.	831,689.9	64.271.869	94.50%	-	14,338.0	29.3	14,939.1		
Lloreda S.A.	74,647.0	392.517.757	52.58%	-	125,700.2	63.2		23,314.6	51,830.3
Mayagüez S.A.	9,656.7	279.846	0.58%	728.4	683.9	1.010.1	326.2		
Molino Pajonales S.A.	30,967.0	28.754	92.85%	6,251.8	1,812.9	6.566.3	4,753.4		
N. Hurtado & Cía S.A.	176,338.1	2.364.953	8.98%	4,132.1	3,414.3	4,101.9			275.8
Proyectos de Energía S.A. (2)	92,592.4	12.701.237	94.32%	-	116,410.8	115,063.3	6,905.3		
Pizano S.A.	570.8	1.036.665	2.00%	717.2	1.642.9	2,212.6			536.5

Continues....

	Capital Stock	No. of Shares	% of Share	Acquisition Cost	Adjusted Cost	Market Value	Appraisal	Negative Appraisal	Provision
Prodesal S.A.	-	31,495.755	64.50%	55,969.8	39,019.1	65,219.8	26,200.6		
Prodesal del Cauca S.A.	4,883.0	1.575.895	5.40%	486.9	254.9	743.9	489.0		
Promotora de Energia y Gas S.A. (2)	92,592.4	113.945	20.90%	-	11,619.2	52,837.3	3,170.9		
Proyectos de Infraestructura S.A.	-	13.514.417	30.58%	26,795.0	21,831.5	32,533.1	10,701.5		
Proyectos Energéticos del Cauca S.A.	-	17.955	10.70%	3,165.3	3,177.1	3,719.2	542.1		
Siderurgica del Pacifico S.A.	-	1.388.293	2.55%	672.1	572.4	1,148.6	576.1		
Sociedad General de Inversiones S.A.	-	1.890	94.50%	-	1.8	1.8	•		
Sociedad Hotelera Cien	350.0	133.393	0.39%	60.9	59.7	59.6			
Internacional S.A	3,707.4	1.284	1.39%	42.6	42.6	65.2	22.6		
Telesat S.A.									
Valora S.A.	14,428.4	136,998.310	92.93%	-	19.247.9	31,309.5	12,061.7		
Valle Bursátiles S.A.	402,325.1	134.277	1.33%	8.0	4.5	7.8	3.3		
Valores Cineco S.A.	2,585.4	73.639.104	2.85%	-	963.0	2,681.9	1,543.3		
Valores Diaco S.A.	1,344.6	38.299.296	2.85%	2,076.3	1,138.6	829.9	23.6	-	155.4
General Provision Management System					560,593.0		176.612.5	32,898.1	16,279.7
							-		
									80,635.7

(1) The operations of the Bank in Bahamas were transferred and Banco Corfivalle (Panamá) was incorporated. Integrally valued with the shares of E.E.B. Electrical Sub- station.

Through Minute of Reconciliation dated October 5, before the Center for Arbitration of the Chamber of Commerce of Bogota it was agreed that, prior the realization of certain legal actions, Corporación Financiera Colombiana S.A. (formerly, Corporación Financiera del Valle S.A.) through its investing companied shall remain being the holder of three point eighty-one percent (3.81%) of the Empresa de Energía de Bogota's capital stock and of 100% of the electrical sub-station that central Hidroeléctrica Betania S.A. E.S.P. has as fixed assets.

As of December 31, 2004, the Corporation had constituted a general provision on the available-for-sale equity investments. Such provision consists of the results of the investments risk management system (SARIN, for its Spanish initials) amounting to $16,279.7. The Office of the Superintendent of Banking (currently, Superintendency of Financing) did not approve SARC model for investments; therefore, Corfivalle S.A., the absorbing entity, accepted the provision system of External Circular Letter 033 of August 2002 in 2005.

The Corporation assessed and rated under credit risk all the Equity Security investments except for the investments made in securities rated by the Office of the Superintendent of Financing as high and medium marketability. The result is as follows:

	Rating		Credit Risk Provision	
	2005	2004	2005	2004
Aerocali S.A.	D	C	3,356.8	-
Agrotimbío S.A.	E	A	1,317.9	-
Alimentos derivados de la Caña S.A.	A	-	-	-
Aquacultivos del Caribe S.A.	A	A	-	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A..	A	-	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
C.i. Intercontex S.A.	E	D	19,397.8	11,527.0
Caribú Internacional S.A.	E	-	782.3	-
Casa de Bolsa S.A.	A	A	-	-
Centro Motor S.A.	A	A	-	-
Cia. Agrop. Ind. Pajonales S.A.	A	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	D	D	841.0	595.5
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-

Continues....

	Rating		Credit Risk Provision	
	2005	2004	2005	2004
Depósito Central de Valores- Deceval	A	A	-	-
Desmotadora del Norte del Tolima S.A.	A	A	-	-
Enka de Colombia S.A.	C	C	688.7	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	B	B	-	-
Fiduciaria del Valle S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Frigoríficos Colombianos S.A.	A	A	-	-
Futbolred.com S.A.	E	B	361.6	
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	B	B	2,043.1	-
IBC Solutions	A	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	C	C	45.5	-
Industrias Lehner S.A.	E	B	9,972.0	-
Ingenio la Cabaña	A	A	-	
Inversiones Holguin Hurtado S.A.	C	C	695.6	171.9
Jardín Plaza S-A-	A	-	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing del Valle S.A.	A	A	-	-
Lloreda S,A.	C	C	69,983.1	51,830.4
Mayagüez S.A.	A	A	-	-
Metrex S.A.	B	B	91.0	-
Molino Pajonales	A	A	-	-
N. Hurtado & Cía. S.A.	C	C	935.0	275.7
Pesa	A	A	-	-
Petróleos Colombianos Limited	E	E	113.3	-
Petróleos Nacionales S.A.	E	E	-	-
Pizano S.A.	C	D	6,439.3	536.5
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	-
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	358.1	-
Promotora Inmobiliaria La Esperanza S.A.	C	C	2,666.3	-
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,578.3	-
Proyectos de Infraestructura S.A.	A	A	-	-
Proyectos Energéticos del Cauca S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad General de Inversiones S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	A	A	-	-
Valle Bursátiles	A	A	-	-
Valora S.A.	B	B	1,559.1	-
Valores Cineco S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	
Valores Diaco S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			$124,230.7	64,938.1
Provision – Mixed securities Fibratolima			1,347.3	-
Debt securities provision			8,620.1	21.932.6
Market risk provision – equity securities			1,649.3	16.580.1
TOTAL PROVISIONS			$135,847.4	103,450.8

Continues....

Investment Provision

The movement of the investment provision is as follows:

	2005	2004
Initial balance (*)	$ 132,910.6	87,395.5
Plus:		
Provision charged to expenses of the period	20,275.2	28,082.8
	153,185.8	115,478.3
Less:		
Provision reimbursements	16,846.4	12,027.5
Sale of investments	178.0	-
Exchange adjustments	5.2	
Reimbursement other provisions - Emcali	308.8	-
Final Balance	$ 135,847.4	103,450.8

(*) The initial balance for 2005 was added with the provision constituted by the entities merged $29,459.8

(8) Loan Portfolio

According to maturity, the loan portfolio was classified as follows:

		2005	2004
Admissible collateral – Commercial Portfolio			
Current	$	590,571.7	469,478.8
Past due up to 12 months		148.9	3,921.4
Past due in excess of 12 months		4,752.8	45.0
Past due in excess of 24 months		2,353.9	1,466.7
	$	597,827.3	474,911.9
Other collateral – Commercial Portfolio			
Current	$	1,273,699.2	382,610.9
Past due up to 12 months		15,533.4	3,123.9
Past due in excess of 12 months		1,760.2	6,631.3
Past due in excess of 24 months		1,716.1	3,065.9
	$	1,292,708.9	395,432.0
Total Gross Portfolio	$	1,890,536.2	870,343.9

A detail of portfolio per geographic area is as follows:

		2005		2004	
City		Balance	Share %	Balance	Share %
Bogotá	$	616,287.5	32.50	469,339.4	53.93
Cali		708,988.0	37.60	239,845.3	27.56
Medellín		255,968.8	13.54	98,048.7	11.27
Barranquilla		205,306.1	10.86	63,110.5	7.24
Bucaramanga		103,985.8	5.50	-	-
Total	$	1,890,536.2		870,343.9	

Continues....

A detail of portfolio per economic destination is as follows:

	2005		2004	
	Balance	Share %	Balance	Share %
Agriculture, silviculture, cattle breeding, fishing, hunting	134,984.6	7.14%	103,544.9	11.90%
Exploitation of coal mines, extraction of crude oil and natural gas	52,172.8	2.76%	53,622.5	6.16%
Extraction of metallic and non-metallic minerals	5,507.0	0.29%	-	-
Elaboration of food products	108,626.4	5.75%	66,360.6	7.62%
Elaboration of beverages and tobacco	6,550.0	0.35%	-	-
Manufacturing of textile products, clothing, leather and its products	105,353.4	5.57%	36,548.9	4.20%
Manufacturing of paper and its printing and editorial products	85,574.0	4.53%	42,458.2	4.88%
Manufacturing of chemical substances, chemical products, and rubber	173,129.3	9.16%	85,689.9	9.85%
Manufacturing of petroleum derivative products	450.0	0.02%	-	-
Manufacturing of non-metallic mineral products	12,583.7	0.67%	-	-
Manufacturing of bases and elaborated metallic products	82,671.5	4.37%	18,552.2	2.13%
Manufacturing of machinery and equipment	11,465.9	0.61%	-	-
Manufacturing of transportation material	18,307.5	0.97%	-	-
Manufacturing of other manufactured products, including wood	61,861.9	3.27%	35,920.7	4.13%
Electricity, gas, and water supply	79,371.8	4.20%	255.1	0.03%
Construction	130,868.1	6.92%	53,297.5	6.12%
Wholesale and retail trade	331,783.8	17.55%	103,364.6	11.88%
Hotels and restaurants	11,424.9	0.60%	10,527.3	1.21%
Transportation and communications	86,801.0	4.59%	33,312.1	3.83%
Services rendered to companies	147,914.2	7.82%	119,494.8	13.73%
Public administration and defense	138,141.6	7.31%	51,304.2	5.89%
Health, teaching, entertainment and cultural services	48,007.1	2.54%	25,459.1	2.93%
Others	56,985.7	3.01%	30,631.3	3.52%
	1,890,536.2		870,343.9	

In the restructuring process, we observed the norms established in External Circular Letters 039 and 044 of 1999 by the Office of the Superintendent of Financing.

During 2005, commercial loan and interest portfolio was written-off by $12,074.1

As of December 31, 2005 the Corporation assessed 100% of the loan portfolio, interest, and other concepts. The result of the rating was as follows:

	2005							
			Other			Provision		Total
	Principal	Interest	Concepts	Total	Collateral	Principal	Interest and others	Provision
Adequate Collateral								
Commercial								
A - Normal	463,097.4	9,204.3	27,813.3	500,114.9	1,055,808.2	10,900.8	998.4	11.899.2
B - Acceptable	50,816.9	968.5	20.0	51,805.4	96,144.3	132.0	5.9	137.9
C - Appreciable	19,458.0	427.1	9.7	19,894.8	34,367.0	320.5	421.5	742.0
D – Significant	48,498.1	794.7	34.9	49,327.7	72,849.3	12,247.8	133.9	12.381.7
E – Unrecoverable	15,956.9	640.5	453.6	17,051.0	105,849.7	8,591.2	508.8	9.100.0
	597,827.3	12,035.1	28,331.5	638,193.8	1,365,018.5	32,192.3	2,068.5	34,260.8
Other Collateral Commercial								
A - Normal	1,165,230.0	13,793.1	2,568.5	1,181,591.6	348,103.6	2,239.4	1.6	2,240.9
B - Acceptable	26,658.8	359.7	2.0	27,020.5	22,558.3	1,493.3	4.2	1,497.6
C - Appreciable	23,887.0	862.5	19.6	24,769.1	31,647.3	6,546.8	325.6	6,872.4
D – Significant	15,596.8	1,703.2	174.4	17,474.4	13,297.6	9,509.2	490.4	9,999.6
E – Unrecoverable	61,336.3	660.6	13.1	62,010.0	13,241.8	63,757.5	513.4	64,270.9
	1,292,708.9	17,379.1	2,777.6	1,312,865.6	428,848.6	83,546.2	1,335.2	84,881.4
General Provision						18,905.4		18,905.4
	1,890,536.2	29,414.2	31,109.1	1,951,059.4	1,793,867.1	134,643.9	3,403.7	138,047.6

Continues....

Extraordinary restructuring under the terms of Article 22 of Circular Letter 039 of 1999 issued by the Office of the Superintendent of Financing:

2005

			Balance		Provisions	
City	Economic Destination		Principal	Interest	Principal	Interest
Bogotá	2. Exploitation of Coal, Petroleum, and Natural Gas	$	783.4	4.8	0.5	-
Bogotá	6. Manufacturing of Textiles, garments, leather		393.5	-	78.7	-
Bogotá	16. Construction		3,102.5	94.2	32.6	0.9
	Total Bogotá	$	**4,279.4**	**99.0**	**111.8**	**0.9**

			Balance		Provisions	
City	Economic Destination		Principal	Interest	Principal	Interest
Bucaramanga	1. Farming and animal husbandry, agriculture, silviculture	$	1,067.5	1.1	0.7	-
Bucaramanga	8. Fabrication of chemical substances - Rubber		1,100.3	15.1	0.8	-
Bucaramanga	26. Others		1,757.5	1.7	1.2	-
	Total Bucaramanga	$	**3,925.3**	**17.9**	2.7	-

			Balance		Provisions	
City	Economic Destination		Principal	Interest	Principal	Interest
Cali	19. Transportation and communications		333.3	7.6	0.2	-
	Total Cali	$	**333.3**	**7.6**	**0.2**	-

			Balance		Provisions	
City	Economic Destination		Principal	Interest	Principal	Interest
Medellín	6. Fabrication textiles, garments, leather		5,790.0	30.6	138.3	0.6
Medellín	16. Construction		963.1	29.2	3.9	0.3
Medellín	20. Services rendered to companies		666.7	-	0.5	-
	Total Medellín		**7,419.8**	**59.8**	**142.7**	**0.9**
	Total	$	**15,957.8**	**184.3**	**257.4**	**0.18**

Ordinary restructurings under terms of Article 12 Circular Letter 039 of 1999 issued by the Office of the Superintendent of Financing:

2005

			Balance		Provisions	
City	Economic Destination		Principal	Interest	Principal	Interest
Bogotá	1. Agriculture, silviculture, cattle breeding, fishing, hunting		3,398.1	0.3	2,913.4	0.0
Bogotá	4. Elaboration of food products		205.1	4.2	22.8	4.2
Bogotá	6. Elaboration of textiles, garments, leathers		1,585.8	18.2	680.3	0.2
Bogotá	7. Manufacturing of paper, paper products, printing		4,077.70	32.50	809.00	0.30
Bogotá	8. Fabrication chemical substances – rubber		472.8	0.0	444.4	0.0
Bogotá	16. Construction		498.3	0.0	106.7	0.0
Bogotá	162. All others		1,167.5	0.0	411.7	0.0
Bogotá	20. Services rendered to companies		2,872.4	0.5	2,839.2	0.0
Bogotá	21. Public administration and defense		1,923.8	17.0	1.6	0.0
Bogotá	26. Others		122.2	27.0	16.5	0.0
	Total Bogotá	$	**16,323.7**	**99.7**	**8,245.6**	**4.7**

Continues....

		Balance		Provisions	
City	Economic Destination	Principal	Interest	Principal	Interest
Cali	4. Elaboration of food products	4,900.0	112.1	9.6	0.0
Cali	6. Elaboration textiles, garments, leathers	1,097.9		1,097.9	0.0
Cali	7. Manufacturing of paper, paper products, printing	536.5	5.0	53.7	0.0
Cali	10. Manufacturing non-metallic products	67.2	0.0	13.4	0.0
Cali	11. Manufacturing of metallic products in base	50.0	0.0	14.9	0.0
Cali	15. Electricity, gas, and water supply	25,262.0	167.4	25,262.0	0.0
Cali	16. Construction	19,246.2	30.2	318.6	30.2
Cali	162. All other activities	561.4	0.0	0.0	0.0
Cali	18. Hotels and restaurants	7,691.5	162.4	493.9	0.0
Cali	21. Public administration and defense	22,967.6	246.1	5,545.3	2.5
	Total Cali	$ 82,380.3	723.2	32,809.3	32.7

		Balance		Provisions	
City	Economic Destination	Principal	Interest	Principal	Interest
Medellín	1. Agriculture, silviculture, cattle breeding, fishing, hunting	435.7	3.5	1.2	0.0
Medellín	6. Elaboration of textiles, garments, leathers	7,814.8	0.0	1,909.8	0.0
Medellín	7. Manufacturing of paper, printing	3,979.0	26.0	496.8	0.2
Medellín	8. Manufacturing of chemical substances, rubber	666.7	0.0	666.7	0.0
Medellín	11. Manufacturing of metallic products in base	17.9	0.0	17.9	0.0
Medellín	22. Health services and entertainment	28.6	0.0	0.0	0.0
	Total Medellín	$ 12,942.7	29.5	3,092.4	0.2

		Balance		Provisions	
City	Economic Destination	Principal	Interest	Principal	Interest
Barranquilla	1. Agriculture, silviculture, cattle breeding, fishing, hunting	743.7	0.0	743.7	0.0
Barranquilla	6. Elaboration of textiles, garments, leathers	1,741.3	0.0	1,741.3	0.0
Barranquilla	18. Hotels and restaurants	2,297.3	1.2	4.5	0.0
Barranquilla	21. Public administration and defense	3,372.6	218.0	1,348.9	11.0
	Total Barranquilla	8,154.9	219.2	3,838.4	11.0

		Balance		Provisions	
City	Economic Destination	Principal	Interest	Principal	Interest
Bucaramanga	1. Agriculture, silviculture, cattle breeding, fishing, hunting	565.4	0.0	173.8	0.0
Bucaramanga	7. Manufacturing of paper, printing	3,488.8	97.3	8.7	1.0
Bucaramanga	10. Manufacturing of non-metallic minerals	414.2	0.0	11.2	0.0
Bucaramanga	16. Construction	50.5	0.0	50.5	0.0
Bucaramanga	20. Services rendered to other companies	44.4	0.0	44.4	0.0
Bucaramanga	**26. Others**	57.1	0.0	28.5	0.0
	Total Bucaramanga	4,620.4	97.3	317.1	1.0
	Total	$ 124,422.0	1,168.9	48,302.8	49.6

Homologated Deeds of Arrangement:

2005

		Balance		Provisions	
City	Economic Destination	Principal	Interest	Principal	Interest
Bogotá	1. Agriculture, silviculture, cattle breeding, fishing	$ 341.7	0.2	0.9	-
Bogotá	7. Manufacturing of paper, printing	13.8	1.2	13.8	1.2
Bogotá	161. Vehicles	300.9	31.4	0.8	0.3
	Total Bogotá	$ 656.4	32.8	15.5	1.5

		Balance		Provisions	
City	Economic Destination	Principal	Interest	Principal	Interest
Cali	1. Agriculture, silviculture, cattle breeding, fishing	$ 188.2	-	-	-
	Total Cali	$ 188.2	-	-	-

Continues....

City	Economic Destination		Balance Principal	Balance Interest	Provisions Principal	Provisions Interest
Medellín	11. Manufacturing of metallic products of base	$	180.4	109.4	0.5	1.1
	Total Medellín	$	180.4	109.4	0.5	1.1

City	Economic Destination		Balance Principal	Balance Interest	Provisions Principal	Provisions Interest
Bucaramanga	4. Elaboration of food products	$	2,707.5	316.0	324.7	316.0
	Total Bucaramanga		**2,707.5**	**316.0**	**324.7**	**316.0**
	Total	$	**3,732.5**	**458.2**	**340.7**	**318.6**

As of December 31, 2004 the Corporation assessed 100% of the loan portfolio, interest and other concepts, and the result of the rating was as follows:

2004		Principal	Interest	Other Concepts	Total	Collateral	Provision Principal	Provision Interest and Other	Total Provision
Adequate Collateral Commercial									
A - Normal		393,816.8	5,655.7	19,571.0	419,043.5	943,835.9	8,780.0	555.2	9,335.2
B - Acceptable		21,998.9	387.0	1,983.8	24,369.7	216,968.5	140.7	0.2	140.9
C - Appreciable		6,643.7	50.7	1.3	6,695.7	20,583.1	1,338.4	6.7	1,345.1
D – Significant		44,404.2	0.0	1,585.8	45,990.0	69,976.7	37,813.8	7,663.8	45,477.6
E – Unrecoverable		4,979.1	198.5	8,110.7	13,288.3	64,337.6	330.6	-	330.6
Others		0.0	0.0	0.0	0.0	0.0	-	461.0	461.0
	$	471,842.7	6,291.9	31,252.6	509,387.2	1,315,701.8	48,403.5	8,686.9	57,090.4
Other Collateral Commercial									
A - Normal		340,390.6	4,523.2	0.0	344,913.8	0.0	0.0	0.0	0.0
B - Acceptable		10,514.0	63.4	0.0	10,577.4	0.0	17.3	4.5	21.8
C - Appreciable		10,422.4	55.8	0.0	10,478.2	0.0	2,701.1	79.0	2,780.1
D – Significant		10,684.0	4.1	0.0	10,688.1	0.0	5,704.8	4.2	5,709.0
E – Unrecoverable		26,490.2	31.1	0.0	26,521.3	0.0	26,490.2	53.4	26,543.6
	$	398,501.2	4,667.6	0.0	403,178.8	0.0	34,913.4	141.1	35,054.5
General Provision							9,081.2		
	$	870,343.9	10,969.5	31,252.6	912,566.0	1,315,701.8	92,398.1	8,828.0	101,226.1

Ordinary restructuring under the terms of Article 12 of Circular Letter 039 of 1999 issued by the Office of the Superintendent of Financing

2004

City	Economic Destination	Balance Principal	Balance Interest	Provisions Principal	Provisions Interest
Bogotá	4. Elaboration of food products	11,690.9	225.6	182.7	0.0
Bogotá	6. Manufacturing of textiles, garments, leathers	1,948.0	49.0	611.6	0.5
Bogotá	7. Manufacturing of paper, paper products, printing	3,509.8		1,002.5	0.0
Bogotá	8. Manufacturing of chemical substances, rubber	5000.0	55.3		0.0
Bogotá	14. Manufacturing of other products, include wood	896.5		896.5	0.0
Bogotá	22. Health, teaching, entertainment, and cultural services	2,155.0	24.0	-	0.0
	Total Bogotá	**$ 25,200.2**	**353.9**	**2,693.3**	**0.5**

City	Economic Destination		Balance Principal	Balance Interest	Provisions Principal	Provisions Interest
Barranquilla	4. Elaboration of food products		1,741.3	-		
Barranquilla	18. Hotels and restaurants		2,297.3	1.5		
Barranquilla	19. Transportation and communications		7,150.7	699.8	2,297.4	
			4,608.2	187.2	1,741.3	11..0
	Total Barranquilla	$	**15,797.5**	**888.5**	**4,038.7**	**11.0**

Continues....

		Balance		Provisions	
City	Economic Destination	Principal	Interest	Principal	Interest
Cali	1. Farming and animal husbandry, agriculture, silviculture, cattle breeding, fishing, hunting	$ 24,210.9	182.6	-	-
Cali	2. Exploitation of coal, petroleum and natural gas	2,859.9	45.6		
Cali	2. Manufacturing of textiles, garments, leathers	1,346.3	10.4	1,308.4	10.4
Cali	7. Manufacturing of paper, paper products, printing	533.8	4.7	55.6	1.6
Cali	8. Manufacturing of chemical substances, rubber	21,290.0	724.0		
Cali	16. Constructions	19,871.7		318.6	
Cali	18. Hotels and restaurants	8,230.0	181.7	750.0	
Cali	20. Services rendered to companies	70.2		44.3	
Cali	21. Public administration and defense	42,491.0	260.3	24,500.8	24.2
	Total Cali	**$ 120,903.8**	**1,409.3**	**26,977.7**	**36.2**

		Balance		Provisions	
City	Economic Destination	Principal	Interest	Principal	Interest
Medellín	1. Farming and animal husbandry, agriculture, silviculture, cattle breeding, fishing, hunting	80.9	0.7		
Medellín	2. Exploitation of coal, petroleum and natural gas	17.9		17.9	
Medellín	4. Elaboration of food products	6,196.1	15.0		
Medellín	2. Manufacturing of textiles, garments, leathers	13,443.8	43.7	2,089.4	
Medellín	7. Manufacturing of paper, paper products, printing	2,007.2		1,342.5	
Medellín	14. Manufacturing of other products, include wood	3,059.5		30.6	
Medellín	17. Wholesale and retail trade	718.0	6.5		0.1
Medellín	22. Health, teaching, entertainment, cultural services	247.0	4.8	2.5	-
	Total Medellín	**25,770.4**	**70.7**	**3,482.9**	**0.1**
	Total	**$ 187,671.9**	**2,722.4**	**37,192.6**	**47.8**

Collector Operation

Between November 30 and December 29, 1999 and once approved by the Office of the Superintendent of Financing, the Corporation carried out a collector operation consisting of the firm medium- or long-term sale of non-productive assets (portfolio of receivables, foreclosed assets, etc.) to a legal entity, in some cases, formed by the very partners or related parties of the institution.

The Corporation sold receivables for a total amount of $23,816,056 to the company Valora S.A. (formerly, Compañía de Inversiones del Valle S.A.) a company in which the Corporation holds a 94.9% ownership interest. Sale conditions contemplated a cash payment of $6,141,086 and a loan amounting to $17,674,970 with a ten (10) year term, principal amortization in three (3) equal installments as from month seven and interest rate of CPI plus one percent every two years as from the third year.

There were neither provision recoveries nor profit on the sale of portfolio of receivables in the Collector operation. The sales price was established at their carrying value.

This operation generated revenues in 2005 and 2004 for the accrual of interest on the loan granted amounting to $166.8 and $1,188.630, respectively.

Compañía Valora S.A. (formerly, Compañía de Inversiones del Valle S.A.) paid principal amounting to $4,000,905 and interest during 2004 and principal amounting to $7,188.1 and interest amounting to $165.1, during 2005.

The loan of Compañía Valora S.A. (formerly, Compañía de Inversiones del Valle S.A.) is rated as Risk B (Acceptable) and the current principal balance is $3,878.5.

Continues....

Sale of Portfolio of Receivables

Corfivalle S.A

Client	Sale Amount	Amount paid	Loss on sale of Receivables	Receivables Provision Reversal	Net Income - Statement of Income
Industrias Lehner S.A.	$ 589.1	302.1	287.0	281.6	(5.4)

Corficolombiana S.A.

Client	Sale Amount	Amount paid	Loss on sale of Receivables	Receivables Provision Reversal	Net Income - Statement of Income
Industrias Lehner S.A.	$ 22,298.7	8,633.9	13,664.8	18,111.8	4,447.0

Receivables sold – Autonomous Equity Promissory Notes 3-4-1019 –Fiduciaria Bogotá

Provision for Loan Portfolio

The movement of the provision for commercial loans is as follows:

		2005	2004
Initial balance (*)	$	171,012.6	60,220.5
Plus:			
Provision charged to expenses		30,027.7	35,324.2
		201,040.3	95,544.7
Less:			
Provision reimbursement		54,322.4	3,146.6
Written-off loans		12,074.0	-
Final balance	$	134,643.9	92,398.1

(*) The initial balance of 2005 was added with the provision constituted by the merged entity of $78,614.5

(9) Acceptances and Derivatives

A detail of acceptances and derivatives is as follows:

		2005	2004
Bankers' acceptances	$	387.2	-
Cash transaction rights		86,086.0	36,641.5
Cash transaction liabilities		(86,115.0)	(36,479.2)
Forward transaction rights		2,569,681.9	3,650,594.1
Forward transaction liabilities		(2,563,879.8)	(3,622,498.2
Futures sale rights		44,131.3	6,076.8
Futures sale liabilities		(44,131.3)	(6,076.8)
Swap rights		6,848.7	2,286,471.6
Swap liabilities		(6,015.7)	(2,285,626.4)
Profit (loss) of Call on foreign currencies		0.2	(322.9)
Profit of Puts on foreign currencies		-	63.1
Loss of Puts on securities		-	(13.5)
	$	6,993.5	28,830.1

Continues....

The Corporation has defined that it must cover the exchange difference risk resulting from its own position (foreign-currency assets less foreign-currency liabilities). That leads to carrying out hedging transactions through the performance of future contracts and derivative operations whenever market conditions so merit it.

	Sale	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variation %
Rights								
Foreign currency	1,503,595.7	**19.67%**	1,426,505.0	**19.06%**	1,256,503.1	**29.88%**	1,198,162.1	**36.53%**
Securities	175,192.6	**26.06%**	174,106.6	**-12.38%**	138,978.9	**77.93%**	198,709.7	**68.52%**
	1,678,788.3		**1,600,611.6**		**1,395,482.0**		**1,396,871.8**	
Liabilities								
Foreign currency	1,461,998.9	**21.12%**	1,444,694.2	**17.43%**	1,207,025.8	**26.39%**	1,230,269.9	**39.12%**
Securities	176,525.5	**26.98%**	173,095.5	**-12.89%**	139,017.6	**83.99%**	198,713.9	**69.01%**
	1,638,524.4		**1,617,789.7**		**1,346,043.4**		**1,428,983.8**	
	Profit		**Loss**		**Profit**		**Loss**	
Monthly average results	4,821.3	**-87.25%**	2,710.6	**-92.59%**	37,825.3	**113.67%**	36,602.9	**126.92%**

Minimum and maximum terms varied between 2 and 365 days during the year ended as of December 31, 2005. In March 2004, the Superintendency issued External Circular Letter 012 whereby it implements the recording of cash transactions within an account the compliance of which is agreed for within the two (2) business days following that when the transaction is agreed to. The Corporation's Management has defined policies and incorporated the manual of functions and procedures for the performance of this type of transactions that allow managing risk in a moderate fashion.

There are neither limitations nor restrictions whatsoever for the execution of these contracts.

For the performance of forward contracts, the collateral in this type of transactions must be recorded in the deposits account (other assets). See Note 13.

10) Accounts Receivable

Interest

Below, there is a detail of interest:

		2005	2004
Loan portfolio	$	29,414.2	10,969.6
Others:			
Interbank funds sold		7.9	1.3
Employee loans		8.9	20.6
Sundry		1,076.7	-
	$	30,507.7	10,991.5

Continues....

Others

A detail of accounts receivable is as follows:

		2005	2004
Dividends and participations	$	7,162.8	3,755.6
Rentals		343.4	4.0
Sale of goods and services		15,791.9	5,040.0
Payments on behalf of clients		359.4	-
Advanced payments – contracts and suppliers		400.6	74.9
Advances to personnel		101.4	46.8
Past due interest – debt securities		-	7,193.3
Assignment of economic rights - E.E.B. stock (1)		4,020.2	7,383.8
Sundry (2)		13,927.6	1,932.2
	$	42,107.3	25,430.6

(1) Based upon the asset exchange in Note 7, the *Empresa de Energía de Bogotá* distributed dividends which will be paid in 2006.

(2) Recognition of yield on venture capital contributed by the partners to the Concessionaire (Hatovial), pursuant to the concession contract amounting to $10,029.0. Payments are made semiannually and expire on March 30, 2006 and December 30, 2007.

Accounts Receivable Provision

The movement of the accounts receivable provision is as follows:

		2005	2004
Initial balance	$	12,110.2	9,905.4
Plus:			
Provision charged to expenses		954.2	3,807.3
		13,064.4	13,712.7
Less:			
Reimbursements of commercial provision		1,513.4	4,671.8
Write-offs		602.0	-
Other recoveries former employee loans		3.9	-
Recoveries other accounts receivable		7,194.0	1.3
	$	3,751.1	9,039.6

(*) The initial balance of 2005 was added by the provision constituted by the merged entity of $3,070.6

(11) Realizable Goods and Foreclosed Assets

A detail of goods not used in the corporate purpose is as follows:

Goods not used in the Corporate Purpose

		2005	2004
Lands	$	10.1	-
Buildings		400.0	-
	$	410.1	-
			-
Depreciation		(146.7)	-

Continues....

Realizable Goods and Foreclosed Assets

A detail of foreclosed assets is as follows:

Realizable Goods			
Commercial premises and Offices	$	190.4	-
Foreclosed Assets			
Immovable assets		100,014.8	11,173.9
Movable assets		1,866.8	1,737.1
		101,881.6	12,911.0

Management considers that the immobilization and non-materiality of these assets will not produce significant negative effects on the financial statements. Currently, the Corporation undertakes the proceedings for realizing these goods within the terms established by the Superintendency. In general terms, the condition of the assets is good; the necessary provisions have been constituted for those that have suffered deterioration.

The Corporation has appraisals of all its assets between 2002 and 2005.

Provision for Foreclosed Assets

The movement of the provision for foreclosed assets is as follows:

		2005	2004
Initial balance	$	80,168.6	21,039.3
Plus:			
Provision charged to operations		15,338.5	1,312.8
Transfers of Trust Rights		6,795.9	-
		102,303.0	22,352.1
Less:			
Provision reimbursements		2,433.3	-
Use/sale of foreclosed assets		23,054.8	12,364.9
		76,814.9	9,987.2

(*)The initial balance of 2005 was added by the provision constituted by the merged entities of $70,181.4

(12) Property and Equipment

The Corporation has maintained the measures necessary for preservation and protection of its assets. As of December 31, 2005 and 2004 there are insurance policies that cover for robbery, fire, earthquake, riot, mutiny, explosion, volcano eruption, low tension, land lots, loss or damage to offices, and vehicle risks.

There are appraisals conducted between March 3, 2003 and December 12, 2005. There are no mortgages or domain reservations on the assets, nor have they been assigned as pledge collateral.

A detail of the property and equipment is as follows:

		2005	2004
Lands	$	4,414.0	3,979.1
Buildings		19,910.1	12,702.9
Equipment, furniture and fixtures		8,701.2	4,759.8
Computer equipment		9,155.5	4,610.1
Vehicles		427.7	472.5
		42,608.5	26,524.4

Continues....

		2005	2004
Depreciations			
Buildings		(10,036.1)	(6,089.5)
Equipment, furniture and fixtures		(7,618.9)	(3,982.9)
Computer equipment		(8,717.6)	(4,450.0)
Vehicles		(313.3)	(314.8)
		(26,685.9)	(14,837.2)
Provision		-	(0.3)
	$	15,922.6	11,686.9
Valorization		20,940.1	12,339.1
	$	20,940.1	12,339.1

Total depreciation expense for the years ended as of December 31, 2005 and 2004 amounted to $1,749.4 and $1,018.1, respectively.

The movement of property and equipment provision during the years ended as of December 31, 2005 and 2004 was as follows:

		2005	2004
Initial balance	$	16.3	0.3
Plus:			
Provision charged to period expenses		-	-
		16.3	0.3
Less:			
Provision reimbursements		16.3	-
Adjustments			
Sales		-	-
Final Balance	$	-	0.3

(*) The initial balance of 2005 was added by the provision constituted by the merged entities of $16.0

(13) Other Assets

Permanent Contributions

As of December 31, 2005 and 2004 there are permanent contributions in social clubs amounting to $83.2 and $4.9

Prepaid Expenses and Deferred Charges

The movement of prepaid expenses and deferred charges during the years ended as of December 31, 2005 and 2004 is as follows:

	2004	Charges	Amortization	2005
Prepaid Expenses				
Interest	$ 581.2	646.8	1,046.1	181.9
Insurance	233.7	8,858.4	8,741.2	350.9
Maintenance of computer programs	-	40.3	40.3	-
Connection service , data transfer	1.8	124.8	68.0	58.6
Others	85.9	2,061.6	1,914.7	232.8

Continues....

	2004	Charges	Amortization	2005
Deferred Charges:				
Remodeling	134.4	38.2	84.7	87.9
Studies and projects	77.5	174.1	84.9	166.7
Computer programs - software	437.7	1,670.2	815.9	1,292.0
Implements and stationery	99.6	207.7	229.3	78.0
Real Estate (Property) Tax	20.4	93.4	104.4	9.4
Property tax Foreclosed assets	-	795.4	795.4	-
Contributions and affiliations	-	-	-	-
Leasehold improvements	32.1	692.1	724.2	-
Organization and pre-operations	-	118.2	8.9	109.3
Others	-	239.1	131.7	107.4
	107.9	1,158.8	1,209.1	57.6
	$ 1,812.2	16,919.1	15,998.8	2,732.5

For purposes of making the movement of Prepaid Expenses and Deferred Charges it was taken the balance that Corfivalle S.A. and Corficolombiana S.A had as of December 31, 2004, i.e., $1,351.6 and $460.6, respectively.

Others

A detail of other assets – others is as follows:

		2005	2004
Employee loans	$	4,636.4	2,977.4
Other employee loans		73.9	79.4
Deposits as collateral		51.8	-
Deposits in forward contracts		3,899.2	3,761.0
Art and cultural goods		252.9	-
Trust rights		45,423.4	75,458.1
Sundry		3,203.7	3.2
	$	57,541.3	82,279.1

Employee Loan Rating

The Corporation assessed one hundred percent (100%) of the employee loans, and the result of that assessment as of December 31, 2005 and 2004, is as follows:

		2005				
		Housing (mortgage) Consumption	Interest	Total	Provision	Collateral
Rating						
A- Normal	$	4,112.9	8.9	4,121.8	-	4,943.1
	$	4,112.9	8.9	4,121.8	-	4,943.1

Continues....

Former Employee Loan Rating

		2005				
		Housing (mortgage) Consumption	Interest	Total	Provision	Collateral
Rating						
A- Normal	$	348.1	0.9	349.1	-	364.7
C- Appreciable		37.5	-	37.5	1.1	37.8
D- Significant		15.0	-	15.0	2.5	14.1
E- Unrecoverable		122.9	13.6	136.5	136.5	99.8
	$	523.5	14.5	538.1	140.1	516.4

		2004				
		Housing (mortgage) Consumption	Interest	Total	Provision	Collateral
Rating						
A- Normal	$	2,542.5	3.4	2,545.9	-	3,548.8
	$	2,542.5	3.4	2,545.9	-	3,548.8

Former Employee Loan Rating

		2004				
		Housing (mortgage) Consumption	Interest	Total	Provision	Collateral
Rating						
A- Normal	$	243.8	1.0	244.8	-	254.4
B- Acceptable		10.8	0.2	11.0	-	11.5
C- Appreciable		37.8	2.0	39.8	2.0	56.4
D- Significant		6.5	-	6.5	-	6.6
E- Unrecoverable		136.0	14.2	150.2	14.2	124.4
	$	434.9	17.4	452.3	16.2	453.3

Trust Rights

		2005	2004
Real Estate Development Trust	$	44,723.3	57,970.7
Realizable goods and foreclosed assets trust		-	8,610.4
Investment management and sale trust		-	8,522.5
Portfolio management trust		354.5	354.5
Property and equipment trust		345.6	-
	$	45,423.4	75,458.1

Continues....

Provision – Other Assets

The movement of the provision other assets is as follows:

		2005	2004
Initial balance	$	13,807.1	10,745.9
Plus:			
Provision charged to period expenses		4,120.8	3,673.1
Former employees provision		-	6.8
		17,927.9	14,425.8
Less:			
Reimbursements of provision		27.2	17.0
Transfer to trusts		6.879.0	601.7
Final Balance		$11,021.7	13,807.1

(14) Deposits and Call Moneys

The detail of deposits and call moneys is as follows:

		2005	2004
Fixed-term deposit certificates:			
Issued – less than 6 months	$	670,026.3	445,951.9
Issued – between 6 months and less than 12 months		692,290.1	194,098.8
Issued – greater than or equal to 12 months		636,142.6	271,034.7
		1,998,459.0	911,085.4
Savings accounts		82,381.7	41,190.3
Special deposits		896.4	326.9
Banks and correspondents		2,739.0	674.3
	$	2,084,476.1	953,276.9

As of December 31, 2005 and 2004 a mandatory cash-reserve was made on legal tender deposits in the following proportions:

Fixed-term deposit certificates	
Lower than 180 days	2.5%
Greater than or equal to 180 days and lower than 360 days	2.5%
Greater than or equal to 360 days and lower than 540 days	2.5%
Repurchase Agreements – Traded Securities	6.0%
CDAT and savings accounts	6.0%
Banks and correspondents, special deposits, collection banking services, sundry accounts payable, other deferred liabilities	13.0%

(15) <u>Interbank Funds Purchased and Repurchase Agreements</u>

As of December 31, 2005 and 2004 the interbank funds purchased corresponded to :

Investment Repurchase Agreements	$	419,756.5	158,735.1
Interbank funds purchased		98,900.1	74,745.1
	$	518,656.6	233,480.2

Continues....

These funds are used to take advantage of excess liquidity and are agreed-upon over a term not to exceed thirty (30) days. For 2005 and 2004, they mainly correspond to Overnight transactions. The rates used in these transactions during 2005 varied between 7.4% and 5.7%; and in 2004 between 9.5% and 6.8%.

In case of any breaches, the Corporation is supported with the transfer of the traded securities ownership. No breaches occurred during the exercises corresponding to 2005 and 2004.

(16) Bank Loans and Other Financial Liabilities

Bank loans and other financial liabilities include balances maturing in the short and long terms, the detail of which is presented below:

	Annual Interest Rate %	2005	Annual Interest Rate %	2004
LEGAL TENDER (LOCAL CURRENCY)				
Current				
Central Bank	8.1%	66,012.6	-	-
Fund for Farming and Animal Husbandry Sector Financing - Finagro	6.0%	27,599.1	-	-
Financiera de Desarrollo Territorial	6.0%	27,862.8		
Finagro (1)	1.18-8.46	23,445,8	4.16-10.09	18,068,.8
Banco de Comercio Exterior (Bancoldex)(2)	3.92-8.75	5,497.1	7.28-11.01	47,473.7
Instituto de Fomento Industrial (IFI) (3)	1.18-4.20	153.2	5.71-10.23	771.1
Findeter (4)	7.55-8.75	250.0	10.13-1013	2.050.0
		146,376.0		68,363.6
Non-current				
Central Bank	8.1%	3,776.7		
Fund for Farming and Animal Husbandry Sector Financing	6.0%	-		
Financiera de Desarrollo Territorial	6.0%	18,981.5		
Finagro (1)	1.18-8.46	54,331.9	4.97-8.67	98,441.9
Banco de Comercio Exterior (Bancoldex)(2)	3.92-8.75	142,485.3	6.57-11.19	217,436.0
Findeter (4)	1.18-4.20	118,949.9	9.19-17.21	114,899.6
Bancoldex (3)	7.55-8.75	1,949.3	2.70-12.15	4,231.3
Total Legal Tender (local currency)		344,919.2		435,008.8
		491,295.2		503,372.4
FOREIGN CURRENCY				
Current				
Bancoldex (2)	4.79-7.68	152,049.9		5,793.8
Financing through acceptances and /or advances	3.76-5.57	79,757.3		53,276.5
		231,807.2		59,070.3
Non-current				
Bancoldex (2)	4.79-7.68	3,129.0		963.1
Financing through acceptances and /or advances	3.76-5.57	29,891.9		40,250.7
		33,020.9		41,213.8
Total foreign currency		264,828.1		-
		$ 756,123.3		603,656.5

Continues....

The Colombian Government has established programs to promote the development of certain sectors of the economy. These sectors include foreign trade, agriculture, cattle breeding, tourism, and other industries. Those programs are being managed by the Central Bank and Government entities.

In development of those programs, the Corporation received the loan request from its clients and conducts an analysis of the loan in accordance with its policies. Once the loan is approved, the Corporation requests the respective government entities the funds that will be given to the clients. These moneys are given by those entities to the Corporation once the study has been elaborated and approved.

The credit risk is entirely assumed by the Corporation.

(1) Loans granted by the Corporation through FINAGRO must be devoted to small and medium producers for the financing of working capital and the acquisition of machinery and equipment to be applied to the development of farming and animal husbandry activities or projects. They are re-discountable for eighty percent (80%) of their value.

(2) Loans granted by the Corporation through the BANCOLDEX line must be destined to the financing of working capital of individuals or entities devoted to producing and/or commercializing goods that will be devoted to non-traditional exports or to producing raw materials whenever they participate in joint exports. Likewise, they can be devoted to the capitalization of companies of the exporting sector that undertake fixed investment projects. They are re-discountable for 80% and 100% of their value.

(3) Resources granted through the Bancoldex line may be devoted to fixed investments, working capital, and/or entrepreneurial capitalization, both in the importation of capital goods as well as for the development of investment projects that contemplate a fixed investment in local currency and/or working capital, with a term of up to seven (7) years and a flexible grace period as per exchange norms.

(4) Loans granted by the Corporation through FINDETER must be mainly devoted to social investment of the municipalities. They are re-discountable for 65% of their value.

Maturities per years of the short- and long-term liabilities are as follows:

2006	$ 117,078.9
2007	48,745.7
2008	112,256.9
2009	52,383.0
2010 and thereafter	137,351.7
	$ 467,816.2

These liabilities are backed-up with personal collateral, corresponding to the loan portfolio promissory notes of rediscounted loan portfolio granted to clients.

(17) Accounts Payable

Others

The detail of accounts payable is as follows:

		2005	2004
Taxes:			
Income	$	-	550.0
Industry and Commerce		835.9	-
Stamp		451.9	510,1
Surtax and others		1.5	-

Continues....

		2005	2004
Rentals		-	121.8
Contributions on transactions		28.5	38.7
Value Added Tax		107.8	103.7
Promising purchasers		4,569.8	1,429.3
Suppliers		1,114.1	415.0
Labor withholdings and contributions		2,420.1	1,974.7
Written, uncollected checks		193.8	171.4
Sundry		1,496.4	918.7
	$	11,219.8	6,233.4

(18) Other Liabilities

Consolidated Labor Liabilities

A detail of consolidated labor liabilities is as follows:

		2005	2004
Consolidated severance		445.0	241.2
Interest on severance	$	42.5	49.8
Consolidated vacations		1,431.7	802.4
Other social benefits		351.9	221.0
	$	2,271.1	1,314.4

Retirement Pensions

The actuarial estimate study is elaborated pursuant to Decree 2783/01, taking into account a DANE Rate of 12.008% and a discount rate of 19.065%.

The number of pensioners that are part of the actuarial estimate is one (1) man who is direct pensioner of the Corporation.

The actuarial estimate has been fully amortized.

	2005	2004
Total actuarial estimate amount	1,119.9	1,074,9
Amortization of the period		
Value of pensions paid during the year	174.7	96,7
Amortization percentage	100%	100%

Deferred Income

The movement of deferred income during the years ended as of December 31, 2005 and 2004, is as follows:

		2004	Credits	Charges		2005
Interest	$	39.0	520.0	597.0	$	116.0
Commissions		547.8	4,935.7	4,558.6		170.7
Others		1,216.3	18,222.0	21,684.4		4,678.7
	$	1,803.1	23,677.7	26,840.0	$	4,965.4

Continues....

Others (Deferred Partial Payments)

		2004	Credits	Charges	2005
Profit on sale of assets	$	1,287.4	1,129.9	992.2	1,149.7
Other deferred partial payments (1)		13,608.8	4,792.1	483.4	9,300.1
Exchange difference pending to be realized (2)		10.590.5			10,590.5
Interest generated in the restructuring process		15,549.5	13,669.6	5,228.4	7,108.3
Others		5,470.8	1,139.0	1,969.2	6,301.0
	$	46,507.0	20,730.6	8,673.2	34,449.6

(1) Recognition of yields on venture capital contributed by the partners to the Concessionaire (Hatovial), pursuant to the concession agreement. Payments are made on a semi-annual basis, as from December 15, 2004, and the maturity is on December 30, 2007.

(2) Corresponds to the request for reversal by the Office of the Superintendent of Financing of the exchange difference revenue generated in the loans made to Pesa S.A.

(19) Accrued Liabilities and Provisions

Others

Below, there is the detail of other accrued liabilities and provisions:

		2005	2004
Labor liabilities	$	211.7	-
Income taxes		301.0	5,157.6
Sundry		3,273.0	2,512.5
	$	3,785.7	7,670.1

Diverse

Includes provisions to cover public utility and employee medical insurance expenses.

(20) Capital Stock

As of December 31, 2005 the authorized capital was $1,600, represented in shares of Col$ 10 par value each. With Public Deed No 12364 dated December 30, 2005 of Notary Public 18 of Bogota it was executed the merger of Corporación Financiera del Valle S.A. (absorbing entity) and Corporación Financiera Colombiana S.A. (absorbed entity), it was modified Article Six of the Corporate Bylaws increasing the Capital Stock from $1.000 to $1,600. As of December 31, 2004 the Corporation's authorized capital was $1,000 represented in shares of a Col$ 10 par value each.

	2005	2004
Number of preferred stock	9,298.994	9,298.994
Number of Ordinary Stock	137,000.767	76,725.353
Total subscribed and paid-in shares	146,299.761	86,024.347

The minimum preferential dividend earned by each share is equal to an annual two percent (2%) of the subscription price in Colombian pesos. Such dividend is adjusted every year by an amount equivalent to 100% of the consumer price index variation (CPI), duly certified on an annual basis by the Colombian competent authority, for each calendar year.

Continues....

Equity Reappraisal

The value capitalized for equity reappraisal amounts to $131,245.9

(21) Reserves

Legal

According to legal provisions in force in Colombia, all credit establishments must constitute a legal reserve by appropriating ten percent (10%) of its net income in each accounting period until the balance of this reserve is equivalent at least to fifty percent (50%) of the subscribed capital. The legal reserve balance may be reduced to less than fifty percent (50%) of the subscribed capital, when the purpose of this reduction if to wipe-off accumulated losses that exceed the total amount of earnings obtained in the respective period and of those undistributed retained earnings, or whenever the amount so freed is devoted to capitalizing the entity through the distribution of stock dividends.

This reserve may not be destined to the payment of dividends, or to cover expenses or losses during the time the Corporation has undistributed earnings.

The additional paid-in capital (premium in the placement of shares) corresponding to the difference between the amount paid per share and its par value, is also recorded as legal reserve.

As of December 31, 2005 and 2004, the legal reserve amounted to $382,257.6 and $127,599.6, respectively.

Statutory and Occasional

As of December 31, 2005 and 2004, the following is a detail of statutory and occasional reserves:

		2005	2004
Available to the Board of Directors	$		$65.7
Non-distributable – Article 42 Law 75/86			311.7
Marketable investments valuation reserve (1)		85,948.4	87,071.7
Reserve for economic development (2)		8.8	-
Extraordinary reserve of economic capitalization		4.4	-
	$	85,961.6	87,449.1

(1) According to legal norms, a reserve must be made for the profits obtained from the application of special investment valuation systems at market prices, the revenue of which has not been fiscally realized.

(2) The reserve for economic development and the extraordinary reserve of economic capitalization correspond to annual appropriations of the net profit made in previous years, with the purpose of obtaining tax benefits. The reversal of all or part of this reserve shall not be subject to income tax in the year when made, because they appear as retained earnings in the 1986 income tax return.

(22) Contingent Accounts

A detail of contingent accounts is as follows:

Continues....

Credit

A detail of credit contingent accounts is as follows:

		2005	2004
Endorsements	$	2,536.7	3,589.7
Bank collateral		34,091.0	11,105.4
Letters of Credit		19,108.9	31,171.3
Approved, non-disbursed loans		17,815.7	13,624.2
Obligations in Options		24,239.1	70,731.2
Accumulated dividends preferred stock		11,665.3	13,716.4
From litigation denominated in legal tender (*)		46,553.0	20,511.0
Other contingencies		10,286.3	5,027.4
	$	166,296.0	169,476.6

(*) Corresponds to liability contingencies arising from judicial processes the adverse ruling of which is remote, in accordance with the concept of the Corporation's legal area.

Debit

A detail of debit contingent accounts is as follows:

		2005	2004
Loan portfolio interest	$	45,422.4	39,744,4
Rights in Options		24,228.2	70,460.5
Fiscal loss to be amortized		358,302.0	84,315.6
Excess presumptive (minimum taxable) income		154,110.7	105,451.8
Other contingencies		1,933.3	239.8
	$	583,996.6	300,212.1

(23) Memorandum Accounts

Debit

A detail of debit memorandum accounts is as follows:

		2005	2004
Goods and securities given as collateral	$	531,241.5	1,374.096.1
Appraisal of foreclosed assets		24,783.6	-
Remittances and other effects sent for collection		8,410.5	-
Unpaid, negotiated checks		5,572.4	5.819.4
Written-off assets		202,062.0	68,921.9
Capitalized interest – past due loan portfolio		1,028.9	1,028.8
Unplaced investment securities		56,870.0	56,870.0
Amortized investments securities		375,701.0	375,525.9
Inflation adjustments - assets		103,071.7	96,260.1
Loans to stockholders and economically related parties		78.0	11,278.2
Subscribed and paid-in capital distribution		1,463.0	860,2
Accounts receivable – dividends decreed		296.4	-
Loans to parent company, affiliates, and subsidiaries		1,777.2	2,071.8
New loans – farming and animal husbandry portfolio		17,786.4	-
Dividends, rights in kind from revalorization		1,733.6	-
Fully depreciated property and equipment		12,876.7	6,209.1
Fiscal value of assets (*)		2,431.300.3	2,212.631.6
Loan provision for people under deed of arrangement status		3,249.2	3,938.6
Investment in Government-guaranteed securities		535,779.2	386,947.2

Continues....

		2005	2004
Securities accepted by credit establishments		-	41,956.6
Securities guaranteed by the Central Bank		-	86.0
Held-to-maturity securities		105,416.5	-
Available-for-Sale securities – Debt		315,695.4	-
Reciprocal transactions		79,269.2	61,189.1
Others		243,949.6	281,324.0
	$	5,059,412.3	4,987,014.6

(*) Corresponds to the fiscal gross equity value as of December 31, 2004

Credit

A detail of credit memorandum accounts is as follows:

		2005	2004
Goods and securities received under custody	$	88,779.7	60,825.7
Goods and securities received as adequate collateral		-	42,290.8
Goods and securities received as collateral for future loans		168,346.8	50,827.9
Collateral pending to be cancelled		51,473.1	
Goods and securities received as collateral – adequate collateral		2,964.425.3	2,930.363.5
Collections received		2,148.7	1,879.6
Goods and securities received – Other collateral		439,568.2	
Equity inflation adjustments		319,406.5	212,282.7
Fiscal monetary correction		7,666.3	
Equity revaluation capitalization		238,369.7	131,245.9
Difference between fiscal and book equity values		-	300,389.9
Marketable investment yields – debt securities		111,481.4	48,918.4
Advanced yields marketable investments – debt securities		1,681.7	1,681.7
Dividends decreed – marketable investments		877.2	
Equity fiscal value		10,922.5	
Commercial portfolio rating		1,933.632.3	881,345.4
Consumption portfolio rating		1,470.7	
Reciprocal transactions		55,772.0	25,734.0
Other credit memorandum accounts		2,414.7	2,464.8
	$	6,398.436.9	4,690.250.8

(24) Transactions conducted with Related Parties

The main stockholders that hold ten percent (10%) or more of the capital stock, or whenever the ownership held is lower but there are transactions representing more than five percent (5%) of the technical equity, are considered related parties. Likewise, Board of Directors' members and the companies where the Corporation holds interests in excess of fifty percent (50%), or where there are economic, administrative, or financial interests, are considered related parties.

Continues....

1. Transactions with Stockholders

Below, we detail the financial statement items that include balances or transactions with *Banco de Bogotá*, the majority stockholder as of December 31, 2005 and 2004.

Banco de Bogotá:

		2005	2004
Cash on hand	$	6,296.1	2,909.9
Interbank funds purchased		10.000.0	41,424.5
Accounts payable		10.8	75.3
Direct operating revenues		289.2	85.7
Non-operating revenues		1.7	0
Direct operating expenses		1,760.7	1,727.4
Debit memorandum accounts		7,948.2	4,637.3
Credit memorandum accounts		289.1	41,585.5
	$	26,595.8	92,445.6

Banco de Occidente:

	2005
Cash on hand	$ 8,209.9
Deposits and call moneys (1)	11,917.9
Accounts payable	140.5
Direct operating revenues	267.1
Direct operating expenses	1,593.9
	$ 22,129.3

As of December 30, 2005, this item includes one CDT amounting to $ 4,370.5 constituted on November 2, 2005 with maturity on May 2, 2006; another amounting to $2,895.2 constituted on November 18, 2005 with maturity on May 18, 2005; and another amounting to $4,652.2 constituted on October 25, 2005 with maturity on April 25, 2006.

Transactions entered into with related parties were conducted under the same conditions in force for similar transactions (arms' length basis).

2. Transactions with companies where the Corporation holds investments in excess of fifty percent (50%)

		2005	2004
Plantaciones Unipalma de los Llanos S. A.			
Investments	$	12,665.8	11,852.7
Valorization		11,508.8	6,815.9
Deposits and call moneys		3,063.4	-
Accounts payable		36.4	-
Direct operating revenues		2,134.5	3,352.7
Operating expenses		98.5	-
Debit memorandum accounts		2,954.7	4,151.6
Colombiana de Licitaciones y Concesiones Ltda			
Investments	$	20,437.2	20,437.2
Valorization		36,396.3	5.284.9
Deposits and call moneys		27,668.2	4,725.4
Accounts payable		162.3	27.7
Operating revenues		3,927.8	3,320.8
Direct operating expenses		341.8	329.9
Debit memorandum accounts		4,635.0	3,917.6
Credit memorandum accounts		781.2	-

Continues....

		2005	2004
Promotora Inmobiliaria la Esperanza S.A.			
Investments	$	5,857.0	5,857.0
Investments provision		2,666.3	1,265.1
Negative appraisal of investments		2,286.9	-
Operating expenses		1,401.2	800.0
Debit memorandum accounts		1,906.9	1,906.9
Huevos Oro Ltda.			
Investments	$	11,197.4	11,197.4
Investments provision		2,043.1	2,043.1
Negative appraisal		14.8	(633.5)
Operating revenues		48.8	46.0
Operating expenses		-	2,043.1
Debit memorandum accounts		523.2	523.2
Credit memorandum accounts		1,212.8	1,212.8
Estudios Proyectos e Inversiones de los Andes S.A. Epiandes			
Investments	$	40,980.2	40,980.2
Appraisals		38,383.0	39,642.5
Deposits and call moneys		19,226.4	10,407.6
Accounts payable		134.8	53.2
Operating revenues		28,535.7	26,922.8
Operating expenses		790.0	293.9
Debit memorandum accounts	$	30,781.4	29,120.5
Tejidos Sintéticos de Colombia S. A. Tesicol			
Investments		14,134.8	14,134.8
Loan portfolio		1,100.3	1,100.2
Portfolio provision		770.2	-
Debtors		15.2	-
Appraisals		3,117.7	1,294.6
Operating revenues		1,199.1	710.5
Non-operating revenues		0.8	-
Operating expenses		-	13.4
Debit memorandum accounts		3,538.7	3,007.2
Credit memorandum accounts		2,048.9	3,537.5
Promotora y Comercializadora Turística Santamar S.A.			
Investments		8,796.9	9,075.7
Investment provision		2,578.0	1,230.8
Loan portfolio		354.6	403.7
Loan portfolio provision		84.9	84.9
Investment negative appraisal		(2,240.0)	(1,733.0)
Operating revenues		108.3	113.1
Operating expenses		1,599.9	14.7
Debit contingent accounts		3.2	4.1
Debit memorandum accounts		484.6	484.6
Credit memorandum accounts		31.7	21.8
Frigorificos Colombianos			
Investments		3,094.7	-
Investment negative appraisal		(9.4)	-
Operating revenues		13.3	-
Operating expenses		6.7	-
Debit memorandum accounts		2,458.4	-
			-

Continues....

		2005	2004
Lloreda Grasas			
Investments		131,324.1	125,700.2
Negative appraisal		32,572.5	
Investment provision		69,983.1	-
Operating expenses		5,110.6	
Debit memorandum accounts		411.6	-
Banco Corfivalle Panama S.A.			
Investments	$	13,748.7	14,383.9
Financial liabilities		3,784.9	-
Accounts payable		37.8	-
Operating expenses		192.6	-
Leasing del Valle S.A.			
Investments	$	21,124.3	14,338.0
Letter of Credit		273.2	1,376.9
Accounts receivable		18.3	47.2
Appraisals		17,841.4	-
Deposits and call moneys		1,277.4	-
Interbank funds purchased		4,048.8	-
Accounts payable		4.5	-
Operating revenues		4,836.0	-
Non-operating revenues		97.6	-
Operating expenses		320.7	-
Non-operating expenses		100.7	-
Molino Pajonales S.A.			
Investments	$	1,812.9	1,812.9
Appraisals		5,683.0	-
Loan portfolio		-	55.5
Accounts receivable		-	349.5
Operating revenues		0.8	-
	$		
Desmotadora del Norte S.A.			
Investments	$	926.3	926.3
Appraisals		4,401.4	-
Account receivable		71.6	122.9
Operating revenues		143.2	-
C.I. Confecciones y Textiles Internacionales. A.			
Investments	$	19,397.8	14,397.8
Investments provision		(19,397.8)	-
Receivables Capital		16,915.8	13,066.9
Receivables Capital provision		(16,915.8)	-
Accounts payable		425.3	680.0
Accounts payable provision		430.5	-
Operating expenses		14,098.0	-
Operating revenues		7,235.9	-
Casa de Bolsa S.A. Comisionista de Bolsa			
Investments		4,051.1	4,051.1
Accounts receivable		14.3	2.4
Appraisals		1,435.5	-
Accounts payable		6.6	-

Continues....

		2005	2004
Operating expenses		384.3	-
Operating revenues		12.9	-
Fiduciaria del Valle S.A.			
Investments		10,925.8	10,925.8
Accounts receivable		42.0	700.0
Appraisals		6,882.0	-
Accounts payable		12.5	-
Operating revenues		2,885.1	-
Non-operating revenues		213.7	-
Operating expenses		11.5	-
Non-operating expenses		4.5	-
Valora S.A.			
Investments		19,247.9	19,247.9
Investment provision		(1,559.1)	-
Account receivable		12.9	2,035.2
Provision other accounts receivable		0.1	-
Receivables Capital		3,878.6	-
Receivables Capital Provision		(10.8)	-
Accounts payable		5.7	-
Operating revenues		247.3	-
Non-operating revenues		27.3	-
Operating expenses		1,570.2	-
Non-operating expenses		1.8	-
Valle Bursátiles S.A.			
Investments		4.5	4.5
Appraisals		4.8	-
Loan portfolio		-	74.5
Accounts receivable		-	3.9
Operating revenues		1.0	-
Hoteles Estelar S.A.			
Investments	$	40,924.5	40,297.6
Appraisals		52,103.3	-
Portfolio capital		6,730.0	6,730.0
Portfolio capital provision		(13.1)	-
Accounts receivable		428.5	181.7
Accounts payable		17.5	-
Operating revenues		3,442.8	-
Operating expenses		175.5	-
Proyectos de Infraestructura S.A.			
Investments	$	96,807.3	-
Appraisals		16,692.7	-
Portfolio capital		7,110.1	-
Portfolio capital provisions		(13.9)	-
Accounts receivable		1,494.2	-
Accounts receivable provision		0.4	-
Operating revenues		4,447.6	-
Non-operating revenues		48.1	-
Operating expenses		13.9	-

Continues....

		2005	2004
Compañía Agropecuaria e Industria Pajonales S.A.			
Investments	$	22,065.4	22,065.4
Appraisals		28,327.9	-
Accounts receivable		248.6	280.4
Operating revenues		497.3	-
Operating expenses		79.3	-
Inversiones de Energía y Gas S.A.			
Investments	$	-	36,473.2
Loan Portfolio		-	23,074.8
Promotora de Energía y Gas S.A.			
Investments	$	-	11,619.2
Loan portfolio		-	47,756.6
Prodesal S.A.			
Investments	$	-	39,019.2
Proyectos de Energía S.A.			
Investments	$	-	116,410.8
Accounts receivable		-	60.3
Corfivalle Finance (Bahamas) Limited			
Accounts receivable	$	-	7.3

3. Operations entered into with Board of Directors' Members and Legal Representatives

A detail of operations is as follows:

2005	Stockholders	Board of Directors	Legal Representatives
Assets	$ 22,083.2	9,734.5	309.8
Liabilities	12,061.4	11.6	98.9
Revenues	893.0	8,605.0	14.3
Expenses	6,186.4	192.3	692.4

2004	Stockholders	Board of Directors	Legal Representatives
Assets	$ 21,185.8	552.2	95.4
Liabilities	0.4	-	19.3
Revenues	33,721.3	17.8	8.5
Expenses	1,425.5	162.7	3.6

4. Operations carried out with Stockholders who hold less than ten percent (10%) of the Capital Stock and represent more than five percent (5%) of the Technical Equity

As of December 31, 2005 there are recorded some transactions carried out with Amalfi S.A. who shows a loan portfolio balance of $78.0 and interest receivable amounting to $0.1.

Continues....

(25) Operating Revenues

A detail of other operating revenues is as follows:

	2005	2004
Dividends and Participations		
Epiandes S.A.	$ 28,499.6	-
Promigas S.A.	12,093.3	-
Leasing del Valle S.A.	7,995.2	-
Leasing de Occidente S.A.	7,116.7	5,699.7
Sociedad de Inversiones en Energía	4,475.2	-
Unipalma S.A.	2,085.7	-
Concecol Ltda.	3,844.9	-
Prodesal S.A.	3,810.9	4,732.6
Proyectos de Infraestructura S.A.	3,539.8	2,719.7
Fiduciaria del Valle S.A.	2,885.0	3,687.9
Concesionaria Tibitoc S.A.	2,426.6	3,427.1
Banco Corfivalle Panamá	1,360.1	1,550.6
Transoriente S.A.	1,044.4	-
Colombiana S.A.	1,098.1	1,098.1
Others	6,926.0	2,246.9
	89,201.5	25,162.6
Operating recoveries		
Reimbursement Accounts Receivable Provision	1,513.4	4,671.8
Reimbursement of loan portfolio provision	54,322.4	3,146.6
Others	15,084.1	15,832.7
	$ 70,919.9	23,651.1

(26) Operating Expenses - Others

The following is a detail of other operating expenses:

	2005	2004
Fees	$ 6,407.8	1,698.8
Taxes	12,074.3	5,990.6
Rentals	2,045.8	835.0
Contributions and affiliations	2,684.2	1,371.9
Insurance	11,032.2	4,936.1
Maintenance and repairs	1,091.7	369.3
Office adapting and installation	155.0	79.4
Electronic data processing	120.4	-
Sundry:		
Cleaning and vigilance services	694.7	398.5
Temporary services	459.5	191.6
Advertising and propaganda	1,477.2	965.2
Public relations	223.3	153.6
Public utilities	1,731.6	1,356.1
Traveling expenses	325.5	165.0
Transportation	1,146.4	673.6
Implements and stationery	572.0	317.8
Donations (grants)	19.2	5.7
Subscriptions and signage	242.7	708.0
Mail posts	41.8	-

Continues....

		2005	2004
Building management		703.1	-
Cafeteria		180.8	-
Legal expenses		144.5	-
Micro-filming and binding		26.0	-
Deductible VAT – prorating		2,017.7	-
Connection service		950.6	-
Miscellaneous		1,166.0	1,796.8
	$	47,734.5	22,013.0

(27) Other Provisions

Below, we present a detail of other provisions:

		2005	2004
Foreclosed assets		15,338.5	1,312.8
Other assets		4,606.9	4,374.5
	$	19,945.4	5,687.3

(28) Non-operating Revenues

A detail of non-operating revenues is as follows:

		2005	2004
Profit on sale of:			
Foreclosed assets	$	21,255.8	2,078.1
Property and equipment		346.1	14.1
Rentals		621.0	498.4
Recoveries:			
Written-off assets		3,421.4	5,449.4
Reimbursement of provisions:			
Property and equipment		16.5	-
Investments		16,846.4	12,027.5
Foreclosed assets		2,433.3	
Other provisions		1,021.2	17.0
Other recoveries		9,677.4	451.3
Other assets		27.2	-
Recovery through insurance claims		2.4	-
Sundry			
Revenues from foreclosed assets		531.5	9.2
Others		3,643.2	3,546.3
	$	59,843.4	24,091.3

Continues....

(29) Income Tax

The reconciliation between book profit and estimated taxable income is as follows:

		2005
Profit-Loss before income taxes	$	232,517.9
Plus (less) items that increase (decrease) fiscal profit:		
Dividends not accrued in books		7,465.2
Non-deductible provisions that constitute temporary difference		25.291.3
Greater revenues – fiscal monetary correction account		28,761.0
Fines and Sanctions		
Non-deductible taxes (GMF)		10,163.4
Industry and Commerce Tax provision		1,138.7
Difference in valuation of marketable fixed-yield investments		19,656.9
Expenses of other terms and other non-deductible expenses		10,828.9
Loss on sales of capital investments		158.9
Loss on sale of immovable assets		253.5
Imputable expenses – non-taxed revenues		606.0
Deferred income declared in previous years		(4,446.5)
Non-taxable dividends and participations		(59,103.5)
Difference for valuation of variable-yield investments		(75,608.2)
Reimbursement of provision not deducted in previous years		(17,911.4)
Deduction of fiscal loss		(179,772.1)
Profit - Estimated ordinary income		-
Applicable presumptive (minimum taxable) income	$	24,507.0
Tax base		24,507.0
Income tax (35%)		8,577.4
Surtax Law 788/02 (10%)		857.8
Total income tax expense	$	9,435.2

No deferred tax from temporary differences was recorded because the tax provision was determined through the presumptive (minimum taxable) income system

The income tax returns of 2003 and 2004 are not firm yet.

As of December 31, 2005, the Corporation shows a fiscal loss adjusted for inflation, pending to be amortized that amounts to $164,733.3, after discounting the 2005 deduction and an excess presumptive (minimum taxable) income over ordinary income of $154,110.8. Tax norms state that fiscal losses recorded up until 2002 may be amortized with the income obtained during the five (5) years following their occurrence. Losses generated as from 2003 may be offset within the eight (8) following years limited to an annual 25%; and excess presumptive (minimum taxable) income may be amortized over five (5) years.

Continues....

Fiscal Memorandum Accounts

A detail of fiscal monetary correction account is as follows:

		2005	2004
Fiscal revenue from fixed-asset adjustments	$	9,159.6	1,145.1
Fiscal revenue from stock investment adjustments		63,998.7	37,173.9
Fiscal revenue from adjustment to foreclosed assets		5,909.3	3,809.4
Fiscal revenue from adjustment to other assets		218.8	-
Adjustment to book equity over fiscal equity		(50,525.4)	(27,621.4)
Fiscal monetary correction revenue	$	28,761.0	14,507.0

As of December 31, 2005 book equity differs from fiscal equity in the following:

Book equity	$	1,519,317.9
Plus (less) items that increase (decrease) fiscal equity:		
Fiscal adjustment of fixed assets		16,088.9
Fiscal adjustments of foreclosed assets		21,016.4
Fiscal adjustments of other assets		208.9
Foreclosed assets disencumbered		13,711.4
General provision of receivables		18,905.4
Investment provision		8,620.1
Account receivable provision		3,751.1
Foreclosed assets provision		17,718.5
Provision for other assets		11,021.7
Deferred charges in the sale of assets		15,124.7
Accrued liabilities and provisions		3,484.7
Property and equipment valorization		(20,940.1)
Trust rights valorization		(3,066.1)
Estimated fiscal equity	$	1,624,963.5

(30) Assets weighted by Risk Level / Technical Equity Ratio

Pursuant to Decree 1720 of 2001, technical equity may not be lower than nine percent (9%) of local and foreign currency assets weighted by risk level. Individual compliance with this is monthly and semiannually verified on a consolidated basis with its affiliates and subsidiaries.

Risk asset rating in each category is made by applying percentages predetermined by the Office of the Superintendent of Financing to each asset item, contingent account, business, and trust mandate established in the Mandatory Chart of Accounts.

As of December 31, 2005 and 2004 the ratio achieved by the Corporation was seventeen point thirty-six percent (17.36%), and fourteen point zero six percent (14.06%), respectively.

(31) Asset and Liability Management

The study on the Corporation's exposure levels is presented pursuant to Resolution 001 dated January 2, 1996 and External Circular Letter 024 of March 1996, issued by the Office of the Superintendent of Financing. These resolutions define the criteria and procedures whereby credit establishments have to identify, measure, assess, and control their exposure to liquidity, interest rate, and exchange rate risks.

Continues....

Below, we present the main accounts that affect the Corporation's GAP in a maturity corresponding to twelve (12) months:

	2005	2004
Cash on hand	66,684	15,955
Interbank funds	37,310	37,093
Negotiable investments	727,453	351,639
Non-negotiable investments	397,399	136,215
Commercial loan portfolio of receivables	1,241,848	395,888
Accounts receivable	9,987	17,381
Asset acceptances	3,178	32,816
Other assets	2,639	1,726
Contingent Debit	-	-
Total Asset Positions	$ 2,486,498	988,713
CDTs	1,102,141	491,999
Savings Deposits	82,768	41,205
Others	3,405	1,001
Interbank funds	519,310	234,716
Liability acceptances	718	0
Bank Credits	474,650	304,219
Accounts Payable	5,574	4,105
Outstanding Investment Securities	0	176
Other Liabilities	2,547	3,258
Accrued Liabilities and Provisions	328	5,185
Contingent Credit	-	157
Total Liability Positions	$ 2,191,441	1,086,021

(32) Corporate Governance

Maintaining its policy of permanently updating good corporate governance norms and in application of Resolution 275 of 2001 issued by the Office of the Superintendent of Financing, Corporación Financiera Colombiana S.A. has incorporated principles that rule the entity's good corporate governance, as well as the protection of stockholders' and investors' rights.

Board of Directors and Top Management: Top Management and the Board of Directors determine the entity's strategies, policies, and risk profiles. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. It approves credit granting limits and market and liquidity risk exposures, and credit risk management for the different Corporation businesses. The Vice President of Risk is in charge of identifying, managing, about the risk exposures that the Corporation might have.

Report to the Board of Directors: The Board of Directors is permanently informed about risk exposures of the different businesses conducted by the Corporation.

The Board of Directors is presented a monthly report that contains a detailed description of the transactions carried out by the currency desk, the business results, risk levels, and compliance with the limits established, if any. Transactions with related parties are subject to the Board of Directors' consideration.

The limits of maximum portfolio positions, maximum losses, and value at risk are controlled by the risk department and reported on a daily basis to the Corporation's Top Management.

Continues....

Technological Infrastructure: The Corporation has implemented an adequate technological infrastructure based upon in-house developments and the integration of third-party applications that allow recording and controlling the transactions conducted during the Corporation's day-to-day operations. Depending upon the transaction, it includes the on-line risk analysis, and forms a database for the automatic generation of reports for risk management.

Methodology for Risk Measurement: Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (funds placement, sale of currency-desk services, sale of investment banking services, etc.), it is exposed to a variety of risks generated by the evolution of the environment in all the dimensions.

Based upon the above, it is clear that risk management has become the determinant factor to achieve one of Corficolombiana's objectives, i.e., the obtention of a satisfactory profitability for its stockholders. For that reason, it is within the very definition of each and every institutional strategy and in the decision-making on all Corporation's businesses and activities.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: The risks associated to each product are determined. The purpose is to look for undue concentration of risks and to implement new technologies for risk management.

RISK MEASUREMENT: The management and measurement processes are determined for each risk. Monitoring systems must operate precisely and cover all aspects defined so that management handling is facilitated. Risk measurement implies a significant amount of mathematics. However, the process also can accentuate the human element, i.e., experienced people to make key decisions on risk management activities.

LIMITS ASSIGNMENT: Limits are determined for each risk separately, although they are linked to each other. It is considered Management's attitude towards risk and the entity's capacity to absorb losses.

LIMITS MEASUREMENT AND CONTROL: Position values must be permanently revised against the limits and any excess observed must be timely reported to take all corrective actions necessary. A daily, on-line evaluation of the positions that the Corporation's Treasury has must be conducted.

REPORT GENERATION: As defined by the ALCO Committee and the Board of Directors, management reports showing Treasury transactions management together with the measurement and assessment of inherent risks must be periodically presented.

Existing methodologies identify and measure the different risk types the Corporation is exposed to in its activity. The methods that were mentioned and explained in detail in these notes to the financial statements operate in that fashion.

Organizational Structure: Through its Board of Directors, the Corporation has defined an organizational structure that was strongly reinforced by virtue of the merger process between Corficolombiana and Corfivalle, and that must watch for an adequate risk management. Therefore, the Vice President of Risk is in charge of building a strong risk culture within the organization, always pursuing the obtention of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. This Vice President is in charge of the Treasury Risk Management, SARC and Operating Risk Management, and Credit Risk Management, and it also has the purpose of promoting, leading, and controlling the execution of those risk policies approved, through the compliance with the risk management strategy outlined, and using the risk management process previously defined. The Treasury and operations areas directly report to the President. The Vice President of the Juridical Area undertakes the assessment of the legal risk.

Human Resources: The Corporation has highly-qualified, extensively-experienced personnel. Likewise, personnel are trained so that they develop new skills and extend their knowledge in the different activities they undertake in the Corporation. The merger between Corficolombiana and Corfivalle allowed the strengthening of talent achieving significant complements between the two existing structures.

Continues....

Verification of Transactions: The Corporation has transactional systems that, on a daily basis, record all asset and liability transactions guaranteeing the timeliness and accuracy of the accounting information to avoid errors that might alter the entity's results.

Likewise, in treasury transactions, the Corporation has mechanisms to verify the negotiations conducted such as the recording of telephone calls and written communications to confirm transactions. Hence, the Corporation has security mechanisms that allow verifying, when applicable, the conditions agreed-to and demonstrating that the transactions carried out are adequate.

On the other hand, there are high-security-level systems to receive and transfer funds with the purpose of complying with the transactions such as "Sebra" of the Central Bank, Cenit, ACH, Swift, and Deceval.

Auditor: The Corporation's Statutory Auditor and Comptroller have been constantly informed about the transactions carried out by the Corporation during 2005, and in their visits and verifications they have made recommendations, which have been discussed with management and applied when applicable.

(33) Risk Disclosure

By the end of 2005, Corporación Financiera del Valle S.A. successfully finished the merger process with Corporación Financiera Colombiana S.A. As a consequence of the merger, better risk control and management is achieved because best practices and tools are kept for each field.

Treasury Business Profile

Treasury is in charge of managing the Corporation's resources through liquidity transactions and the constitution of portfolios that pursue the maximization of profitability under risk measurement parameters defined by the Board of Directors. To reach such objective, Treasury operates within the local- and foreign-currency denominated security market, foreign currencies, and public debt, taking advantage of the opportunities that are present in the different markets, and additionally offering the Corporation's clients a diversified product portfolio.

Treasury tries to keep market shares in the different businesses that place it as market creator, particularly in the public-debt and Colombian-peso US-Dollar businesses, framed within the strictest management and risk control parameters that must attend the volume and complexity of the products traded.

Criteria and Procedure for Asset and Liability Management

The Corporation makes integral management of its asset, liability, and off-balance position structure, estimating and controlling the level of exposure to main market risks with the purpose of protecting itself against eventual losses due to variations in the economic value of these financial statement elements.

Risk Management

Alike yields and operating costs, risks are an integral and inevitable part of the financial activity. In recent years, credit, market, liquidity, and operating risk management has growingly posed to the Superintendency and to the Corporation challenges that will have to be faced through new risk management, measurement and control principles.

The Corporation has met these requirements by developing risk management tools to adopt them as a core element of its activity, and each time devoting greater amount of technology, economic, and human resources. For the Corporation, the ability of responsibly managing risk constitutes a significant requirement to face the challenges that the market imposes.

Continues....

The Corporation has implemented the following risk management system:

Treasury Risk

The control structure as essential principle has adequate function segregation between front, middle, and back-office activities. In this sense, treasury transactions are carried within an organizational structure that contemplates the following areas and/or functions:

Front Office: Area directly in charge of the negotiation, client relationship, and commercial aspects of treasury.

Middle Office: Area in charge, among others, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. Likewise, this area is in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Area in charge of conducting all operating aspects of the treasury, such as closing, recording, and final authorization of transactions.

During 2005, the treasury area of Corporación Financiera Colombiana S.A. generated net revenues before operating expense and provisions of Col$ 50,603 million. The revenue/risk taking the VeR as of the 2005 closing indicates that the risk the Corporation is exposed to is equivalent to less than one (1) month of net revenues, with which it is adjusted to the risk profile approved by the Board of Directors.

There is one (1) risk executive specialized in the different treasury risks (market, credit, and liquidity) reporting to the Treasury Risk Manager. It is worth to mention that the juridical risk is covered by the Vice President of Legal, and given the importance of the management of this risk type, a new management position was created for the operating risk.

I. Market Risk

The Corporation's market risk is measured through different analyses conducted based upon techniques recognized for financial risk management, with the purpose of controlling the loss levels the Corporation might be exposed in its financial asset investments due to the volatility of the market in which it might participate.

Based upon the latter, the following limit scheme was defined taking into consideration the entity's risk profile:

Colombian-Peso Portfolio Position

Limits to Negotiable Investments Portfolio: The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to the maturity term. Likewise, the position is limited in negotiable securities other than public debt, taking into consideration the same aspects mentioned above and the corresponding issuer limits. The closing position in 2005 is summarized as follows: TES, $95,465 MM; Fogafin, $6,566 MM; and private debt securities, $163,858 MM.

Limits to Available-for-Sale Investments Portfolio: The nominal value of the position in public debt securities is limited taking into consideration the maturity term and the Corporation's contractual, financial, and operating capacity. At the closing of 2005, this position is equivalent to TES, $242,080 MM and the equity profit to be realized corresponding to the difference between market value and the IRR purchase value of these securities amounted to $20,000 MM, approximately.

Limits to Held-to-Maturity Investments: The nominal value of the position in public debt securities is limited taking into consideration the maturity term and the Corporation's contractual, financial, and operating capacity. At the closing of 2005, this position is equivalent to TES, $55,332 MM.

Continues....

1. **US Dollar Portfolio Position**

Limits to Negotiable Investments Portfolio: The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to the maturity term. Likewise, the position in negotiable securities other than public debt will be limited taking into consideration the issuer limits approved and the maturity term. At the December 2005 closing, the position is detailed as follows: TES TRM, US$ 3,686,400; Yankees, US$ 12,015,000; and private debt, US$ 2,005,000.

Limits to Foreign-currency position: The value of the US Dollars position (short or long) is limited both in the "intraday" and in the "next day", according to the entity's risk profile. Likewise, positions in other currencies such as French Franc, Sterling Pound, and EURO, are limited taking into consideration the very aforementioned aspects. At the 2005 closing, risk position in TRM is equivalent to US$ -2,296,870. In currencies other than the US Dollar, the position closed in US$ 32,025.

2. **Loss Limits**

Daily P&L: It is the main control tool that middle office has to monitor Treasury. Additionally, it is essential in defining the maximum losses authorized by the Board of Directors. As of the 2005 closing, the 30-day P&L shows profit excluding operating expenses, of $1,500 MM, approximately.

VeR (Value at Risk): With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the entity's risk profile, the Board of Directors defined a VeR limit for Treasury transactions that allows estimating under "normal conditions" the risk assumed in the exchange and fixed-yield markets where the Corporation concentrates its trading activities. Total VeR including Colombian-peso and US Dollar desk positions at 2005 closing is equivalent to $ -2,000 MM, approximately compared to the limit that the Board of Directors established of $ -7,101 MM.

MAT (Management Action Trigger): It is the maximum loss that the Corporation is willing to assume also taking into account the equity capacity and solvency of the entity. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions. At the 2005 closing, the MAT amounts to $-500 MM approximately versus the limit determined by the Board of Directors that amounts to $-7,101 MM.

MAT = 30-day profit + VeR

Limit: MAT = VeR

Sensitivity Analysis (stress test): The most appropriate scenarios to calculate stress tests were established, where, in addition to a stress with an increase of 200 basic points in the rates, it is modeled the market crisis of August 2002 and of April 2004 to the current TES positions.

II. Liquidity Risk

According to External Circular Letter 042 dated September 27, 2001, the tool used for the liquidity risk is the liquidity GAP. And, on a weekly basis, ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks. During the entire 2005, Corporación Financiera Colombiana S.A. did not show significant exposures to liquidity risk as per External Circular Letter 042 issued by the Office of the Superintendent of Financing.

Continues....

On the other hand, it continued the monitoring and control of internal limits established by the Board of Directors for both long and short term. Amongst those short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first one, limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors determined limits for each of these indicators. They are reviewed on a daily basis by Top Management and are presented to the former body on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. As a function of these statuses, the Board of Directors defined the contingency plans that must be followed.

As of the 2005 closing, these indicators moved between the "normality" limits established. The MCO indicator (which defines the entity's liquidity status for a seven- (7) day term) whose minimum normal limit is $50,000 million of surplus, by the end of the year amounted to $547,193 MM.

III. Credit Risk

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector as well as in the financial sector. According to the result of the study conducted by the risk area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a one (1) year term to carry out transactions with such client.

Limits are established for one- (1) year terms and semiannual reviews. Every issuer and/ or counterparty must have a limit dully approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process that the Credit Risk Management uses and those of the financial sector are assessed under a "Scoring" methodology in the Treasury Risk Management.

a) *Real Sector*

For the entities that belong to the real sector of the economy, a study is conducted to determine the risk to be assumed. It includes, inter alia, the following points:

- Stockholders and Administrators
- Strategic Assessment and Perspectives
- Financial Assessment of Historical Figures
- Analysis of Company's Future Projections
- Companies Classification

Based upon this study, the approval process is provided in the respective instance.

b) *Financial Sector*

It includes credit entities, trust companies, stock brokers, pension and severance funds, government institutions, and insurance companies.

CAMEL methodology is used with the purpose of determining the risk of an issuer and/or counterparty, which uses the following factors for assessment:

C: Capital Adequacy
A: Asset Quality
M: Management
E: Earnings
L: Liquidity

Continues....

Based upon this methodology, the respective instance approves the counterparty and/or issuer credit limit.

1. Counterparty Risk Categories

Counterparty risk categories are standardized into four levels that allow optimizing the day-to-day of businesses without generating additional wearing out in the Corporation's attribution instances, or affecting the quality of risk decision-making.

Below, we described risk categories from the highest to the lowest.

Category 1

Short-term (less than one year) and long-term (greater than one year) loans.

Examples: Own funds receivables, foreign trade, rediscounts, inter-banking, securities, guarantees/collaterals, bank guarantees.

Category 2

Credit exposure in derivative fixed-yield and foreign currency products.
Examples: Foreign-currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the respective instance is defined according to the Future Potential Exposure defined in External Circular Letter 076 of 2000 issued by the Office of the Superintendent of Financing, which states the factors that are applied on the nominal value of the contract as a function of the term and the underlying asset.

Remaining Term	Fixed-Yield	Exchange Rate
Up to 3 months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
More than 6 months	10.8%	21.2%

Likewise, the utilization of the credit limit approved is calculated based upon the credit exposure of the derivative:

Credit exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the market value or Zero (0), whichever is greater.

Fixed-yield derivative shall mean that contract where the underlying asset is a market interest rate, or a fixed-yield security, regardless of the issuer or security type.

The above table will also be used for exchange rate derivatives, regardless of the foreign currency.

Category 3

Spot risk
Examples: Purchase-sale securities and free-delivery foreign currencies.

Overnight Risk

DVP or Compensated Category
Intraday market risk

Continues....

Note: The limits approved may be used for products of the same category, respecting the term and authorized market. Spot and Overnight risks cannot be combined.

2. Control Tools

The Corporation has an on-line credit limit module that allows controlling risk exposures per counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the credit-limit modules of the different transactional systems: MEC, Set-Fx, and SEN.

Due to the consolidation of risk controls, nowadays the treasury business is more stable, and there is lower risk of potential losses due to the market, credit, and liquidity risks associated thereto, and greater opportunity of reacting before adverse events.

IV <u>Credit Risk Management System (SARC, for its Spanish initials)</u>

The Credit Risk Management System - SARC of Corficolombiana has been implemented with the main *objective of creating an effective tool for the entity's credit portfolio management that provides* not only the estimates of expected losses measured through advanced statistical models but also the possibility of establishing goals, policies, and guidelines for the Corporation's portfolio management through profitability rations based upon risk, growth goals, and early-warning risk controls.

The SARC contains clear and precise policies and procedures that define the criteria and fashion whereby Corficolombiana assesses, assumes, rates, controls and covers its credit risk. For that purpose, special policies and mechanisms were adopted for the adequate credit risk management, not only from the perspective of their coverage through a provisions system but also through the management of the credit granting process and permanent follow-up thereto.

The Corporación developed the methodology for calculating expected loss in accordance with guidelines of the Office of the Superintendent of Financing. This methodology allows determining the non-payment probability of a debtor and the expected loss generated by the impairment in their payment capacity.

The development of the expected-loss methodology was based upon the Corporation's receivables segmentation. For that reason, different models of expected loss were designed. However, they are founded on the following scheme:

		Riesgo del Cliente		**Riesgo de la Transacción**		
Pérdida Esperada (PE)	=	Probabilidad de Incumplimiento **(PI)**	X	Pérdida Dado el Incumplimiento **(PDI)**	X	Exposición Dado el Incumplimiento **(EDI)**
		Valor entre 0 y 1 determinado por el modelo, expresado en términos porcentuales		Es un porcentaje calculado estadísticamente		Valor de las Obligaciones

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The Corporation made expected loss calculations in the internal model. A parallel was conducted during the entire year between traditional provisions and expected-loss calculations. This parallel helped review the consistency of expected-loss results and adjust the model.

The continuity of SARC promotion process, its policies, and methodologies was important, especially in the credit and commercial areas. There, reinforcement activities were carried out for system management and knowledge, collaborating with those areas by implementing new tools that facilitated daily operations of each of them.

Last, the Corporation is in the process of reviewing and tuning-up SARC's internal model, due to the merger that was implemented in December. Once the databases are homologated, the processes are defined, and the models are tuned-up, it will be processed the database certification as a process prior to the model review, thus pursuing the non-objection of the SARC by the Office of the Superintendent of Financing.

Operating Risk

Corficolombiana has defined that operational risk is those losses caused by faults or weaknesses in processes, people, and internal systems or by external events. The operating risk may be subdivided into seven categories depending upon their source and consequences, as suggested by the document "Regulatory Treatment of Operating Risk" published in September 2001 by the Basel Committee. These categories are: internal fraud or disloyalty, external fraud, human management, commercial practices, damage to fixed assets, failures in systems and processes.

With the purpose of identifying, measuring, monitoring, and controlling the Corporation's exposure in each of the aforementioned categories, the Risk Manager established a work plan in the development of which it allows counting on new elements that facilitate decision-making to maximize the Corporation's profitability and, in a sustainable fashion, obtaining satisfactory profitability for the stockholder.

The intention was that such work plan developed and implemented a management framework throughout the organization that allows performing an optimal operating risk management, at least including the following aspects:

- Creation of an operating risk culture through the disclosure of informative documents that allow creating awareness in entity employees about the essential need of minimizing this risk in the decision-making process.

- Creation and development of a method for storing operating loss events so that in the future, based upon those statistics, expected and unexpected operating losses can be forecasted.

- Definition of roles and responsibilities of the different Committee members.

- Design of the methodology for operating risk management whereby the main operating risks of the Corporation are known and quantified; control efforts are focused for mitigation in the most sensitive areas; and the different decision-making processes are improved, taking into account the effects of operating risk.

Reputation Risk

The Corporation counts on the System for Prevention of Asset Laundering – SIPLA, for its Spanish initials, the Good Governance Code, and the Code of Conduct for the management of reputation risk. The Compliance Officer supports the reputation risk management task in the transactions conducted by Corporation clients and it is the person appointed by the Board of Directors and taking office before the Office of the Superintendent of Financing, who is in charge of watching for compliance with the policies and procedures established for the prevention of asset laundering.

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Legal Risk

The Vice President/General Secretariat offers support in the task of legal risk management in the different transactions conducted by the entity. In particular, he/she defines and establishes the procedures necessary that tend to adequately control the legal risk of transactions so that they comply with legal norms, are correctly documented, and attends the request for analysis and writing the contracts that support the operations carried out by the different business units.

(34) Legal Controls

As of December 31, 2005 and 2004 the Corporation complied with each and every one of its obligations and legal duties with respect to, inter alia, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by supervisory and controlling entities as well as the legislative bodies.

(35) Subsequent Events

No modifications affecting the Corporation's financial statement figures were present during the period January 1 to February 3, 2006.

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